3/28


06012015

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME KGHM Polska Miedź SA

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 29 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4639 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/29/06

POLISH SECURITIES AND EXCHANGE COMMISSION

the Annual Report SA-R 2005

(In accordance with § 86, section 1, point 3 of the Decree of the Minister of Finance dated October 19, 2005 – Journal of Laws No 209, point 1744)
(for issuers of securities involved in production, construction, trade or services activities)

For the period from 1 January 2005 to 31 December 2005,
and for the prior period from 1 January 2004 to 31 December 2004

Publication date: 23 March 2006

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.	METALS INDUSTRY
(short name of the issuer)	(issuer branch title according to the Warsaw Stock Exchange)
59-301	Lubin
(postal code)	(city)
Marii Skłodowskiej-Curie	48
(street)	(number)
48 76 74 78 200	48 76 74 78 500
(telephone)	(fax)
IR@BZ.KGHM.pl	www.kghm.pl
(e-mail)	(www)
692-000-00-13	390021764
(NIP)	(REGON)

AR/S
12-31-05

PricewaterhouseCoopers Spółka z o.o.
(Entity entitled to audit financial statements)

The annual report includes:

- ☒ Auditor's opinion and auditor's report
- ☒ Declaration by the Management Board on the accuracy of the prepared financial statements
- ☒ Declaration by the Management Board regarding the entity entitled to audit financial statements
- ☒ The President of the Board's letter
- ☒ The annual financial statements:
  - ☒ Introduction
  - ☒ Balance sheet
  - ☒ Income statement
  - ☒ Statement of changes in equity
  - ☒ Cash flow statement
  - ☒ Additional information and explanations
- ☒ Management's report (Report on the Company's activities)

	in '000 PLN		in '000 EUR	
SELECTED FINANCIALS ITEMS	2005	2004	2005	2004
I. Net revenue from the sale of products, goods for resale and materials	8 000 085	6 341 994	1 988 439	1 403 655
II. Operating profit (loss)	2 508 698	1 554 029	623 542	343 949
III. Profit (loss) before taxation	2 634 563	1 445 903	654 826	320 017
IV. Net profit (loss)	2 289 356	1 397 169	569 024	309 231
V.Net cash flow from operations	2 503 992	1 717 743	622 373	380 183
VI. Net cash flow from investing activities	(551 709)	(390 921)	(137 128)	(86 521)
VII. Net cash flow from financing activities	(630 817)	(1 280 220)	(156 791)	(283 347)
VIII. Total net cash flow	1 321 466	46 602	328 454	10 315
IX. Total assets	10 977 254	8 948 436	2 843 995	2 193 782
X. Liabilities and provisions for liabilities	4 763 176	3 611 632	1 234 047	885 421
XI. Long term liabilities	40 489	39 050	10 490	9 573
XII. Short term liabilities	2 805 065	1 945 207	726 738	476 883
XIII. Equity	6 214 078	5 336 804	1 609 948	1 308 361
XIV. Share capital	2 000 000	2 000 000	518 162	490 316
XV. Number of shares	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Earnings (loss) per ordinary share (in PLN/EUR)	11.45	6.99	2.85	1.55
XVII. Diluted earnings (loss) per ordinary share (in PLN/EUR)	11.45	6.99	2.85	1.55
XVIII. Net assets per share (in PLN/EUR)	31.07	26.68	8.05	6.54
XIX. Diluted net assets per share (in PLN/EUR)	31.07	26.68	8.05	6.54
XX. Declared or paid dividend per ordinary share (in PLN/EUR)	3.50	2.00	0.87	0.44

This report is a direct translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S OPINION AND REPORT ON THE FINANCIAL STATEMENTS FOR 2005

Lubin, March 2006



PricewaterhouseCoopers Sp. z o.o.
Al. Armii Ludowej 14
00-638 Warszawa, Polska
Telefon +48 (0) 22 523 4000
Faks +48 (0) 22 523 4040
www.pwc.com/pl

Opinion of Independent Registered Auditor

To the General Shareholders' Meeting and the Supervisory Board of KGHM Polska Miedź S.A.

TRANSLATORS' EXPLANATORY NOTE

The following document is a free translation of the registered auditor's opinion and report of the above-mentioned Polish company. In Poland statutory accounts must be prepared and presented in accordance with Polish legislation and in accordance with the accounting principles and practices generally used in Poland.

The accompanying translated report has not been reclassified or adjusted in any way to conform to accounting principles generally accepted in countries other than in Poland, but certain terminology current in Anglo-Saxon countries has been adopted to the extent practicable. In the event of any discrepancy in interpreting the terminology, the Polish language version is binding.

We have audited the accompanying financial statements of KGHM Polska Miedź S.A. (hereinafter called *the Company*), ul. Marii Skłodowaskiej-Curie 48, Lubin, which comprise:

(a) introduction;

(b) the balance sheet as at 31 December 2005, showing total assets and total equity and liabilities of PLN 10,977,254 thousand;

(c) the income statement for the year ended 31 December 2005, showing a net profit of PLN 2,289,356 thousand;

(d) the statement of changes in equity for the year ended 31 December 2005, showing an increase in equity of PLN 877,274 thousand;

(e) the cash flow statement for the year ended 31 December 2005, showing a net increase in cash and cash equivalents of PLN 1,321,466 thousand;

(f) additional notes and explanations.

The Company's Management Board is responsible for preparing the financial statements and Directors' Report in accordance with applicable regulations. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the following regulations applicable in the Republic of Poland:

(a) the provisions of Chapter 7 of the Accounting Act of 29 September 1994 (uniform text, *Journal of Laws* of 2002, No. 76, item 694 with further amendments, hereinafter called *the Act*);

(b) auditing standards issued by the National Council of Registered Auditors in Poland.

PricewaterhouseCoopers Sp. z o.o. wpisana jest do Krajowego Rejestru Sądowego prowadzonego przez Sąd Rejonowy dla m. st. Warszawy



Opinion of Independent Registered Auditor

to the General Shareholders' Meeting and the Supervisory Board of KGHM Polska Miedź S.A. (cont.)

Our audit was planned and performed to obtain reasonable assurance that the financial statements were free of material misstatements and omissions. The audit included examining, on a test basis, accounting documents and entries supporting the amounts and disclosures in the financial statements. The audit also included an assessment of the accounting policies applied by the Company and significant estimates made in the preparation of the financial statements as well as an evaluation of the overall presentation thereof . We believe that our audit provides a reasonable basis for our opinion.

The information in the Directors' Report for the year ended 31 December 2005 has been prepared in accordance with the provisions of the Decree of the Minister of Finance dated 19 October 2005 concerning the publication of current and periodic information by issuers of securities ("Decree" – Journal of Laws of 2005, No. 209, item 1744) and is consistent with the information presented in the audited financial statements.

In our opinion, and in all material respects, the accompanying financial statements:

(a) have been prepared on the basis of properly maintained accounting records;

(b) comply in form and content with the applicable laws and the Company's Memorandum of Association;

(c) give a fair and clear view of the Company's financial position as at 31 December 2005 and of the results of its operations for the year then ended, in accordance with the accounting policies applicable in the Republic of Poland, specified in the Accounting Act.

On behalf of PricewaterhouseCoopers Sp. z o.o. and conducting the audit:

Adam Celiński
Member of Management Board
Registered Auditor
No. 90033/7039

Registered Audit Company
No. 144

Warsaw, 16 March 2006 r.

KGHM Polska Miedź S.A.

Report of Independent registered auditor on the financial statements as at and for the year ended 31 December 2005

TRANSLATORS' EXPLANATORY NOTE

The following document is a free translation of the registered auditor's report of the above-mentioned Polish company. In Poland statutory accounts must be prepared and presented in accordance with Polish legislation and in accordance with the accounting principles and practices generally used in Poland.

The accompanying translated report has not been reclassified or adjusted in any way to conform to accounting principles generally accepted in countries other than in Poland, but certain terminology current in Anglo-Saxon countries has been adopted to the extent practicable. In the event of any discrepancy in interpreting the terminology, the Polish language version is binding.



PricewaterhouseCoopers Sp. z o.o.
Al. Armii Ludowej 14
00-638 Warszawa, Polska
Telefon +48 (0) 22 523 4000
Faks +48 (0) 22 523 4040
www.pwc.com/pl

Registered Auditor's Report on the financial statements
To the General Shareholders' Meeting and Supervisory Board of KGHM Polska Miedź S.A.

This report has been prepared in connection with our audit of the financial statements of KGHM Polska Miedź S.A., ul. Marii Skłodowskiej-Curie 48, Lubin, (hereinafter called *the Company*). The audited financial statements comprise:

(a) introduction;

(b) the balance sheet as at 31 December 2005, showing total assets and total equity and liabilities of PLN 10,977,254 thousand;

(c) the income statement for the year ended 31 December 2005, showing a net profit of PLN 2,289,356 thousand;

(d) the statement of changes in equity for the year ended 31 December 2005, showing an increase in equity of PLN 877,274 thousand;

(e) the cash flow statement for the year ended 31 December 2005, showing a net increase in cash and cash equivalents of PLN 1,321,466 thousand;

(f) additional notes and explanations.

The financial statements were signed by the Company's Management Board and the official responsible for maintaining the accounting records on 16 March 2006. This report should be read in conjunction with the Opinion of Independent Registered Auditor to the General Shareholders' Meeting and the Supervisory Board of KGHM Polska Miedź S.A., signed on 16 March 2006. The opinion is a general conclusion drawn from the audit and involves assessing the materiality of individual audit findings rather than being a sum of all the evaluations of individual financial statement components. This assessment takes account of the impact of the facts noted on the truth and fairness of the financial statements as a whole.

This report contains 18 consecutively numbered pages and consists of:

On behalf of PricewaterhouseCoopers Sp. z o.o. and conducting the audit:

Adam Celiński
Member of Management Board
Registered Auditor
No. 90033/7039

Registered Audit Company
No. 144

Warsaw, 16 March 2006 r.

I. General information about the Company

(a) The Company was established as a result of the transformation of a state-owned enterprise, Kombinat Górniczo-Hutniczy Miedzi, on the basis of Art. 5 of the Act dated 13 July 1990 concerning the privatisation of state-owned enterprises (*Journal of Laws* No. 51, item 298, with subsequent amendments). The formation deed of the company was drawn up at the Notary Public's Office No. 18 in Warsaw on 9 September 1991 and registered in Section No. 8648/91. On 29 June 2001, the Company was entered in the Commercial Register maintained by the District Court for Wrocław Fabryczna, the 9th Business Department of the National Court Register with the reference number KRS 23302.

(b) On 14 June 1993 the Company was assigned a tax identification number (NIP) 692-000-00-13 for the purpose of making tax settlements. On 13 August 2003 the Company was assigned a REGON number 390021764 for statistical purposes.

(c) As at 31 December 2005 the Company's share capital amounts to PLN 2,000,000,000 and consists of 200,000,000 shares, with a nominal value of PLN 10 per value.

(d) In the audited year, the Company's operations comprised mainly:

- metal ore mining;
- production of non-ferrous metals, precious metals, and salts;
- casting of light metals and non-ferrous metals;
- waste management;
- wholesale trading;
- geological and exploratory activities, research and technical analyses;
- professional rescue services.

(e) During the audited year the Management Board of the Company comprised:

• Marek Szczerbiak	Vice- President	until 23.06.2005
	President	since 23.06.2005
• Wiktor Błądek	President	until 23.06.2005
	Vice- President	since 23.06.2005
• Jarosław Andrzej Szczepek	I Vice- President	
• Andrzej Krug	Vice- President	
• Robert Nowak	Vice- President	
• Sławomir Pakulski	Vice- President	

On 19 December 2005, the Supervisory Board suspended Wiktor Błądek, Deputy Chairman of the Management Board, and Andrzej Krug, Deputy Chairman of the Management Board, from their duties for a period of not more than three months.

After the balance sheet date, on 10 February 2006 the Supervisory Board dismissed Marek Szczerbiak as Chairman of the Management Board and appointed Krzysztof Skóra, a Member of the Supervisory Board, to act as Chairman of the Management Board for a period of not more than three months. On 24 February 2006, the Company's Supervisory Board appointed Mr. Krzysztof Skóra Chairman of the Management Board of KGHM Polska Miedź S.A. after his resignation as Member of the Supervisory Board of KGHM Polska Miedź S.A. At the same meeting, the Supervisory Board dismissed Mr. Jarosław Andrzej Szczepek as the 1st Deputy Chairman and Member of the Management Board, and the following Deputy

Chairmen and Members of the Management Board: Mr. Andrzej Krug, Mr. Robert Nowak, Mr. Sławomir Pakulski. At the same time, on 24 February 2006 the Supervisory Board of KGHM Polska Miedź S.A. appointed Mr. Maksymilian Bylicki 1st Deputy Chairman and Member of the Management Board, and it appointed the following Deputy Chairmen and Members of the Management Board: Mr. Mirosław Biliński, Mr. Marek Fusiński, Mr. Ireneusz Reszczyński. At the same meeting, the Supervisory Board decided to revoke the suspension of Mr. Wiktor Błądek, Deputy Chairman of the Management Board from his duties effective 8 March 2006.

(f) The following entities belong to the KGHM Polska Miedź S.A. Group:

Direct and indirect subsidiaries:

- CBPM CUPRUM Sp. z o.o.
- Centrum Badań Jakości Sp. z o.o.
- DFM ZANAM Legmet Sp. z o.o.
- Dolnośląska Korporacja Ekologiczna Oława Sp. z o.o.
- ENERGETYKA Sp. z o.o.
- ENERGOMEDIA "Łabędy" Sp. z o.o., Gliwice, (in liquidation)
- INOVA Sp. z o.o.
- Interferie S. A.
- KGHM CONGO s.p.r.l.
- KGHM Kupferhandelsges. m.b.H.
- KGHM METALE DSI S.A. (1 October 2005 took place merger of KGHM Metale S.A. and DSI S.A.)
- KGHM METRACO Sp. z o.o.
- KGHM Polish Copper Ltd
- Miedziowe Centrum Zdrowia S.A.
- PeBeKa S.A.
- PHP MERCUS Sp. z o.o.
- PHU "Mercus Bis" Spółka z o.o.
- PHU Lubinpex" Spółka z o.o.
- POL-MIEDŹ TRANS Sp. z o.o.
- Polskie Centrum Promocji Miedzi Sp. z o.o.
- Przedsiębiorstwo Eksploatacji Wód Aquakonrad S.A. (in liquidation)
- PU "Mercus Serwis" Spółka z o.o.
- Telefonia Dialog S.A.
- Walcownia Blach Sp. z o.o., Gliwice, in bankruptcy
- Walcownia Metali " Łabędy" S.A.
- Walcownia Metali Nieżelaznych Sp. z o.o., Gliwice
- Warszawska Fabryka Platerów HEFRA S.A.
- Zagłębie Lubin Sportowa Spółka Akcyjna

Associates:

- Polkomtel S.A.
- MINOVAKSANTE Sp. z o.o. (formerly FosrocKsante Sp. z o.o.)
- Naturopak Sp. z o.o.

II. Information on the audit

(a) PricewaterhouseCoopers Sp. z o.o. was appointed registered auditor to the Company by Resolution No. 23/V/04 of the the Supervisory Board dated 29 March 2004 in accordance with paragraph 20 of the Company's Memorandum of Association.

(b) PricewaterhouseCoopers Sp. z o.o. and the registered auditor conducting the audit are independent of the audited entity within the meaning of art. 66 clause 2 of the Accounting Act.

(c) The audit was performed on the basis of an agreement dated 14 June 2004, and conducted in the following periods:

- Interim audit from 31 October to 16 December 2005;
- Final audit from 2 January to 16 March 2006.

III. The Company's results and financial position

The financial statements do not take into account the effects of inflation. The consumer price index (on a December to December basis) amounted to 0.7% in the audited year (4.4% in 2004).

The following comments are based on information obtained during the audit of the financial statements.

- As at 31 December 2005, the Company's assets amounted to PLN 10,977,254 thousand. During the year, total assets increased by PLN 2,028,818 thousand (i.e. by 22.7%). This increase was mainly financed by an increase in equity (of PLN 877,274 thousand), including, a net profit of PLN 2,289,356 thousand less the net effect of designated hedging instruments in the amount of PLN 1,011,905 thousand and short-term liabilities of PLN 859,858 thousand.

- The Company's debt levels changed slightly. The gearing ratio went up from 40.4% at the end of the previous year to 43.3% at the end of the current year. At the same time, trade payables turnover changed from 28 days to 33 days respectively.

- The increase in total assets compared with the previous year was mainly the result of an increase in short-term investments (of PLN 1,205,864 thousand), prepayments and deferred costs (of PLN 413,753 thousand), tangible fixed assets (of PLN 229,982 thousand), and inventories (of PLN 226,759 thousand). The increase in the value of short-term investments, above all cash and cash equivalents, was connected with the higher profitability of sales which enabled higher cash flows to be generated.

- Long-term investments decreased by 4.2% mainly as a result of the reclassification of part of long-term investments to short-term investments and a change in equity of subordinated entities measured using the equity accounting method. The latter changes relating to were mainly the effect of the results of operations of these companies for 2005 and reductions due to the payment of dividends. Moreover, in 2005 the Company continued the restructuring of the liabilities of its subsidiary, Telefonia DIALOG S.A. The restructuring included increasing the share capital of the subsidiary by PLN 479,800 thousand in order to finance an early redemption of the bonds held by the Company. As at 31 December 2005, the Company held bonds issued by Telefonia DIALOG S.A. with a value of PLN 200,000 thousand which were included in "Short-term investments". As at the end of 2004, they were presented as long-term investments.

III. The Company's results and financial position (cont.)

- In total, sales amounted to PLN 8,000,085 thousand and increased by 26.1% compared with the previous year. In the audited financial year, the Company's core operations comprised the manufacture and sale of copper, precious metals, and other products. The Company's revenue from these operations increased by PLN 1,679,789 thousand compared with the previous financial period (i.e. 27.3%). This growth was mainly due to favourable conditions on international and domestic industrial goods markets, which were reflected in an increase in the average annual price of copper and silver compared with the previous year (of 28.3% and 9.9% respectively). In the same period, the average annual exchange rate of the dollar against the zloty decreased by 11.5% compared with 2004. The Company's operating income also includes the net result of commodity and currency hedging transactions.

- Operating expenses increased by PLN 580,432 thousand compared with 2004. This increase was mainly due to an increase in the costs of wages and salaries, remuneration-related charges, and employee benefits (of PLN 265,183 thousand), the costs of materials and energy used (of PLN 88,458 thousand), and external services (of PLN 58,050 thousand).

- Profitability measured as on sales amounted to 33.8% and increased by 8.1 p.p. compared with the previous year. The high prices of metals, mainly copper, on international commodity exchanges markets contributed significantly to the change in the Company's profitability.

- The Company's liquidity changed slightly compared with the previous year. The current ratio amounted to 1.3, whereas the quick ratio amounted to 0.9.

IV. Discussion of financial statement components

BALANCE SHEET as at 31 December 2005

	Notes	31.12.2005 PLN '000	31.12.2004 PLN '000	Change PLN '000	Change (%)	31.12.2005 Structure (%)	31.12.2004 Structure (%)
ASSETS							
Non-current assets							
Intangible assets		61,725	61,004	721	1.2	0.6	0.7
Tangible fixed assets	1	3,602,627	3,372,645	229,982	6.8	32.8	37.7
Long-term receivables		1,759	1,815	(56)	(3.1)	-	-
Long-term investments	2	2,691,428	2,809,706	(118,278)	(4.2)	24.5	31.4
Long-term prepayments and deferred costs	11	721,152	306,355	414,797	135.4	6.6	3.4
		7,078,691	**6,551,525**	**527,166**	**8.0**	**64.5**	**73.2**
Current assets							
Inventory	3	1,133,655	906,896	226,759	25.0	10.3	10.1
Short-term receivables	4	711,716	641,643	70,073	10.9	6.5	7.2
Short-term investments	5	2,047,964	842,100	1,205,864	143.2	18.7	9.4
Short-term prepayments and deferred costs	11	5,228	6,272	(1,044)	(16.6)	-	0.1
		3,898,563	**2,396,911**	**1,501,652**	**62.6**	**35.5**	**26.8**
Total assets		**10,977,254**	**8,948,436**	**2,028,818**	**22.7**	**100.0**	**100.0**

7. Discussion of financial statement components (cont.)

BALANCE SHEET as at 31 December 2005 (cont.)

	Note	31.12.2005 PLN '000	31.12.2004 PLN '000	Change PLN '000	Change (%)	31.12.2005 Structure (%)	31.12.2004 Structure (%)
LIABILITIES AND EQUITY							
Equity	**6**						
Share capital	**7**	2,000,000	2,000,000	-	-	18.2	22.4
Supplementary capital		2,083,888	1,629,743	454,145	27.9	19.0	18.2
Revaluation reserve		(159,166)	874,710	(1,033,876)	(118.2)	(1.4)	9.8
Retained earnings (Accumulated losses)		-	(564,818)	(564,818)	(100.0)	-	(6.3)
Net profit/loss for the year	**8**	2,289,356	1,397,169	892,187	63.9	20.8	15.6
		6,214,078	**5,336,804**	**877,274**	**16.4**	**56.6**	**59.7**
Liabilities and provisions for liabilities							
Provisions for liabilities	**9**	1,666,358	1,460,034	206,324	14.1	15.2	16.3
Long-term liabilities		40,489	39,050	1,439	3.7	0.4	0.4
Short-term liabilities	**10**	2,805,065	1,945,207	859,858	44.2	25.5	21.7
Accruals and deferred income	**11**	251,264	167,341	83,923	50.2	2.3	1.9
		4,763,176	**3,611,632**	**1,151,544**	**31.9**	**43.4**	**40.3**
Total liabilities and equity		**10,977,254**	**8,948,436**	**2,028,818**	**22.7**	**100.0**	**100.0**

IV. Discussion of financial statement components (cont.)

INCOME STATEMENT
for the year ended 31 December 2005

	Note	2005 PLN '000	2004 PLN '000	Change PLN '000	Change (%)	2005 Structure (%)	2004 Structure (%)
Net sales of finished goods, goods for resale and materials	12	8,000,085	6,341,994	1,658,091	26.1	100.0	100.0
Cost of sales of finished goods, goods for resale and materials	12	(4,723,734)	(4,195,617)	(528,117)	12.6	(59.0)	(66.2)
Gross profit		**3,276,351**	**2,146,377**	**1,129,974**	**52.6**	**41.0**	**33.8**
Selling costs	12	(74,461)	(73,292)	(1,169)	1.6	(0.9)	(1.1)
Administrative expenses	12	(495,124)	(443,978)	(51,146)	11.5	(6.3)	(7.0)
Profit from on sales		**2,706,766**	**1,629,107**	**1,077,659**	**66.2**	**33.8**	**25.7**
Other operating income	12	85,425	77,044	8,381	10.9	1.0	1.2
Other operating expenses	12	(283,493)	(152,122)	(131,371)	86.4	(3.5)	(2.4)
Operating profit		**2,508,698**	**1,554,029**	**954,669**	**61.4**	**31.3**	**24.5**
Financial income	13	395,152	526,889	(131,737)	(25.0)	4.9	8.3
Financial costs	13	(269,287)	(635,015)	365,728	(57.6)	(3.3)	(10.0)
Profit on ordinary activities before tax		**2,634,563**	**1,445,903**	**1,188,660**	**82..2**	**32.9**	**22.8**
Net extraordinary gains/losses		-	-	-	-	-	-
Profit before tax		**2,634,563**	**1,445,903**	**1,188,660**	**82.2**	**32.9**	**22.8**
Corporate income tax		(417,331)	(295,552)	(121,779)	41.2	(5.2)	(4.7)
Share in net profits (losses) of subordinated entities measured using the equity method	13	72,124	246,818	(174,694)	(70.8)	0.9	3.9
Net profit for the year		**2,289,356**	**1,397,169**	**892,187**	**63.9**	**28.6**	**22.0**

IV. Discussion of financial statement components (cont.)

Presentation of financial ratios summarising the Company's financial position and results

The following ratios characterise the Company's activities, results of operations during the audited year and its financial position as at the balance date compared with prior years:

	2005	2004
Asset ratios		
- receivables turnover	20 days	20 days
- inventory turnover	78 days	72 days
Profitability ratios:		
- net profit margin	28.6%	22.0%
- gross margin on sales	33.8%	25.7%
- return on capital employed	39.6%	31.7%
Liability ratios:		
- gearing	43.4%	40.4%
- payables turnover	33 days	28 days
	31.12.2005	**31.12.2004**
Liquidity ratios:		
- current ratio	1.3	1.1
- quick ratio	0.9	0.7
Other ratios:		
- effective tax rate	15.8%	20.4%
- earnings per share (in PLN)	11.45	6.99
- price / earnings	6.5	4.5
- return on assets (ROA)	20.9	15.6

IV. Discussion of financial statement components (cont.)

The balance sheet as at 31 December 2005

1. Tangible fixed assets

In the audited year, the net book value of tangible fixed assets increased by PLN 229,982 thousand (6.8%). The most significant tangible fixed assets included: buildings, structures and engineering objects (PLN 1,457,872 thousand), plant and machinery (PLN 1,446,599 thousand) as well as assets under construction (PLN 639,221 thousand). In the audited year, the Company continued investments in the construction of mine shafts at the Zakłady Górnicze "Rudna" mine and commenced works related to the construction of new shafts at the Zakłady Górnicze Polkowice-Sieroszowice mine. During the audited year, the Company continued the programme for the replacement of machinery and modernisation at its branches.

2. Long-term investments

As at the end of the audited year, the value of long-term investments amounted to PLN 2,691,428 thousand. The value of long-term investments comprised shares in subordinated entities measured using the equity method (PLN 2,650,042 thousand) and other investments (PLN 42,885 thousand).

In 2005, the Company increased the share capital of Telefonia DIALOG S.A. by PLN 479,000 thousand. The proceeds of this share issue were used for the partial early repayment of bonds issued by Telefonia DIALOG S.A. At the same time Company has reclassified other bonds issued by Telefonia DIALOG S.A. amounting PLN 200,000 thousand to current assets due to the fact that their repayment date is in 2006.

3. Inventory

We have observed the inventory count of work in progress held by the Company on 31 December 2005. Any discrepancies between the accounting records and the actual balances have been properly adjusted in the accounting records.

4. Short-term receivables

As at 31 December 2005, short-term receivables comprise trade receivables of PLN 567,385 thousand, taxation, subsidies, customs duty and social and health insurance receivables of PLN 103,725 thousand and other receivables of PLN 40,608 thousand. The increase in short-term receivables of PLN 70,073 thousand (10.9%) compared with the prior year mainly results from the increased volume and value of sales in the audited year.

5. Short-term investments

The value of short-term investments increased by PLN 1,205,864 thousand (143.2%) compared with the prior year. As at the end of 2005, cash equivalents (mainly bank deposits) of PLN 1,641,144 thousand, bonds issued by Telefonia DIALOG S.A. of PLN 200,000 thousand, short-term investments comprised financial instruments stated at their fair value of PLN 192,158 thousand, loans granted of PLN 12,197 thousand and cash in hand and at bank of PLN 2,465 thousand.

Discussion of financial statement components (cont.)

6. Equity

	31.12.2004	Appropriation of profit**	Covering of loss	Designation and settlement of hedging instruments*	Sale and diminution in value of revalued fixed assets	Net profit for 2005	31.12.2005
	PLN '000	PLN '000	PLN '000	PLN '000	PLN '000	PLN '000	PLN '000
Share capital	2,000,000						2,000,000
Supplementary capital	1,629,743	997,169	(564,818)		21,794		2,083,888
Revaluation reserve	874,710			(1,011,905)	(21,971)		(159,166)
Accumulated losses	(564,818)		564,818				-
Net profit for the year	1,397,169	(1,397,169)				2,289,356	2,289,356
Total	**5,336,804**	(400,000)	-	(1,011,905)	(177)	2,289,356	**6,214,078**

* The change of the revaluation reserve due to the designation and settlement of hedging instruments contains respective deferred income tax.
** According to the resolution No 6/2005 of the General Shareholders' Meeting of 15 June 2005 the dividend of PLN 400,000 thousand was paid.

IV. Discussion of financial statement components (cont.)

7. Share capital – ownership structure

As at 31.12.2005 the shareholders of the Company were:

Shareholder	Number of shares held	Nominal value of shares held	Type of shares held	% of voting rights
State Treasury	88,567,589	885,675,890	ordinary	44.28
Deutsche Bank Trust Company Americas	10,013,016	100,130,160	ordinary	5,01
Lansdowne Parners Limited Partnership	10,572,441	105,724,410	ordinary	5,29
Other shareholders	90,846,954	908,469,540	ordinary	45,42
	200,000,000	**2,000,000,000**		**100**

After the balance sheet date Lansdowne Partners Limited Partnership decreased its share to below 5% of voting rights and as at 12 January 2006 controlled, on behalf of the funds managed by it, 9,282,114 ordinary shares, i.e. 4.64% of share capital.

8. Net profit for the year

The net profit for the audited year amounted to PLN 2,289,356 thousand. As disclosed in the Note 37 to the financial statements, the Management Board will propose to the General Shareholders' Meeting that dividends be paid out in the amount of PLN 700,000 thousand and the remaining amount of profit of PLN 1,589,356 thousand be transferred to supplementary capital.

In accordance with resolution No 6/2005 of the General Shareholders' Meeting of 16 April 2004, the net profit for the prior year was appropriated as following:
- PLN 400,000 thousand was paid as dividend;
- PLN 997,169 thousand was transferred to supplementary capital.

In accordance with the above-mentioned resolution the accumulated loss for prior years of 564,818 will be covered from supplementary capital.

9. Provisions for liabilities

The provisions for liabilities as at the end of 2005 increased by 14.1% compared with the prior year and amounted to PLN 1,666,358 thousand. The provisions have been created mainly in respect of accrued employee benefits (PLN 817,019 thousand), the cost of liquidation of mines and other property, plant and equipments (PLN 385,718 thousand) and deferred income tax (PLN 322,626 thousand).

IV. Discussion of financial statement components (cont.)

10. Short-term liabilities

The short-term liabilities as at the end of 2005 increased by 44.2% compared with the prior year and amounted to PLN 2,805,065 thousand. Short-term liabilities included mainly financial instruments (PLN 1,360,533 thousand), trade payables (PLN 610,600 thousand), taxation and social insurance (PLN 543,823 thousand), salaries and wages (PLN 96,028 thousand), the Company's social benefits fund (PLN 44,786 thousand), the mining facilities liquidation fund – PLN 30,864 thousand and other liabilities (PLN 118,431 thousand).

11. Prepayments, accruals and deferred income

As at 31 December 2005, long-term prepayments amounted to PLN 726,380 thousand and had increased by 413,753 compared with the prior year. The change mainly resulted from an increase of deferred tax assets related to the valuation of financial instruments (including hedging instruments) and decrease in valuation of the investment in Telefonia DIALOG S.A.

In the audited year, accruals and deferred income increased by 50.2%, i.e. PLN 83,923 thousand, compared with the prior year and amounted to PLN 251,264 thousand. Accruals comprised the following main items: salaries and wages of PLN 135,813 thousand and unused holidays of PLN 15,721 thousand. Deferred income comprised supplies of PLN 62,421 thousand which were not recognised as revenue of the audited year.

IV. Discussion of financial statement components (cont.)

The income statement for the year ended 31 December 2005

12. Sales and operating expenses

As at the end of the audited year, profit on sales amounted to PLN 2,706,766 thousand and increased by PLN 1,077,659 thousand (66.2%) compared with the prior year. Sales (taking into account the effect of hedging transactions) increased by PLN 1,658,091 thousand (26.1%), whereas operating expenses changed by PLN 580,432 thousand (12.3%) compared with 2004. The profitability of the Company's core operations improved mainly due to the favourable prices of metals on world markets. In 2005, the amount of sales revenue was also affected by a decrease in the average annual exchange rate of PLN to USD by around 11.5% and the settlement of commodity hedging instruments.

The most significant costs by type were: materials and energy used of PLN 1,910,502 thousand (36.6%), salaries and wages and employee benefits of PLN 1,806,130 thousand (34.6%) as well as external services of PLN 885,856 thousand (17.0%).

The value of materials and energy used increased by PLN 88,458 thousand (4.9%) compared with the prior year. The high level of costs of materials and energy is connected with the use of scrap metals and third-party concentrates in the production of copper. The increase in the use of materials and energy was also affected by an increase in prices of fuels and spare parts for the machines and equipment used by the Company.

Salaries and wages, social insurance and employee benefits increased by PLN 265,183 thousand (17.2%) compared with the prior year. The change was mainly due to additional salaries paid in 2005.

The level of external services increased by PLN 58,050 thousand (7.0%) compared with 2004. The increase was mainly related to the increased involvement of external entities in preparatory and repair works at the Company's branches.

13. Financial income and costs, and share in profits/(losses) of subordinated entities measured using the equity method

As at the end of 2005, net financial income amounted to PLN 125,865 thousand and increased by PLN 233,991 thousand compared with the prior year. The change in the net financial income was mainly due to the positive effect of realisation and valuation of financial instruments (mainly hedging instruments) of – PLN 75,086 thousand, net foreign exchange gains of – PLN 28,490 thousand and increase of result of other financial activieties by PLN 135,194 thousand. Interest expense decreased by PLN 31,037 thousand and interest income decreased by PLN 34,753 thousand compared with the prior year.

The share in net profits/(losses) of entities measured using the equity method decreased by PLN 174,694 thousand (70.8%) compared with the prior year and amounted to PLN 72,124 thousand. In 2005 the share in net profits/(losses) mainly comprises a gain from Polkomtel S.A. of PLN 209,259 thousand and a loss from

IV. Discussion of financial statement components (cont.)

Telefonia DIALOG S.A. of PLN 173,445 thousand (gains of PLN 181,118 thousand and PLN 39,024 respectively in 2004).

V. The registered auditor's statement

(a) The Management Board of the Company provided all the information, explanations, and representations required by us in the course of the audit and provided us with a representation letter confirming the completeness of the information included in the accounting records and the disclosure of all contingent liabilities and post-balance-sheet events which occurred up to the date on which that letter was signed.

(b) The scope of the audit was not limited.

(c) The Company has up-to-date documentation of its accounting policies, approved by the Management Board. The Company's accounting policies were tailored to its needs and ensured the identification of all the events material to assess its financial position and results, taking into consideration the prudence principle. Changes in accounting policies were correctly disclosed in the notes to the financial statements.

(d) The closing balances as at the end of the prior year were correctly brought forward as the opening balances of the current financial year in all material respects.

(e) We have assessed the operation of the accounting system. Our assessment covered in particular:
- the accuracy of the documentation relating to business transactions;
- the fairness, accuracy and verifiability of the accounting records, including computerized accounting records;
- the methods used for controlling access to data and computerized data processing systems;
- the safeguarding of accounting documentation, accounting records and the financial statements;

This assessment together with our verification of individual items of the financial statements is a basis for expressing a general, comprehensive and unqualified opinion on the truth and fairness of these financial statements. The audit was not intended to provide a comprehensive opinion on the operations of the said system.

(f) Decree of the Minister of Finance dated 18 October 2005 concerning the scope of information to be presented in financial statements and consolidated financial statements included in share issue prospectuses by issuers of securities whose registered offices are in Poland and for whom the application of Polish Accounting Regulations is appropriate.

(g) The Directors' Report includes all the information required by the Decree of the Minister of Finance dated 19 October 2005 concerning the publication of current and periodic information by issuers of securities. The information presented therein is consistent with that presented in the financial statements.

(h) Counts of assets and liabilities were carried out and reconciled in accordance with the Accounting Act, and their results were included in the accounting records for the audited year.

V. The registered auditor's statement (cont.)

(i) The financial statements for the prior financial year were audited by PricewaterhouseCoopers Sp. z o.o. The registered auditor issued opinion with an explanatory paragraph.

(j) The financial statements of the Company as at and for the year ended 31 December 2004 were approved by Resolution No. 5/2005 passed by the General Shareholders' Meeting on 15 June 2005. The financial statements were filed with the National Court Register in Legnica on 21 June 2005 and {published in Monitor Polski B No. 132, item 788 on 18 January 2006.

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD ON THE ACCURACY OF THE PREPARED FINANCIAL STATEMENTS

Lubin, March 2006

EXEMPTION NUMBER: 82-4639

DECLARATION BY THE MANAGEMENT BOARD ON THE ACCURACY OF THE PREPARED FINANCIAL STATEMENTS

According to our best judgement the annual financial statements and the comparative data have been prepared in accordance with accounting principles currently in force, and reflect in a fair, clear and accurate way the material and financial situation of KGHM Polska Miedź S.A. and the financial result of the Company. The annual report of the Management Board presents a true picture of the growth and achievements, as well as the condition, of KGHM Polska Miedź S.A., including a description of the basic risks and threats.

Signatures

Signatures of All Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
16 March 2006	*Krzysztof Skóra*	President of the Management Board	[signature]
16 March 2006	*Maksymilian Bylicki*	First Vice President of the Management Board	[signature]
16 March 2006	*Mirosław Biliński*	Vice President of the Management Board	[signature]
16 March 2006	*Wiktor Błądek*	Vice President of the Management Board	[signature]
16 March 2006	*Marek Fusiński*	Vice President of the Management Board	[signature]
16 March 2006	*Ireneusz Reszczyński*	Vice President of the Management Board	[signature]

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

Lubin, March 2006

DECLARATION BY THE MANAGEMENT BOARD REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

The entity entitled to audit financial statements, and which has audited the annual financial statements, was selected in accordance with legal provisions. This entity, as well as the registered auditors who have carried out this audit, have met the conditions for issuing an impartial and independent report on their audit, in accordance with appropriate Polish legal provisions.

Signatures

Signatures of All Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
16 March 2006	*Krzysztof Skóra*	President of the Management Board	
16 March 2006	*Maksymilian Bylicki*	First Vice President of the Management Board	
16 March 2006	*Mirosław Biliński*	Vice President of the Management Board	
16 March 2006	*Wiktor Błądek*	Vice President of the Management Board	
16 March 2006	*Marek Fusiński*	Vice President of the Management Board	
16 March 2006	*Ireneusz Reszczyński*	Vice President of the Management Board	

KGHM POLSKA MIEDŹ S.A.

PRESIDENT'S LETTER

Lubin, March 2006

KGHM POLSKA MIEDŹ S.A.

Dear Shareholders,

KGHM Polska Miedź S.A. in 2005 achieved record financial results. Net profit amounted to PLN 2 289 million. This was decidedly caused by the historically-high copper prices and the very high silver prices. The share price of KGHM in 2005 rose by nearly 100%, from PLN 31.4 at the beginning of January to PLN 62.5 at the end of December 2005.

The Market Daily "Parkiet" awarded us with the "Bull and Bear" prize for being a best market investment from the WIG 20 index in 2005. Likewise "Puls Biznesu" honored the Company with the title "Pillar of the Polish Economy".

There are however some disquieting factors of significance for the functioning of the Company – the increase in production costs and the negative impact of hedging transactions on the level of revenues.

The Management Board is determined to deal with these matters with particular care. Putting a break on these unfavorable tendencies and increasing the value of the Company are the most important tasks in the coming years.

We are facing the necessity of updating the strategy of the Company: we are reviewing the investment program; we want to maintain the current production capacity of KGHM over the long term; we are continuing work aimed at fully accessing the new „Głogów Głęboki Przemysłowy" deposit; and we are considering the possibility of expanding our resource base by the acquisition of deposits outside of Poland which are cheap to exploit.

The value of the Company is significantly impacted by the valuation of its telecoms assets. Together with the Polish shareholders we are pursuing a policy of increasing the value of our assets in the company Polkomtel S.A. We are endeavoring to optimise our commitment in Telefonia Dialog S.A.

Realisation of these intentions should significantly increase the effectiveness of the functioning of the Company.

I would like here to offer my thanks to all of the employees of KGHM Polska Miedź S.A. for their efforts in helping to achieve the results gained in 2005, as well as to our shareholders for the trust they have bestowed us. I likewise wish to assure you of the determination both of myself and of the Management Board I lead to build a firm basis for the growth of the Company.

President of the Management Board

Lubin, 16 March 2006

Krzysztof Skóra

KGHM POLSKA MIEDŹ S.A.

FINANCIAL STATEMENTS

FOR 2005

Lubin, March 2006

TABLE OF CONTENTS

INTRODUCTION TO THE ANNUAL FINANCIAL STATEMENTS

1. NAME, HEAD OFFICE, BUSINESS

KGHM Polska Miedz S.A. with its head office in Lubin is a joint stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations under No. KRS 23302.
The basic business of the Company comprises:
- the mining of non-ferrous metals ore,
- the excavation of gravel and sand,
- the production of copper, precious and non-ferrous metals
- the production of salt,
- the casting of light and non-ferrous metals,
- the forging, pressing, stamping and roll forming of metal; powder metallurgy,
- the management of wastes,
- wholesale sales based on direct or contractual payments,
- the warehousing and storage of goods,
- activities connected with the management of holding entities,
- geological-exploratory activities,
- general construction activities with respect to mining and production facilities,
- the generation and distribution of electrical energy and of steam and hot water, the generation of gas, and the distribution of gaseous fuels through a supply network,
- professional rescue services,
- scheduled and non-scheduled air transport, and
- telecomunication and computer -related activities

The shares of KGHM Polska Miedź S.A. are listed on a regulated market under the "metals industry" sector of the Warsaw Stock Exchange.

2. TIME FRAME OF COMPANY EXISTANCE

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The time frame of its activities is unlimited. The legal antecedent of the Company was a State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin, which was transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

3. PERIODS COVERED BY THE FINANCIAL STATEMENTS

The financial statements of the Company cover:
- the current period from 1 January to 31 December 2005, and
- the comparable data for the period from 1 January to 31 December 2004.

3.1 COMPOSITION OF BODIES OF THE COMPANY

The Supervisory Board

During the period from 1 January 2005 to 15 June 2005 the Supervisory Board was composed of the following persons:

-Janusz Maciejewicz	Chairman of the Supervisory Board
-Jerzy Markowski	Vice Chairman of the Supervisory Board
-Jan Rymarczyk	Secretary of the Supervisory Board
-Tadeusz Janusz	
-Elżbieta Niebisz	
-Marek Wierzbowski	

together with the following employee representatives
-Józef Czyczerski
-Leszek Hajdacki
-Ryszard Kurek

In connection with the expiration of the fifth term of the Supervisory Board, the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 15 June 2005 appointed the following persons to the Supervisory Board of the Company for a new sixth term:
-Tadeusz Janusz
-Maciej Kruk
-Elżbieta Niebisz
-Jan Rymarczyk

-Krzysztof Szamałek
-Marek Wierzbowski
together with the following employee representatives
-Józef Czyczerski
-Leszek Hajdacki
-Ryszard Kurek
At its meeting on 23 June 2005 the Supervisory Board selected Elżbieta Niebisz as Chairman of the Supervisory Board, Tadeusz Janusz as Deputy Chairman of the Supervisory Board and Jan Rymarczyk as Secretary of the Supervisory Board.
On 30 January 2006 Marek Wierzbowski submitted his resignation from membership of the Supervisory Board.
On 31 January 2006, by a resolution of the Extraordinary General Shareholders Meeting following persons were recalled from the Supervisory Board:
- Tadeusz Janusz,
- Elżbieta Niebisz,
- Jan Rymarczyk, and
- Krzysztof Szamałek.

Simultaneously on 31 January 2006 by a resolution of the Extraordinary General Shareholders Meeting following persons were appointed to the Supervisory Board:
- Czesław Cichoń,
- Antoni Dynowski,
- Krzysztof Skóra,
- Marcin Ślęzak, and
- Ryszard Wojnowski.

On 24 February 2006 Krzysztof Skóra submitted his resignation from the position of Member of the Supervisory Board of KGHM Polska Miedź S.A.
Members of the Supervisory Board, in accordance with the Statutes of the Company, are appointed and recalled by the General Shareholders Meeting.
The Management Board
During the period from 1 January 2005 to 23 June 2005 the Management Board of KGHM Polska Miedź S.A. was comprised of the following persons:

Wiktor Błądek	President of the Management Board
Jarosław Andrzej Szczepek	I st Vice President of the Management Board Vice President of the Management Board for Finance-Economics
Andrzej Krug	Vice President of the Management Board for Employee Affairs
Robert Nowak	Vice President of the Management Board for for Trade, Marketing and Hedging
Marek Szczerbiak	Vice President of the Management Board for Production

The Supervisory Board of the Company at its meeting of 23 June 2005 recalled Wiktor Błądek from the function of President of the Management Board of KGHM Polska Miedź S.A. and re-appointed him as a Vice President of the Management Board. At the meeting of the Supervisory Board on 23 June 2005 Marek Szczerbiak was appointed as President of the Management Board, and Sławomir Pakulski was appointed as a Vice President of the Management Board of KGHM Polska Miedź S.A.
Following these changes the Management Board of the Company was comprised of the following persons:

Marek Szczerbiak	President of the Management Board
Jarosław Andrzej Szczepek	I st Vice President of the Management Board Vice President of the Management Board for Finance-Economics
Wiktor Błądek	Vice President of the Management Board for Mining
Andrzej Krug	Vice President of the Management Board for Employee Affairs
Robert Nowak	Vice President of the Management Board for Trade, Marketing and Hedging
Sławomir Pakulski	Vice President of the Management Board for Smelting

On 19 December 2005 the Supervisory Board resolved to suspend from performance of the duties of Vice President Wiktor Błądek and Andrzej Krug for a period not longer than three months.
On 10 February 2006 the Supervisory Board of the Company recalled Marek Szczerbiak from the position of President of the Management Board and delegated Krzysztof Skóra - Member of the Supervisory Board - to perform the duties of President of the Management Board. At the following meeting on 24 February 2006 the Supervisory Board of the Company appointed Krzysztof Skóra to the position of President of the Management Board of KGHM Polska Miedź S.A., following his resignation from the position of Member of the Supervisory Board of KGHM Polska Miedź S.A.
At the same meeting the Supervisory Board recalled Jarosław Andrzej Szczepek from the position of Member of the Management Board – I Vice President of the Management Board, and the following persons from the position of Member of the Management Board - Vice President of the Management Board: Andrzej Krug, Robert Nowak and Sławomir Pakulski.
Simultaneously, the Supervisory Board of KGHM Polska Miedź S.A. on 24 February 2006 appointed Maksymilian Bylicki to the position of Member of the Management Board – I Vice President of the Management Board, and the following persons to the position of Member of the Management Board - Vice President of the

Management Board: Mirosław Biliński, Marek Fusiński and Ireneusz Reszczyński. At the same meeting the Supervisory Board decided to end from 8 March 2006 the suspension of Wiktor Bładek from the performance of his duties as a Vice President of the Management Board.

4. COMBINED DATA OF THE FINANCIAL STATEMENTS

The financial statements of the Company for the given period and comparable prior period were prepared as combined statements of the Company's Divisions – each having its own accounting system - following elimination of mutual revenues and costs and of mutual debtor and creditor balances.
KGHM Polska Miedź S.A. as a parent entity prepares and publishes consolidated financial statements based on International Financial Reporting Standards approved by the European Union.

5. MERGER OF COMPANIES

There were no mergers with other companies either in the current reporting period or in the comparable prior period.

6. GOING CONCERN CONSIDERATION

The financial statements of the Company have been prepared under the going concern consideration. There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.

7. COMPARABILITY OF STATEMENTS

To ensure the comparability of data 2004, the following have been restated with regard to the presentation of the following data:
- the result from the effective settlement of currency hedging transactions and the result of realised exchange rate differences on hedging-related loans was presented in revenues from the sale of products, reducing the respective result in financial operations,
- in financial income an adjustment was made to the analytical presentation of gains on financial investments:

A description of these differences in relation to previously-published statements is presented *in additional explanatory note nr 16.*

8. ADJUSTMENTS ARISING DUE TO AUDITOR OPINIONS

There were no qualifications to the financial statements of the Company in the auditor's opinions in the comparable prior period, ended 31 December 2004.

9. ACCOUNTING PRINCIPLES, VALUATION METHODS

In the presented periods the Company applied the following accounting principles and valuation methods as outlined in the Accounting Act dated 29 September 1994 (Journal of Laws from 2002 nr 76 item 694 with subsequent amendments), and in the Industry Accounting Principles and Chart of Accounts of KGHM Polska Miedź S.A.

9.1 Intangible assets

Intangible assets include:
- acquired property rights – copyrights and related rights, licenses, concessions, rights to inventions, patents, trademarks, utility and decorative designs, know-how,
- development costs of successfully-completed projects to be utilised in the production of new products or improved technology, and
- goodwill,

and also, included in non-current assets, the above rights used under a lease, rental or other similar agreement, if such an agreement met one of the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994.

Intangible assets are valued at:
- the purchase cost for acquired property rights,
- the costs incurred for capitalised development costs, and
- the difference between the purchase price of an entity or its organised part, and the lower fair value of acquired net assets, for goodwill.

The initial value of intangible assets is decreased by accumulated depreciation and write-offs due to permanent diminution in value.
Depreciation of intangible assets is based on the straight line method, adapted to the expected useful life, as well as in the following manner:
- full depreciation of intangible assets whose value does not exceed the amount of fixed assets permitted to be fully depreciated under the Tax Law,
- over a period of 5 years for development costs,
- over a period of 5 years for goodwill, and
- for acquired property rights, over the period of their useful life, established individually for the elements of these property rights.

9.2 Tangible fixed assets

Tangible fixed assets include:
- fixed assets
- property, i.e. Company-owned land as well as acquired right to perpetual usufruct to land, also structures, buildings and premises constituting a separate property, as well as rights to housing or business premises,
- machines, equipment, vehicles, etc.,
- improvements to external fixed assets (at the level of costs incurred), and
- fixed assets used on the basis of rental, lease or similar agreements, including leasing agreements
- fixed assets under construction and advances on fixed assets under construction.

In addition, fixed assets include cost of future mine closure and other technological objects. These costs, after being discounted, increase the initial value of fixed assets and are subject to depreciation beginning from the moment they are brought into use, proportionally to the period as established in the schedule of liquidation.
Non-current assets also include external fixed assets used under a lease, rental or other similar agreement, if said agreement meets one of the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994.

The Company recognises as off-balance sheet the following items:
- State Treasury land received for perpetual usufruct, valued based on property assessment documents, these documents being the basis for making usufruct payments,
- external fixed assets, used based on agreements which do not meet the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994,
- fixed assets destined to be liquidated, until the liquidation, and
- low-value assets meeting conditions for classification as fixed assets excluded from the balance sheet based on art. 4 section 4 of the Accounting Act of 29 September 1994.

Fixed assets – the initial value of fixed assets is their purchase cost, and in the case of fixed assets manufactured by the Company, their manufacturing cost.
Fixed assets disclosed or obtained free of charge are valued at the sale price of the same or similar assets. The initial value of a fixed asset is increased by expenditure on its improvement.
Initial value and previously depreciation of fixed assets are revalued based on separate rulings, though in no case being higher than fair value. Any difference arising on revaluation is recognised under revaluation reserve.
The Company makes write-offs of fixed assets due to permanent diminution of value, revaluing these fixed assets to the net selling price or to otherwise- estimated fair value.

Depreciation is based on principles outlined in the Accounting Act dated 29 September 1994, as well as internal regulations approved by the Management Board of the Company, i.e.:
- the Industry Table of Depreciation Rates, and
- the Industry Catalog for Selection of Additional Balance Sheet Depreciation Rates.

Depreciation is based on the following principles:

1. full depreciation of fixed assets whose value does not exceed the amount of fixed assets permitted to be fully depreciated under the tax law, recognised as consumption of materials,
2. fixed assets being the initial or complex equipment for a given site, whose value does not exceed the amount of fixed assets permitted to be fully depreciated under corporate income tax rules, are depreciated over a period between 3 and 5 years, and
3. other fixed assets are depreciated by the straight line method, i.e. by allocating on a systematic basis over its useful life in equal monthly increments proportionally to passage of time.

Fixed assets under construction – the initial value of fixed assets under construction is their purchase cost, and in the case of manufactured assets, their manufacturing cost.
The value of fixed assets under construction is decreased by permanent diminution of value to the net selling price or to otherwise-estimated fair value.

9.3 Long term investments

The Company recognises as long term investments assets acquired to obtain economic benefits arising from their increase in value, from interest gains, dividends, profit sharing or other benefits.
The following are recognised as long term investments:
- financial assets - shares, long term loans granted and other financial assets, and
- other long term investments.

Beginning from 1 January 2004 investments which are recognised as non-current assets are measured as follows:
- shares in subordinated entities - by the equity method,
- shares in other entities - by the purchase cost less diminution in value,
- long term financial assets which have an active market - by market value,
- loans granted, by their amortised purchase cost estimated based on the effective interest rate,
- other long term assets, including investment properties and intangible assets - by their purchase cost.

Long term investments denominated in foreign currencies are measured based on the average exchange rate set for a given currency by the National Bank of Poland (NBP).

9.4 Inventory

Inventory is comprised of:
- materials,
- semi-finished products and work in progress,
- finished goods,
- goods for resale, and
- advances on deliveries.

Inventories are valued in accordance with the following principles:
- additions of materials and goods for resale at purchase cost,
- manufactured materials – at manufacturing cost,
- production wastes - at net realisable value,
- disposal of materials and goods for resale – at the weighted average costs for the given item,
- materials and goods for resale in stock – at the weighted average costs as for disposal,
- own products- finished products and semi-finished products - are valued at manufacturing cost.

At the balance sheet date inventories are valued based on the above-mentioned principles, but not higher than the net selling price.

9.5 Debtors

Recognised as debtors are assets of a reliable estimated value characterised as bringing probable economic benefits to the Company.

From the point of view of maturity, these debtors are recognised as either long term or short term assets.
The Company recognises as long term assets those debtors having a maturity date of over 12 months from the balance sheet date, in all cases excepting those of trade debtors.
The Company recognises trade debtors as short term assets regardless of their maturity date, as well as all other types of debtors having a maturity date of less than 12 months from the balance sheet date.

Debtors are valued at the amount due, following the prudence principle. Interest for delay in payments of debtors are calculated based on contractual agreement.

Beginning on 1 January 2004 debtors denominated in foreign currencies as at the date of the operation and at the balance sheet date are measured at the average exchange rate set for the given currency by the NBP.
The Company creates provisions for doubtful debt.

9.6 Short term investments

The Company recognises as short term investments those assets which are payable, due or designated for disposal within 12 months from the balance sheet date or from the date of their arising, issuance or acquisition, or representing cash and cash equivalents.

The following are recognised as short term investments:

1. short term financial assets
   - shares and other securities, loans granted, derivative instruments, other financial assets including term bank deposits and interest accrued on financial assets being payable or due within 3-12 months from the date of their receipt, issuance, acquisition or from establishment of the asset,
   - cash on hand and cash in current bank accounts,
   - other cash and cash equivalents,
   - other monetary assets, which include financial investments with high liquidity, and easily exchangeable for known cash amounts, and
2. other short term investments.

Short term investments are initially measured at their purchase cost, or at their purchase price if the transaction and settlement costs are immaterial.
At the balance sheet date short term investments are measured, depending on their classification as financial instruments. Financial assets held for trading, including derivative instruments held for trading, are measured at fair value, with the result of this measurement shown in profit and loss; financial assets classified as loans and receiveables originated and as financial instruments held to maturity are measured at amortised purchase cost. Monetary resources are not classified under any category of financial instruments, and are valued at their nominal value, increased by interest due at the balance sheet date, applying the concept of prudent valuation. Investments denominated in foreign currencies as at their acquisition date and at the balance sheet date are measured at the average exchange rate set for the given currency by the NBP.

9.6.1 Derivative financial instruments

1. Recognition and measurement of derivative financial instruments in the balance sheet

Derivative financial instruments are recognised in the books at the moment when the Company becomes a party to a contract. Purchased instruments are initially accounted for as short term financial assets at their initial value, representing the purchase cost of the given instrument, or – in the case of sold instruments – in short term liabilities, at the selling price of the given instrument. In the case of options the initial value represents the premium obtained or paid.

Embedded derivative financial instruments are excluded from any agreement containing such a derivative and are recognised in the books at the date when the agreement is entered into, if all of the following conditions are met:

- The agreement containing the embedded derivative financial instrument (a mixed agreement) is not valued at its fair value, whose changes are recognised under financial income or costs,
- The nature of the embedded derivative financial instrument and its related risks are not closely connected to the nature of the underlying agreement and its related risks,
- A separate instrument, whose nature is comparable to that of an embedded derivative financial instrument, would meet the definition of a derivative financial instrument,

- It is possible to establish a trustworthy fair value for embedded instruments.

At the balance sheet date derivatives are revalued to fair value. Derivatives having a fair value above zero are treated as financial assets and are shown in short term financial assets, while instruments having a negative value are treated as financial liabilities and are presented in short term liabilities.

2. Fair value

Estimated fair value is equal to the amount recoverable or payable to close an outstanding position at the balance sheet date. Where possible, transactions are valued by the market value.
In the case of buy or sell commodity forwards the fair value was estimated based on forwards prices for the maturity dates of specific transactions. In the case of copper the official LME closing prices and variability factors as at the balance sheet date from Reuters were used. For silver we applied the LBM *fixing* price, also at the balance sheet date. In the case of volatility and silver forward rates, quotations given by banks/brokers were used.
As respects the currency market the *fixing* price as at the balance sheet date was used. Currency interest rates and currency variability factors from Reuters were used

2.1 Presentation of fair value changes and gains or losses from realisation of derivative instruments.

Presentation of the effects of changes in fair value, or gains or losses from the realisation of derivative instruments, depends on their intended use. The instruments are classified as hedging instruments and instruments held for trading. Hedging instruments are classified as fair value hedges and future cash flow hedges. In addition, derivative instruments, depending on the character of the item being hedged, are recognised as commodity market instruments and currency instruments.

2.2 Presentation of instruments held for trading

Profits and losses arising from changes in the fair value of instruments held for trading, due either to their valuation at the balance sheet date or to their realisation, are presented as either financial costs or financial income in the income statement, in the period in which they arose.

2.3 Presentation of hedging instruments

Hedging, for purposes of accounting, is based on proportional compensation, between those results achieved due to changes in fair value or of changes in cash flow arising from a hedging instrument and a given hedged item.

a) Fair value hedges

A fair value hedge:
- hedges the risk of changes in the fair value of recognised assets or liabilities (or their parts) or of an unrecognised firm commitment and which may be assigned to a particular type of risk associated with such elements, and
- has an impact on the reported net profit or loss.

Gains and losses arising from changes in fair value of hedging instruments are recognised as financial costs or income in the income statement, in the period in which they arose.
Simultaneously, profits or losses on a hedged position which may be assigned to a given risk adjust the carrying value of the hedged item and are immediately recognised in the income statement.

b) Cash flow hedges

Cash flow hedges:
- hedge the exposure to variability of cash flows that is attributable to a particular type of risk associated with a recognised asset or liability, or a highly probable forecasted transaction, and
- affects reported net profit or loss.

Profits and losses arising from changes in fair value of cash flow hedges are presented as a separate item under equity, in that portion in which the instrument represents an effective hedge of the associated hedged item. The portion which is ineffective is taken directly to the income statement as financial income or costs.
Gains or losses having arisen from this cash flow hedge are recognised in the income statement when the given

hedged item affects the income statement. The effective part adjusts revenues from sales, while the ineffective part is taken to the income statement as financial income or costs.
Hedge effectiveness is the degree to which changes in the fair value or cash flow of the hedged item that are attributable to a hedged risk are offset by changes in the fair value or cash flow of the hedging instruments.
If the hedged future valid commitment or forecasted transaction results in recognition of an asset or liability in the balance sheet, then, at the time the item is recognised, all associated gains and losses are reflected in the purchase cost or other carrying amount of the asset or liability.
The Company, as respects accounting for hedging transactions, applies future cash flow hedges. The designated hedges relate to future forecast transactions as assumed in the Company Sales Plan for a given year. These plans are prepared based on the production capabilities of the Company for a given period. KGHM Polska Miedź S.A. considers the probability of these transactions occurring as being very high, as the Company, from a historical point of view, has always realised its sales at those levels assumed in individual Sales Plans.
In addition, the Company has a long list of steady, reliable and long term clients, diversified as respects geography. Therefore, the probability that a majority of these clients would cease to work with the Company is rather small. Should such a scenario occur, i.e. the termination of contracts by the clients of KGHM Polska Miedź S.A. and the inability to find alternative clients, then the Company has the possibility of realising its assumed sales through the delivery of its products to the commodity markets. Both the copper and silver sold by KGHM are highly standardised products, and therefore the number of potential clients globally is very high, in addition to which the products of KGHM are of a high quality, which is attested to by the certificates they have been granted.

2.4 Dedesignation of hedges

The Company ceases to recognise financial instruments in its accounts as hedging instruments upon their expiry, sale, termination or realisation, or when the Company withdraws a designation of a given financial instrument as a hedge. The Company may designate a given instrument as a hedge in a new or different hedging relationship or use it as a hedge of another type of risk.

In such a case, for cash flow hedging, gains or losses arising in the periods in which such hedging was effective are retained in equity until the hedged item is realised.

If the hedge of future valid commitment or forecasted transaction becomes ineffective (the hedged position no longer meets the definition of future valid commitment, or the possibility exist that the forecasted transaction will not take place), then the profit or loss shown in equity is immediately transferred to the income statement.

9.6.2 Foreign-denominated bank loans as a future cash flow hedging transaction

Currency Risk Management

According to Risk Management Policy, the Company, avoids exposure to the currency risk arising from indebtedness by making use of natural sources of financing in US dollars.
The accounting policy applied should reflect such hedges in the financial statements of the Company.
The risk management's goal is to eliminate currency risk connected with future, highly probable revenues from sales in US dollars.
By incurring liabilities in the same currency in which it earns its revenues (forecast future sales transactions denominated in USD), the Company avoids exposure to the currency risk related to the said revenues in the amount of the credit drawn.
Thanks to this hedging, the Company achieves a stable spot exchange rate for future revenues for the period of the hedge.
This hedging relationship is of a future cash flow hedging nature.
Revolving (renewable) foreign-denominated loans are not designated as hedging instruments.

Financial assets which are not derivative financial instruments, or financial liabilities which are not derivative financial instruments, may be designated as a hedging instrument only for the purpose of hedging against currency risk.

9.7 Prepayments

The Company recognises under prepayments costs incurred or assets consumed which relate to future financial periods. The value of these costs was based on their future economic benefits.

Prepayments consist of:
- one time payments of wages together with charges,
- development costs, until their completion,
- annual payments due to property and personal insurance, subscriptions to periodicals, perpetual usufruct of land, rent payments received in advance, etc.,
- one-off depreciation write-offs of fixed assets, being the initial or complex equipment for a given site,
- new production preparation costs,
- social fund (ZFŚS) write-offs settled within the year.

Long term prepayments also include deferred tax assets.

From the point of view of their period of settlement, prepayments are qualified as short term or long term assets.

The Company applies an individually-estimated period to write-offs of prepayments, depending on the type and amount of the item.
Valuation of prepayments as at the balance sheet date reflects the prudence principle.

9.8 Equity

Equity consists of:
- share capital stated at nominal value,
- reserve capital created and utilised pursuant to Company Statutes,
- a revaluation reserve – capital from the revaluation of fixed assets and from the measurement of hedging instruments to their fair value, in that part reflecting an effective hedge,
- reserve capital created for purposes outlined by the Statutes of the Company,
- retained profit or uncovered losses from prior years, and
- net profit from the current financial period.

9. 9 Liabilities

The Company recognises as liabilities the obligation, arising from past events, to provide benefits of clearly defined value which lead to the use of current or future assets of the Company.

The Company includes as liabilities:
- financial liabilities due to bank and other loans, the issuance of debt securities, financial instruments, leasing, etc.
- trade liabilities,
- liabilities due to customs, taxation, insurance and other public obligations,
- liabilities due to wages, and
- all other types of liabilities.

Also recognised as liabilities are:
- provisions for liabilities, whose maturity date is uncertain, but whose value may be reliably estimated,
- special funds – the Company Social Fund (ZFŚS) and others, and
- accruals and deferred income.

Liabilities are measured at their nominal value on the date they arise.
At the balance sheet date liabilities are measured at the payable amount – together with interest payable or the revaluation of claims – at a level specified by contract and including exchange rate differences arising from the valuation of liabilities at the exchange rate in force. Financial liabilities assigned to specific categories of financial instruments are measured respectively at amortised purchase cost or fair value.

Liabilities denominated in foreign currencies as at their date of arising and at the balance sheet date are valued at the average exchange rate set for the given currency by the NBP.

9.9.1 Contingent liabilities – off-balance sheet.

The Company recognises as contingent liabilities potential future obligations to provide benefits, whose arising is dependent upon the existance of specified events in the future.
The following are recognised as contingent (off-balance sheet) liabilities among others:
- guarantees, securities and bills of exchange granted to third parties, arising from agreements,
- liabilities due to compensation for damages arising in connection with the Company's economic activities, for cases remaining in proceedings,
- suspended contingent environmental penalties,
- liabilities arising from innovation contracts, calculated based on future effects, and
- liabilities to the State Treasury due to freely-granted perpetual usufruct of land, in an amount reflecting the valuation of such land based on property assessment documents.

9.9.2 Provisions

The Company creates provisions when it has a present obligation (legal or constructive) as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate can be made of the amount of the obligation.
Provisions are created, among others, for the following liabilities:
- deferred income tax, created in connection with the taxable temporary differences between the carrying amount of assets and equity and liabilities, and their taxable value,
- future employee benefits due to jubilee bonuses, retirement benefits and coal equivalent payments paid after the employment period,
- costs of future mine closure and other technological objects, following mining excavation,
- the effects of legal and administrative proceedings,
- the granting of guarantees, securities and other similar liabilities, from the moment in which the risk of incurring expenses on behalf of a third party arises, and
- other future liabilities arising from unresolved issues.

The Company itself estimates the value of provisions.
The deferred income tax provision is set at the amount of taxation due for payment in the future, and reflects in most instances the prevailing income tax rate of the year in which the tax liability arises.
The provision for future employee benefits is set at an amount estimated by actuarial methods.
The clasification of provisions into long and short term is done based on proportions set using statistical methods by an actuary.
The provision for mine closure costs and other technological objects is set in accordance with the principles of IAS 16, IAS 37 and IFRIC 1.

9.9.3 Accruals

The Company recognises as accruals, recognised in the balance sheet under equity and liabilities, probable liabilities chargeable to the current financial period which arise from benefits obtained by the Company from contracted parties and employees, if the value of the liability is known or may be reliably estimated, or which arise from the obligation to provide future benefits based on on-going activities, whose value may be reliably estimated.
Accruals include:
- wages together with charges paid once a year,
- accounted-for costs of fees arising from the settlement of production, if they were not recognised as non-invoiced liabilities,
- short term provisions due to unutilised vacations, revalued at year-end, and
- other short term costs matched to revenues, representing future liabilities estimated on the basis of signed agreements or other reliable estimates.

9.9.4 Deferred income

Deferred income includes:
- the equivalent amount of payments received or due from contracted parties, documented by VAT invoice due to benefits whose realisation will occur in future periods,

- cash and cash equivalents received to finance the acquisition or creation of fixed assets under construction and of development costs which are settled simultaneously to the depreciation write-off, of fixed assets financed by these sources,
- the value of fixed assets, fixed assets under construction and of intangible assets, obtained free of charge, including as a donation, which are settled simultaneously to the depreciation write-off of these assets, and
- negative goodwill, arising when the purchase price of an entity or an organised part thereof is lower than the fair value of net assets acquired.

9.10 Revenues, costs, financial result

9.10.1 Revenues

The Company recognises as revenues from sales the probable realisation in the financial period of economic benefits, of a reliably-determined amount, in the form of an increase in the value of assets, or decrease of liabilities, which lead to an increase in equity in a manner other than the granting of funds by their owner. Revenues from sales are adjusted by the result from the settlement of derivative hedging instruments and by the result from settlement of non-derivative financial instruments representing hedging instruments.
The Company also recognises the following as revenues:

1. other operating income, connected indirectly with its economic activities:

- gains on the disposal of fixed assets, fixed assets under construction and of intangible assets,
- write-offs of subsidies received to finance the acquisition or creation of fixed assets, fixed assets under construction and research projects,
- write-offs of fixed assets and of intangible assets obtained free of charge or by donation,
- provisions released which were created in prior periods,
- the reversal of write-offs revaluing assets, upon elimination of the reason for which the write-offs were made,
- penalties and compensation received,
- funds recovered from the liquidation of fixed assets,
- adjustments to operating income from prior years, and
- other similar income.

2. financial income

- dividends and income from profit sharing,
- interest on investments, from funds on current bank accounts and from delay in payments from debtors,
- gain on the disposal of investments, including from the settlement of derivative hedging instruments in that part representing the ineffective part of the hedge and from the settlement of derivative instruments not designated as hedging instruments,
- exchange rate gains over losses,
- the revaluation of short and long term investments, in that part not accounted for as a revaluation reserve,
- the release of provisions created for financial liabilities, and
- other financial income.

3. extraordinary gains, arising in connection with the occurrence of unforeseen events which are not normally part of the risk of performing business activities.

9.10.2 Costs

The Company recognises as costs the probable decrease in the financial period of economic benefits of a reliably-determined amount, in the form of a decrease in the value of assets, or an increase of liabilities and provisions, which lead to a decrease in equity or an increase in negative equity in a manner other than the withdrawing of funds by its shareholders or owners.
A by-type costs account is maintained, as well as the cost centers and types of activities.

The Company also recognises the following as costs:
1. other operating costs, i.e. costs indirectly connected with operating activities:
- losses from the disposal of tangible fixed assets and intangible assets,
- the revaluation of non-financial assets, in that part not accounted for as equity,

- the amount of donated tangible assets and cash,
- the creation of provisions for future liabilities and anticipated costs (with the exception of provisions for financial liabilities),
- the payment of compensation, penalties, fines and court costs,
- costs connected with the liquidation of tangible fixed assets,
- the cost of unutilsed production capacity caused by external factors, and
- other similar costs connected indirectly with operating activities.

2. financial costs

- interest on financial and other liabilities, including for delays in payments,
- losses from the disposal of investments, including from the settlement of derivative hedging instruments in that part representing the ineffective part of the hedge and from the settlement of derivative instruments not designated as hedging instruments,
- write-offs revaluing investments, due to permanent diminution in value,
- exchange rate losses over gains,
- the creation of provisions for financial liabilities,
- the so–called "unwinding of the discount" effect arising from an increase in the value of provisions for future mine closure costs resulting from the passage of time,and
- other financial costs,

3. extraordinary losses, arising in connection with the occurrence of unforeseen events which are not normally part of the risk of performing operating activities.

Data of the comparable financial periods were restated to the principles prevailing in the current period.

10. AVERAGE EXCHANGE RATE.

In the current period and in the comparable prior period the average Polish zloty exchange rates in relation to the EUR, as set by the Polish National Bank, were as follows:

		current period	comparable period
1.	exchange rate on the last day of the period	3.8598	4.0790
2.	average rate calculated as the mathematical average of the rates on the last day of each month of the period	4.0233	4.5182
3.	highest rate in the period Tab.nr 83/A/NBP/2005, Tab. nr 42/A/NBP/2004	4.2756	4.9149
4.	lowest rate in the period Tab.nr 247/A/NBP/2005, Tab.nr 253/A/NBP/2004	3.8333	4.0518

11. BASIC ITEMS OF THE BALANCE SHEET, INCOME STATEMENT AND CASH FLOW STATEMENT IN EUR.

		as on the last day in 000' EUR	
1.	Basic balance sheet items	current period	comparable period
	Assets in total	2 843 995	2 193 782
I	Non-current assets	1 833 952	1 606 160
II	Current assets	1 010 043	587 622
	Equity and liabilities in total	2 843 995	2 193 782
I	Equity	1 609 948	1 308 361
II	Liabilities and provisions for liabilities	1 234 047	885 421

The PLN/EUR exchange rate used for calculating the balance sheet data on the last day of the current period, as set by the NBP for that date, i.e. 3.8598 PLN/EUR.

The PLN/EUR exchange rate used for calculating the balance sheet data on the last day of the comparable period, as set by the NBP for that date, i.e. 4.0790 PLN/EUR.

2. Basic income statement items

		in 000' EUR current period	comparable period
I	Revenues from the sale of products, goods for resale and materials	1 988 439	1 403 655
II	Cost of sale of products, goods for resale and materials	1 174 094	928 604
III	Gross profit (loss) from sales	814 345	475 051
IV	Profit (loss) from sales	672 773	360 565
V	Operating profit (loss)	623 542	343 949
VI	Profit (loss) before extraordinary items and taxation	654 826	320 017
VII	Extraordinary items	-	
VIII	Profit (loss) before taxation	654 826	320 017
IX	Net profit (loss)	569 024	309 231

For calculating the income statement for the current period the average PLN/EUR exchange rate was applied, calculated as the mathematical average of the rates on the last day of each month of the period, which was set by the NBP for that date, i.e. 4.0233 PLN/EUR.

For calculating the income statement for the comparable period the average PLN/EUR exchange rate was applied, calculated as the mathematical average of rates on the last day of each month of the period, which was set by the NBP for that date, i.e. 4.5182 PLN/EUR.

3. Basic cash flows items

		in 000' EUR current period	comparable period
A	Net cash flow from operations	622 373	380 183
B	Net cash flow from investing activities	(137 128)	(86 521)
C	Net cash flow from financing activities	(156 791)	(283 347)
D	Total net cash flow (A+/-B+/-C)	328 454	10 315
E	Change in balance of cash and cash equivalents	328 840	10 222
F	Cash and cash equivalents – beginning of the period	78 952	58 393
G	Cash and cash equivalents – end of the period	425 802	78 952

For calculating the cash flow statement for the current period the following PLN/EUR exchange rates were applied:

- data in A,B,C,D, E – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 4.0233 PLN/EUR
- data in F – as set by the NBP as at 31 December 2004, i.e. 4.0790 PLN/EUR
- data in G – as set by the NBP as at 31 December 2005, i.e. 3.8598 PLN/EUR.

For calculating the data of the cash flow statement for the comparable period the following PLN/EUR exchange rates were applied:

- data in A,B,C,D, E – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 4.5182 PLN/EUR
- data in F – as set by the NBP as at 31 December 2004, i.e. 4.7170 PLN/EUR
- data in G – as set by the NBP as at 31 December 2004, i.e. 4.0790 PLN/EUR.

12. DIFFERENCES BETWEEN POLISH AND INTERNATIONAL FINANCIAL REPORTING STANDARDS APPROVED BY THE EUROPEAN UNION

The Company applies accounting principles and methods in accordance with the Accounting Act of 29 September 1994. The financial result and certain balance sheet items differ in amount from that which would be shown in financial statements prepared in accordance with International Accounting Standards (IAS/IFRS) approved by the European Commision based on its Decrees.

The Company has examined those areas in which potential differences could occur and has made a calculation of adjustments impacting the amount of equity (net assets) and the net financial result between the financial statements prepared in accordance with Polish accounting standards and the financial statements which would have been prepared under IFRS. In order to identify these differences, the Management Board of the Company used its best judgement with regard to the anticipated standards and interpretations, facts and circumstances, and accounting principles consisted with IAS, including in accordance with IFRS 1, "First-time adoption of International Financial Reporting Standards".
Differences between the accounting principles applied by the Company and those of IAS/IFRS arise as a result of the matters described below:

12.1 Accounting for the effects of hyperinflation in prior years

In the financial statements of the Company the effects of hyperinflation were not accounted for in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies. This relates to the purchase of fixed assets during a hyperinflationary period in prior years, in which the purchase price would be adjusted to that of the equivalent purchasing power on the balance sheet date in financial statements prepared during this period. The carrying value of these assets and of other non-cash assets adjusted in this way becomes a cost in later financial statements, and also the basis for depreciation. In approximation this concerns fixed assets purchased prior to the second half of the financial year 1996. However, for purposes of the consolidated financial statements, at the date of transition of the Group to International Accounting Standards fixed assets were revalued to reflect the effects of hyperinflation. The effects of this revaluation were recognised in retained earnings. On 15 June 2005 the General Shareholders Meeting of KGHM Polska Miedź S.A. resolved to cover the effects of this revaluation by share capital. The results of this revaluation of fixed assets will be presented in the separate financial statements of the Company from the moment of transition to the presentation of financial statements under IAS.

12.2 Specialised spare parts

In the financial statements of the Company spare parts are accounted for as an element of inventory. According to IAS, specialised spare parts which are utilised for a period longer than one year, or are utilised solely for either maintenance or for the servicing of certain fixed assets, should also be included amongst fixed assets and depreciated for a period not longer than the related fixed asset.

12.3 Interest included in the carrying amount of fixed assets

In accordance with the Accounting Act, the Company capitalised the cost of servicing liabilities drawn for the purpose of financing the purchase or manufacture of fixed assets (decreased by the income in this respect) until such time as the said fixed assets are brought into use. In accordance with IAS 23, "Borrowing costs", such interest is recognised in the income statement for the period in which it was incurred.

12.4 Separate depreciation of items of fixed assets

IAS 16, "Property, plant and equipment", requires the separate depreciation of items of fixed assets whose useful lifetimes are different, although the Accounting Act has no such requirement, and therefore, for the purposes of preparing financial statements according to Polish accounting principles, the Company applied a single depreciation rate for every fixed asset as a whole.

12.5 Capitalisation of costs of major inspections

According to IAS 16 "Property, plant and equipment" if a condition of continuing to operate an item of fixed assets is performing regular major inspections for faults, the costs of such an inspection are recognised in the carrying amount of the item of fixed assets, while any remaining carrying amount of the cost of the previous inspection is derecognised. The Accounting Act has no such requirement, and therefore the Company, for the purposes of preparing financial statements according to Polish accounting principles, recognised this type of cost in the income statement at the moment it was incurred.

12.6 Adjustment of manufactured cost of goods held in inventories

Adjustments affecting the value of fixed assets, as well as amounts depreciated in production-related divisions of KGHM Polska Miedź S.A., will lead to the need for appropriate adjustments in the cost of manufactured goods held in inventories.

12.7 Financial instruments

In accordance with IFRS 1, "First-time adoption of International Financial Reporting Standards", as regards permissible exemptions from the requirement to fully apply IFRS retrospectively, the Company chose not to restate comparative data (i.e. data for the year 2004) with respect to financial instruments. In essence the only difference would relate to a change in the classification of a financial asset in the form of a participatory unit to the category "financial assets measured through the income statement", pursuant to IFRS 1 par. 25A.

12.8 Valuation of subsidiaries and associates

In accordance with the Accounting Law, KGHM Polska Miedź S.A. accounts for its shares in subsidiaries and associates using the equity method. According to IFRS the use of this method for separate financial statements is not permitted. Shares in subsidiaries should be accounted for at their purchase cost or pursuant to IAS 39, "Financial instruments: recognition and measurement".

12.9 Deferred income tax

The amount of deferred income tax will be appropriately determined from the differences described in the above points, in accordance with IAS 12, "Income taxes."

12.10 Scope of disclosures

The presentation of data in the financial statement prepared under IFRS, and the scope of information disclosed in the additional explanatory notes, would be different than such presentation and disclosure carried out under the Polish Accounting Law.

13. INFORMATION ON RULES FORMING THE BASIS FOR THE PREPARATION OF SEPARATE AND CONSOLIDATED FINANCIAL STATEMENTS OF THE PARENT ENTITY AND OF THE KGHM POLSKA MIEDŹ S.A. GROUP BEGINNING FROM 2005.

Beginning from 2005 the consolidated financial statements of the KGHM Polska Miedź S.A. Group are prepared based on International Financial Reporting Standards as approved by the European Union.

The separate financial statements of the parent entity will continue to be prepared based on the Accounting Law. Confirmation and distribution of the financial result will be based on Polish accounting standards.

BALANCE SHEET	Note	in '000 PLN 2005	in '000 PLN 2004
ASSETS			
I. Non-current assets		7 078 691	6 551 525
1. Intangible assets, of which:	1	61 725	61 004
- goodwill			
2. Tangible fixed assets	2	3 602 627	3 372 645
3. Long term debtors	3, 8	1 759	1 815
3.1. From related entities			
3.2. From other entities		1 759	1 815
4. Long term investments	4	2 691 428	2 809 706
4.1. Investment property			
4.2. Intangible assets			
4.3. Long term financial assets		2 691 428	2 809 706
a) in related entities, of which:		2 654 301	2 749 094
- shares in subordinated entities accounted for using the equity method		2 650 043	2 068 696
b) in other entities		37 127	60 612
4.4. Other long term investments			
5. Long term prepayments	5	721 152	306 355
5.1. Deferred income tax asset		719 762	304 811
5.2. Other prepayments		1 390	1 544
II. Current assets		3 898 563	2 396 911
1. Inventories	6	1 133 655	906 896
2. Short term debtors	7, 8	711 716	641 643
2.1. From related entities		67 948	44 461
2.2. From other entities		643 768	597 182
3. Short term investments		2 047 964	842 100
3.1 Short term financial assets	9	2 047 964	842 100
a) in related entities		212 197	9 000
b) in other entities		192 158	512 514
c) cash and cash equivalents		1 643 609	320 586
3.2. Other short term investments			
4. Short term prepayments	10	5 228	6 272
Total assets		10 977 254	8 948 436
EQUITY AND LIABILITIES			
I. Equity		6 214 078	5 336 804
1. Share capital	12	2 000 000	2 000 000
2. Called up share capital not paid (negative value)			
3. Treasury shares (negative value)	13		
4. Reserve capital	14	2 083 888	1 629 743
5. Revaluation reserve	15	(159 166)	874 710
6. Other reserve capital	16		
7. Retained profit (uncovered loss) from prior years			(564 818)
8. Net profit (loss)		2 289 356	1 397 169
9. Write-off of net profit in the financial year (negative value)	17		
II. Liabilities and provisions for liabilities		4 763 176	3 611 632
1. Provisions for liabilities	18	1 666 358	1 460 034
1.1. Deferred income tax provision		322 626	242 236
1.2. Provision for retirement and related benefits		817 019	710 992
a) long term		756 328	654 404
b) short term		60 691	56 588
1.3. Other provisions		526 713	506 806
a) long term		414 701	442 077
b) short term		112 012	64 729
2. Long term liabilities	19	40 489	39 050
2.1. Toward related entities		165	2 143
2.2. Toward other entities		40 324	36 907
3. Short term liabilities	20	2 805 065	1 945 207
3.1. Toward related entities		259 316	187 272
3.2. Toward other entities		2 470 099	1 692 796
3.3. Special funds		75 650	65 139
4. Accruals and deferred income	21	251 264	167 341
4.1. Negative goodwill			
4.2. Other accruals and deferred income		251 264	167 341
a) long term		1 382	2 488
b) short term		249 882	164 853
Total equity and liabilities		10 977 254	8 948 436

Net assets		6 214 078	5 336 804
Number of shares		200 000 000	200 000 000
Net assets per share (in PLN)	22	31.07	26.68
Diluted number of shares		200 000 000	200 000 000
Diluted net assets per share (in PLN)	22	31.07	26.68

OFF-BALANCE SHEET ITEMS	Note	in '000 PLN	
		2005	2004
1. Contingent debtors	23	65 722	105 267
1.1. From related entities (due to)			
- received guarantees			
1.2. From other entities (due to)		65 722	105 267
- received guarantees			
- disputed State budget issues		64 845	103 934
- other		877	1 333
2. Contingent liabilities	23	38 040	8 410
2.1. Toward related entities (due to)		36 968	7 678
- granted guarantees		36 968	7 678
2.2. Toward other entities (due to)		1 072	732
- granted guarantees			
- contingent penalties		1 072	732
3. Other (due to)		458 734	473 839
3.1. Toward related entities (due to)		11 337	
- liabilities due to rationalisation and R&D work, and other unrealised agreements		11 337	
3.2. Toward other entities (due to)		447 397	473 839
- liabilities due to perpetual usufruct of State Treasury land		376 425	350 643
- liabilities due to leased fixed assets			3 567
- liabilities due to rationalisation and R&D work, and other unrealised agreements		68 384	118 110
- other liabilities (unresolved and disputed issues etc.)		2 588	1 519

INCOME STATEMENT	Note	in '000 PLN	
		2005	2004
I. Net revenue from the sale of products, goods for resale and materials, of which:		8 000 085	6 341 994
- from related entities		1 595 571	1 250 080
1. Net revenue from the sale of products	24	7 924 195	6 241 302
2. Net revenue from the sale of goods for resale and materials	25	75 890	100 692
II. Cost of products, goods for resale and materials sold, of which:		(4 723 734)	(4 195 617)
- for related entities		(968 359)	(740 697)
1. Cost of manufactured products sold	26	(4 650 097)	(4 101 484)
2. Cost of goods for resale and materials sold		(73 637)	(94 133)
III. Gross profit (loss)		3 276 351	2 146 377
IV. Selling costs	26	(74 461)	(73 292)
V. General and administrative costs	26	(495 124)	(443 978)
VI. Profit (loss) from sales		2 706 766	1 629 107
VII. Other operating income		85 425	77 044
1. Gain on disposal of non-financial assets			
2. Subsidies		673	663
3. Other operating income	27	84 752	76 381
VIII. Other operating costs		(283 493)	(152 122)
1. Loss from disposal of non-financial assets		(86)	(843)
2. Revaluation of non-financial assets		(22 913)	(9 436)
3. Other operating costs	28	(260 494)	(141 843)
IX. Operating profit (loss)		2 508 698	1 554 029
X. Financial income	29	395 152	526 889
1. Dividends and share in profit, of which:		313	250
- from related entities			
2. Interest, of which:		93 966	128 719
- from related entities		41 264	98 297
3. Gain on the sale of investments	31	9 942	41 666
4. Revaluation of investments		223 758	328 111
5. Other		67 173	28 143
XI. Financial costs	30	(269 287)	(635 015)
1. Interest, of which:		(10 744)	(41 781)
- to related entities		(1 221)	(388)
2. Loss from the sale of investments	31		
3. Revaluation of investments		(204 328)	(415 491)
4. Other		(54 215)	(177 743)
XII. Profit (loss) before extraordinary items and taxation		2 634 563	1 445 903
XIII. Result on extraordinary items			
1. Extraordinary gains	32		304
2. Extraordinary losses	33		(304)
XIV. Profit (loss) before taxation		2 634 563	1 445 903
XV. Taxation	34	(417 331)	(295 552)
a) current taxation		(520 834)	(340 667)
b) deferred taxation		103 503	45 115
XVI. Other obligatory deductions from profit (loss increase)	35		
XVII. Share in net profits (losses) of subordinated entities accounted for using the equity method	36	72 124	246 818
XVIII. Net profit (loss)		2 289 356	1 397 169

Net profit (loss) (annualised)		2 289 356	1 397 169
Weighted average number of ordinary shares		200 000 000	200 000 000
Earnings (loss) per ordinary share (in PLN)	38	11.45	6.99
Weighted average diluted number of ordinary shares		200 000 000	200 000 000
Diluted earnings (loss) per ordinary share (in PLN)	38	11.45	6.99

STATEMENT OF CHANGES IN EQUITY	in '000 PLN	
	2005	2004
I. Equity - beginning of the period	5 336 804	4 006 502
a) changes in accounting policies		(529 363)
b) corrections due to errors		
I.a. Equity - beginning of the period, after adjustment with comparative data	5 336 804	3 477 139
1. Share capital - beginning of the period	2 000 000	2 000 000
1.1. Changes in share capital		
a) increase, due to:		
- issue of shares		
b) decrease, due to:		
- redemption of shares		
1.2. Share capital - end of the period	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period		
2.1. Changes in called up capital not paid		
a) increase (due to)		
b) decrease (due to)		
2.2. Called up capital not paid - end of the period		
3. Treasury shares - beginning of the period		
3.1. Changes in treasury shares		
a) increase, due to:		
b) decrease, due to:		
3.2. Treasury shares - end of the period		
4. Reserve capital - beginning of the period	1 629 743	1 194 236
4.1. Changes in reserve capital	454 145	435 507
a) increase, due to:	1 018 963	435 507
- issue of shares over nominal value		
- from profit distribution (statutory)		
- from profit distribution (over statutorily-required minimum value)	997 169	411 557
- transfer from revaluation reserve	21 794	23 950
b) decrease, due to:	(564 818)	
- coverage of losses	(564 818)	
4.2. Reserve capital - end of the period	2 083 888	1 629 743
5. Revaluation reserve - beginning of the period	874 710	400 709
5.1. Changes in revaluation reserve	(1 033 876)	474 001
a) increase, due to:	694 387	1 418 732
- effect of changes in accounting policies		29 780
- effect in deferred income tax due to changes in accounting policies		5 675
- settlement of hedging instruments	462 995	1 113 046
- valuation of hedging transactions, in the effective part		270 231
- reversal of diminution in value of fixed assets	334	
- excess of a deferred income tax asset over deferred income tax provision	231 058	
b) decrease, due to:	(1 728 263)	(944 731)
- disposal of fixed assets	(21 793)	(23 919)
- permanent diminution in value of fixed assets subject to revaluation	(511)	(1 176)
- valuation of hedging transactions, in the effective part	(1 471 625)	(628 701)
- settlement of hedging instruments	(234 334)	(201 752)
- excess of a deferred income tax provision over deferred income tax asset		(89 183)
5.2. Revaluation reserve - end of the period	(159 166)	874 710
6. Other reserve capital - beginning of the period		
6.1. Changes in other reserve capital		
a) increase, due to:		
b) decrease, due to:		
6.2. Other reserve capital - end of the period		
7. Retained profit (uncovered losses) from prior years - beginning of the period	832 351	411 557

7.1. Retained profit from prior years - beginning of the period	1 397 169	411 557
a) changes in accounting policies		118 030
b) corrections due to errors		
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	1 397 169	529 587
a) increase, due to:		
- distribution of retained profit		
b) decrease, due to:	(1 397 169)	(411 557)
- transfer to reserve capital	(997 169)	(411 557)
- dividend payment	(400 000)	
7.3. Retained profit - end of the period		118 030
7.4. Uncovered losses from prior years - beginning of the period	(564 818)	
a) changes in accounting policies		(682 848)
b) corrections due to errors		
7.5. Uncovered losses from prior years - beginning of the period, after adjustment with comparative data	(564 818)	(682 848)
a) increase, due to:		
- transfer of losses from prior years to be covered		
b) decrease, due to:	564 818	
- coverage of loss from reserve capital	564 818	
7.6. Uncovered losses from prior years - end of the period		(682 848)
7.7. Retained profit (uncovered losses) - end of the period		(564 818)
8. Net result	2 289 356	1 397 169
a) net profit	2 289 356	1 397 169
b) net loss		
c) write-off from profit		
II. Equity - end of the period	6 214 078	5 336 804
III. Equity, after proposed profit distribution (coverage of losses)	5 514 078	

CASH FLOW STATEMENT	in '000 PLN	
	2005	2004
A. Cash flow from operations - indirect method		
I. Net profit (loss)	2 289 356	1 397 169
II. Total adjustments	214 636	320 574
1. Share in net (profit) loss of entities accounted for using the equity method	(72 124)	(246 818)
2. Depreciation	291 304	272 977
3. Foreign exchange (gains)/losses	42 762	(89 606)
4. Interest and share in profits (dividends)	(34 243)	(62 591)
5. (Profit) loss on investing activities	(54 295)	(39 638)
6. Change in provisions	290 761	62 518
7. Change in inventories	(226 759)	(129 964)
8. Change in debtors	(70 025)	(60 880)
9. Change in short term liabilities, excluding bank and other loans	287 815	239 399
10. Change in prepayments and accruals	(116 415)	(66 600)
11. Other adjustments	(124 145)	441 777
III. Net cash flow from operations (I+/-II)	2 503 992	1 717 743
B. Cash flow from investing activities		
I. Inflow	736 332	964 983
1. The sale of intangible assets and tangible fixed assets	849	870
2. The sale of investment properties and intangible assets		
3. From financial assets, of which:	733 509	959 703
a) in related entities	606 827	797 123
- the sale of financial assets	479 800	630 000
- dividends and share in profit	84 082	69 083
- repayment of long term loans granted	1 800	
- interest	41 145	98 040
- other inflow from financial assets		
b) in other entities	126 682	162 580
- the sale of financial assets	75 329	153 114
- dividends and share in profit	313	475
- repayment of long term loans granted		
- interest	290	22
- other inflow from financial assets	50 750	8 969
4. Other investment inflow	1 974	4 410
II. Outflow	(1 288 041)	(1 355 904)
1. The purchase of intangible assets and tangible fixed assets	(644 509)	(537 711)
2. The purchase of property and intangible assets		
3. For financial assets, of which:	(628 960)	(804 437)
a) in related entities	(539 926)	(659 377)
- the purchase of financial assets	(538 731)	(654 528)
- long term loans granted	(1 195)	(4 849)
b) in other entities	(89 034)	(145 060)
- the purchase of financial assets	(89 034)	(145 060)
- long term loans granted		
4. Other investment outflow	(14 572)	(13 756)
III. Net cash flow from investing activities (I-II)	(551 709)	(390 921)
C. Cash flow from financing activities		
I. Inflow	43 199	239 553
1. Net inflow from the issuance of shares and other equity instruments and of additional payments to capital		
2. Bank and other loans	43 199	239 553
3. The issuance of debt securities		
4. Other financial inflow		
II. Outflow	(674 016)	(1 519 773)
1. The purchase of own shares		
2. Dividends and other payments to shareholders	(400 000)	
3. Other outflow from profit distribution, excepting payments to shareholders		
4. Repayment of bank and other loans	(258 347)	(1 473 430)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements	(7 738)	(8 300)
8. Interest	(7 931)	(38 043)
9. Other financial outflow		
III. Net cash flow from financing activities (I-II)	(630 817)	(1 280 220)
D. Total net cash flow (A.III+/-B.III+/-C.III)	1 321 466	46 602
E. Change in balance sheet of cash and cash equivalents, of which:	1 323 023	46 186
- change in cash and cash equivalents due to exchange rate differences	1 557	(416)
F. Cash and cash equivalents - beginning of the period	322 044	275 442
G. Cash and cash equivalents - end of the period (F+/-D), of which:	1 643 510	322 044
- restricted cash and cash equivalents	35 742	26 448

ADDITIONAL INFORMATION AND EXPLANATIONS

A. EXPLANATORY NOTES

EXPLANATORY NOTES TO THE BALANCE SHEET

Note 1A.

INTANGIBLE ASSETS	in '000 PLN	
	2005	2004
a. Development costs	4 170	4 712
b. Goodwill		
c. Concessions, patents, licenses and similar items, of which:	21 586	19 981
- computer software	3 938	4 611
d. Other intangible assets	35 969	36 311
e. Prepayments for intangible assets		
Total intangible assets	61 725	61 004

Note 1B.

MOVEMENTS IN INTANGIBLE ASSETS (BY TYPE)

in '000 PLN

	a	b	c		d	e	
	development costs	goodwill	concessions, patents, licenses and similar items, including	- computer software	other intangible assets	prepayments for intangible fixed assets	Total intangible assets
a. Gross book value at the beginning of the period	8 747		48 795	19 018	36 704		94 246
b. Additions, due to:	1 235		9 604	2 463	400		11 239
- transfer from fixed assets under construction	1 025		9 604	2 463	400		11 029
- purchase	210						210
c. Disposals, due to:	(513)		(152)	(23)	(1)		(666)
- liquidation	(34)		(130)	(4)			(164)
- contribution in kind	(479)						(479)
- other			(22)	(19)	(1)		(23)
d. Gross book value at the end of the period	9 469		58 247	21 458	37 103		104 819
e. Accumulated depreciation at the beginning of the period	4 035		28 815	14 407	392		33 242
f. Depreciation for the period, due to:	1 264		7 846	3 113	742		9 852
- current depreciation	1 519		7 998	3 136	742		10 259
- liquidation	(34)		(130)	(4)			(164)
- contribution in kind	(221)						(221)
- other			(22)	(19)			(22)
g. Accumulated depreciation at the end of the period	5 299		36 661	17 520	1 134		43 094
h. Write-offs due to permanent diminution in value at the beginning of the period							
- additions							
- disposals							
i. Write-offs due to permanent diminution in value at the end of the period							
j. Net book value of intangible assets at the end of the period	4 170		21 586	3 938	35 969		61 725

Note 1C.

INTANGIBLE ASSETS BY CLASS OF OWNERSHIP	in '000 PLN	
	2005	2004
a. Intangible assets owned by the Company	30 402	29 034
b. Intangible assets used on the basis of rental, lease or similar agreements, including leasing agreements, including:	31 323	31 970
- an agreement for use of geological information related to the "Głogów Głęboki - Przemysłowy" ("Deep Industrial Głogów") ore deposit	31 323	31 970
Total intangible assets	61 725	61 004

Note 2A.

TANGIBLE FIXED ASSETS	in '000 PLN	
	2005	2004
a. Fixed assets, of which:	2 963 047	2 823 982
- land (including perpetual usufruct of land)	10 593	10 233
- buildings, premises and land and water engineering infrastructure	1 457 872	1 512 371
- plant and machinery	1 446 599	1 258 452
- vehicles	32 219	33 108
- other fixed assets	15 764	9 818
b. Fixed assets under construction	639 221	548 384
c. Prepayments for fixed assets under construction	359	279
Total tangible fixed assets	3 602 627	3 372 645

Due to collateral on a loan from the Regional Enviromental Protection and Water Management Fund (Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej) tangible fixed assets (dedusting facility for anode furnaces) were secured by collateral.

Note 2B.

MOVEMENTS IN FIXED ASSETS (BY TYPE)						
	in '000 PLN					
	- land (including perpetual usufruct of land)	- buildings, premises and land and water engineering infrastructure	- plant and machinery	- vehicles	- other fixed assets	Total fixed assets
a. Gross book value at the beginning of the period	10 357	3 894 081	3 714 426	120 654	48 259	7 787 777
b. Additions, due to:	567	138 901	395 684	6 710	8 749	550 611
- transfer from fixed assets under construction	521	136 307	387 271	6 710	8 749	539 558
- used based on rental, lease agreements			691			691
- reclassification		393	2 609			3 002
- other	46	2 201	5 113			7 360
c. Disposals, due to:	(189)	(186 313)	(134 687)	(6 076)	(1 655)	(328 920)
- assets scrapped	(6)	(18 096)	(115 020)	(1 722)	(973)	(135 817)
- sales		(52)	(2 284)	(3 257)	(205)	(5 798)
- adjustments of capitalised costs of future liquidation of fixed assets after change in methodology of estimating provisions		(66 794)				(66 794)
- donations and items freely granted		(266)	(2 997)	(160)		(3 423)
- contribution in kind	(174)	(97 816)	(13 185)	(937)	(192)	(112 304)
- reclassification		(2 609)	(393)			(3 002)
- other items	(9)	(680)	(808)		(285)	(1 782)
d. Gross book value at the end of the period	10 735	3 846 669	3 975 423	121 288	55 353	8 009 468
e. Accumulated depreciation at the beginning of the period	124	2 378 383	2 455 805	87 545	38 441	4 960 298
f. Depreciation for the period, due to:	18	7 589	72 762	1 524	1 148	83 041
- current depreciation	24	74 911	196 830	6 760	2 698	281 223
- sales		(50)	(2 284)	(3 186)	(205)	(5 725)
- assets scrapped	(6)	(14 836)	(112 101)	(1 655)	(970)	(129 568)
- contribution in kind		(51 417)	(9 212)	(238)	(90)	(60 957)
- donations and items freely granted		(122)	(2 988)	(157)		(3 267)
- reclassification		(815)	815			
- other		(82)	1 702		(285)	1 335
g. Accumulated depreciation at the end of the period	142	2 385 972	2 528 567	89 069	39 589	5 043 339
h. Write-offs due to permanent diminution in value at the beginning of the period		3 327	169			3 496
- additions		1 334	257			1 591
- disposals		(1 836)	(169)			(2 005)
i. Write-offs due to permanent diminution in value at the end of the period		2 825	257			3 082
i. Net book value at the end of the period	10 593	1 457 872	1 446 599	32 219	15 764	2 963 047

Note 2C.

FIXED ASSETS BY CLASS OF OWNERSHIP	in '000 PLN	
	2005	2004
a. Fixed assets owned by the Company	2 950 106	2 809 079
b. Fixed assets used on the basis of rental, lease or similar agreements, including leasing agreements, of which:	12 941	14 903
- financial leasing	12 941	14 903
Total fixed assets	2 963 047	2 823 982

Note 2D.

OFF-BALANCE SHEET FIXED ASSETS	in '000 PLN	
	2005	2004
Fixed assets used on the basis of rental, lease or similar agreements, including leasing agreement, of which:	222 387	191 293
- value of perpetual usufruct of State Treasury land	220 093	187 726
- leased fixed assets not subject to depreciation	2 294	3 567
Total off-balance sheet fixed assets	222 387	191 293

Note 3A.

LONG TERM DEBTORS	in '000 PLN	
	2005	2004
a) debtors from related entities, of which:		
- from subsidiaries, due to:		
- from jointly controlled entities, due to:		
- from associates, due to:		
- from significant investor, due to:		
- from parent entity, due to:		
b) from other entities, of which:	1 759	1 815
- other debtors	1 759	1 815
Net long term debtors	1 759	1 815
c) Allowance for debtors		
Gross long term debtors	1 759	1 815

Note 3B.

CHANGE IN LONG TERM DEBTORS (BY TYPE)	in '000 PLN	
	2005	2004
a) beginning of the period	1 815	1 904
- other debtors	1 815	1 904
b) increase, due to:	20	63
- other debtors	20	63
c) decrease, due to:	(76)	(152)
- transfer of other long term debtors to short term debtors	(75)	(152)
- repayment of debtors	(1)	
d) end of the period	1 759	1 815
- other debtors	1 759	1 815

Note 3C.

CHANGE IN ALLOWANCE FOR LONG TERM DEBTORS	in '000 PLN	
	2005	2004
Beginning of the period		
a) increase, due to:		
b) decrease, due to:		
Allowance for long term debtors at the end of the period		

Note 3D.

LONG TERM DEBTORS (BY CURRENCY)	unit / currency	in '000 PLN	
		2005	2004
a) in Polish currency		1 759	1 815
b) in foreign currency			
b1. in currency			
after conversion to '000PLN			
other currencies in '000PLN			
Total long term debtors		1 759	1 815

Note 4A.

CHANGE IN INVESTMENT PROPERTY (BY TYPE)	in '000 PLN	
	2005	2004
a) beginning of the period		
b) increase, due to:		
c) decrease, due to:		
d) end of the period		

Note 4B.

CHANGE IN INTANGIBLE ASSETS (BY TYPE)	in '000 PLN	
	2005	2004
a) beginning of the period		
b) additions, due to:		
c) disposals, due to:		
d) end of the period		

Note 4C.

LONG TERM FINANCIAL ASSETS	in '000 PLN	
	2005	2004
a) in subsidiaries	1 723 128	1 943 999
- shares	1 718 870	1 263 601
- debt securities		679 800
- other securities (by type)		
- loans granted		598
- other long term financial assets (by type)	4 258	
- paid but not registered share capital in a subsidiary	4 258	
b) in jointly controlled entities		
- shares		
- debt securities		
- other securities (by type)		
- loans granted		
- other long term financial assets (by type)		
c) in associates	931 173	805 095
- shares	931 173	805 095
- debt securities		
- other securities (by type)		
- loans granted		
- other long term financial assets (by type)		
d) in significant investor		
- shares		
- debt securities		
- other securities (by type)		
- loans granted		
- other long term financial assets (by type)		
e) in parent entity		
- shares		
- debt securities		
- other securities (by type)		
- loans granted		
- other long term financial assets (by type)		
f) in other entities	37 127	60 612
- shares	23 338	23 338
- debt securities		
- other securities (by type)	13 789	37 274
- participation units	13 789	37 274
- loans granted		
- other long term financial assets (by type)		
Total long term financial assets	2 691 428	2 809 706

Note 4D.

SHARES IN SUBORDINATED ENTITIES ACCUNTED FOR USING THE EQUITY METHOD	in '000 PLN	
	2005	2004
a) goodwill of subordinated entities		
- subsidiaries		
- jointly controlled entities		
- associates		
b) negative goodwill of subordinated entities		
- subsidiaries		
- jointly controlled entities		
- associates		

Note 4E.

CHANGE IN GOODWILL - subsidiaries	in '000 PLN	
	2005	2004
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of goodwill at the beginning of the period		
f) write-off of goodwill for the period		
g) write-off of goodwill at the end of the period		
h) net book value at the end of the period		

Note 4F.

CHANGE IN GOODWILL - jointly controlled entities	in '000 PLN	
	2005	2004
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of goodwill at the beginning of the period		
f) write-off of goodwill for the period		
g) write-off of goodwill at the end of the period		
h) net book value at the end of the period		

Note 4G

CHANGE IN GOODWILL - associates	in '000 PLN	
	2005	2004
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of goodwill at the beginning of the period		
f) write-off of goodwill for the period		
g) write-off of goodwill at the end of the period		
h) net book value at the end of the period		

Note 4H

CHANGE IN NEGATIVE GOODWILL - subsidiaries	in '000 PLN	
	2005	2004
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of negative goodwill at the beginning of the period		
f) write-off of negative goodwill for the period		
g) write-off of negative goodwill at the end of the period		
h) net book value at the end of the period		

Note 4I

CHANGE IN NEGATIVE GOODWILL - jointly controlled entities	in '000 PLN	
	2005	2004
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of negative goodwill at the beginning of the period		
f) write-off of negative goodwill for the period		
g) write-off of negative goodwill at the end of the period		
h) net book value at the end of the period		

Note 4J.

CHANGE IN NEGATIVE GOODWILL - associates	in '000 PLN	
	2005	2004
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of negative goodwill at the beginning of the period		
f) write-off of negative goodwill for the period		
g) write-off of negative goodwill at the end of the period		
h) net book value at the end of the period		

Note 4K.

CHANGE IN LONG TERM FINANCIAL ASSETS (BY TYPE)	in '000 PLN	
	2005	2004
a) beginning of the period	2 809 706	2 637 179
- shares	2 092 034	1 208 650
- long term loans	598	
- debt securities	679 800	1 379 800
- other securities	37 274	48 729
b) increase, due to:	619 997	900 058
- purchase of shares	48 741	12 208
- capital increase	555 842	703 495
- revaluation of shares using the equity method		177 736
- long term loans granted	3 595	640
- valuation at amortised cost	157	
- purchase of other securities	3 740	5 979
- adjustment in value of other securities	3 664	
- paid but not registered share capital in a subsidiary	4 258	
c) decrease, due to:	(738 275)	(727 531)
- repayment of loan	(1 800)	
- buy-back of debt securities	(479 800)	(630 000)
- adjustment of surplus contribution in kind over book value of shares	(11 277)	(10 055)
- transfer to short term loans	(2 550)	
- adjustments in value of loan		(42)
- reclassification of long term securities to short term	(200 000)	
- effect of accounting for shares using the equity method	(11 959)	
- return of investment capital from other securities	(30 889)	(17 434)
- forgival of debt securities in subsidiaries		(70 000)
d) end of the period	2 691 428	2 809 706
- shares	2 673 381	2 092 034
- long term loans		598
- debt securities		679 800
- other securities	13 789	37 274
- other long term financial assets	4 258	

Note 4L.

SHARES IN SUBORDINATED ENTITIES

in '000 PLN

	a	b	c	d	e	f	g	h	i	j	k	l
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Character of capital relationship (subsidiaries, jointly controlled entities, associates, with description of direct and indirect relations)	Consolidation method applied / valuation under equity accounting method or indication that entity is not subject to consolidation / valuation under equity accounting method	Date of obtaining control / joint control / significant influence	Value at purchase cost of shares	Value adjustments (total)	Book value of shares	Percentage of share capital owned	Voting interest in the General Shareholders Meeting	Other than defined under letter j) or k), basis of control / jointly controlled / significant influence
1	KGHM Cuprum Sp. z o.o. CBR	Wrocław	Research and development	subsidiary	full	01.01.1993	3 507	2 582	6 089	100.00	100.00	
2	KGHM Polish Copper Ltd	London	Copper trade	subsidiary	full	21.06.1991	6 903	14 128	21 031	100.00	100.00	
3	Miedziowe Centrum Zdrowia S.A.	Lubin	Medical services	subsidiary	full	25.09.1995	57 935	(29 129)	28 806	100.00	100.00	
4	KGHM Metale DSI S.A.	Lubin	Equity investments	subsidiary	full	11.10.1995	277 609	(50 413)	227 196	100.00	100.00	
5	Energetyka Sp. z o.o.	Lubin	Production, distribution and trade in electrical and steam energy	subsidiary	full	01.01.1996	154 273	49 180	203 453	100.00	100.00	
6	Centrum Badań Jakości Sp. z o.o.	Lubin	Technical analyses and tests	subsidiary	full	18.11.1996	2 218	12 086	14 304	100.00	100.00	
7	KGHM Kupferhandelsges m.b.H	Viena	Copper trade	subsidiary	full	13.11.1996	925	704	1 629	100.00	100.00	
8	Pol-Miedź Trans Sp. z o.o.	Lubin	Transport	subsidiary	full	01.10.1996	63 761	38 089	101 850	100.00	100.00	
9	Telefonia DIALOG S.A.	Wrocław	Telecommunication services and cybernetics	subsidiary	full	11.06.1999	1 985 535	(1 010 155)	975 380	100.00	100.00	
10	KGHM Congo sprl	Lubumbashi	Ore extraction services	subsidiary	full	16.03.1998	57 938	(57 938)		99.98	99.98	
11	KGHM Metraco Sp. z o.o.	Legnica	Trade,agent and representative services	subsidiary	full	21.06.1991	12 865	31 140	44 005	98.96	98.96	
12	PeBeKa S.A.	Lubin	Mine development and tunneling operations	subsidiary	full	01.01.1993	46 837	786	47 623	100.00	100.00	
13	Zagłębie Lubin Sportowa Spólka Akcyjna	Lubin	Participation in and organisation of professional sporting events	indirectly subsidiary	full	25.03.2003	5 000	(2 455)	2 545	41.00	41.00	38.51% indirectly owned
14	PHP MERCUS Sp. z o.o.	Polkowice	Trade and production of electrical cables	subsidiary	full	05.04.2004	27 874	15 584	43 458	100.00	100.00	
15	Minova-Ksante Sp. z o.o.	Trzebcz	Production of organic and non-organic chemicals, glues; production and sale of mineral water and non-carbonated beverages	associated	equity method	17.08.1998	1 309	829	2 138	30.00	30.00	
16	Interferie S.A.	Lubin	Tourism, sanatorium and hotel management	indirectly subsidiary	full	15.06.1992	1 500		1 500	3.14	3.14	96.86% indirectly owned
17	POLKOMTEL S.A.	Warsaw	Mobile telephony, telecommunication services	associated	equity method	28.12.1995	437 250	491 786	929 036	19.61	19.61	impact on development of company strategy
18	TOTAL						3 143 239	(493 196)	2 650 043			

Note 4M.

SHARES IN SUBORDINATED ENTITIES - continuation

in '000 PLN

Item	a	m							n			o			p	r	s	t
	Name of entity	Equity, of which:							Liabilities and provisions for liabilities, of which:			Debtors, of which:			Total assets	Revenue from sales	Share capital not paid by the issuer	Dividends received or due from prior year
			Share capital	Called up capital not paid	Reserve Capital	Other equity, of which:				long term liabilities	short term liabilities		long term debtors	short term debtors				
							Retained profit (uncovered loss) from prior years	Net Profit (loss)										
1	KGHM Cuprum Sp. z o.o. CBR	6 089	3 506		2 375	208	(1 395)	697	13 162	1 483	11 679	9 137		9 137	19 251	30 413		
2	KGHM Polish Copper Ltd*	21 031	7 567		7 520	5 944	1 463	4 481	57 603		57 603	80 024	197	79 827	83 282	1 198 262		
3	Miedziowe Centrum Zdrowia S.A.	28 806	46 818			(18 012)	(16 024)	(1 988)	21 815	12 156	9 659	4 562		4 562	50 622	45 350		
4	KGHM Metale DSI S.A.	227 195	223 374		1 635	(48 810)	(1 352)	3 538	18 706	10 321	8 385	6 002		6 002	245 901	53 130		
5	Energetyka Sp. z o.o.	237 573	191 049		3 586	42 938		(1 574)	67 428	16 220	51 208	31 339		31 339	305 001	216 611		
6	Centrum Badań Jakości Sp. z o.o.	14 304	2 918		8 172	3 214	513	2 701	11 173	3 335	7 838	4 567		4 567	25 477	34 434		
7	KGHM Kupferhandelsges m.b.H*	1 629	925			704		91	39 305	382	38 923	35 385		35 385	40 967	317 783		
8	Pol-Miedź Trans Sp. z o.o.	162 851	140 418		17 404	5 029		5 029	63 000	12 843	50 157	31 027		31 027	225 851	440 863		
9	Telefonia DIALOG S.A.	975 379	1 959 800			(984 421)	(810 976)	(173 445)	295 701	354	295 347	43 785		43 785	1 271 080	501 432		
10	KGHM Congo sprl*	(34 484)	58 590			(93 074)	(93 293)	219	27 014		27 014	2 064		2 064	8 849	8 992		
11	KGHM Metraco Sp. z o.o.	44 469	2 545		33 375	8 549		8 549	48 040	358	47 682	63 868	165	63 703	92 509	752 789		
12	PeBeKa S.A.	47 623	27 353		15 645	4 625		3 994	80 885	15 287	65 598	45 560		45 560	128 508	267 885		
13	Zagłębie Lubin Sportowa Spółka Akcyjna	6 208	5 193			1 015	(5 070)	6 085	6 523	4 565	1 958	960		960	12 731	20 078		
14	PHP MERCUS Sp. z o.o.	43 458	6 474		29 002	7 982		6 884	95 099	952	94 147	56 737		56 737	138 557	555 143		
15	Minova-Ksante Sp. z o.o.	7 127	4 500		598	2 029		3 021	1 527	350	1 177	1 652		1 652	8 654	15 902		494
16	Interferie S.A.	59 442	47 821		6 026	5 595		4 244	8 976	3 709	5 267	2 048		2 048	68 419	40 618		
17	POLKOMTEL S.A.	4 737 558	2 050 000		249 803	2 437 755		1 067 105	2 859 575	1 337 704	1 521 871	700 089		700 089	7 597 133	6 495 963		83 29[illegible]

*historic valuation of share capital

Note 4N.

SHARES IN OTHER ENTITIES				in '000PLN						
	a	b	c	d	e		f	g	h	i
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Book value of shares	Equity, of which:	Share Capital	Percentage of share capital owned	Voting interest in the General Shareholders Meeting	Share capital not paid by the issuer	Dividends received or due from prior year
1	Polskie Towarzystwo Reasekuracyjne S.A.	Warsaw	organisation and conduct of indirect insurance activities (reassurance)	12 500	128 193	105 180	11.88	11.88		313
2	Towarzystwo Ubezpieczeń Wzajemnych "CUPRUM"	Lubin	mutual insurance activities	9 500	24 047	10 128	93.80	93.80		
3	Infomonitor Biuro Informacji gospodarczej S.A.	Warsaw	distribution of data on the creditworthiness of consumers and companies	1 338	3 074	4 000	16.72	16.72		
Total				23 338						

Note 4O.

SECURITIES, SHARES AND OTHER LONG TERM FINANCIAL ASSETS (BY CURRENCY)	unit /currency	in '000 PLN	
		2005	2004
a) In Polish currency		2 654 979	2 753 745
b) In foreign currency		36 449	55 363
b1. in currency	'000/USD	3 747	10 316
after conversion to '000PLN		13 789	37 274
b2. in currency	'000/EUR	424	408
after conversion to '000PLN		1 629	1 539
b3. in currency	'000/GBP	4 834	3 720
after conversion to '000PLN		21 031	16 550
other currencies in '000PLN			
Total long term securities, shares and other long term financial assets		2 691 428	2 809 108

Note 4P.

SECURITIES, SHARES AND OTHER LONG TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	in '000 PLN	
	2005	2004
A. Fully transferable securities, quoted on stock exchanges (book value)		
a. Shares (book value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
b. Bonds (book value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
c. Other by type (book value)		
c1		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
B. Fully transferable securities, traded on over-the counter markets (book value)		
a. Shares (book value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
b. Bonds (book value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
c. Other by type (book value)		
c1		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
C. Fully transferable, not traded on regulated market (book value)		
a. Shares (book value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
b. Bonds (book value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
c. Other by type (book value)		
c1		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		

D. Securities with limited transferability (book value)	2 691 428	2 809 108
a. Shares (book value)	2 673 381	2 092 034
- value adjustments (for the period)	(11 958)	177 736
- value at the beginning of the period	2 092 034	1 208 650
- value at purchase price	3 166 577	2 569 115
b. Bonds (book value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
c. Other by type (book value)	18 047	717 074
c1. participation unit (book value)	13 789	37 274
- value adjustments (for the period)	3 664	
- value at the beginning of the period	37 274	48 729
- value at purchase price	15 026	40 478
c2. Paid but not registered capital in a subsidiary (book value)	4 258	
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
c3. Other debt securities (book value)		679 800
- value adjustments (for the period)		
- value at the beginning of the period	679 800	1 379 800
- value at purchase price	679 800	679 800
Total value at purchase price	3 861 403	3 289 393
Total value at the beginning of the period	2 809 108	2 637 179
Total adjustments (for the period)	(8 294)	177 736
Total book value	2 691 428	2 809 108

Note 4Q.

LONG TERM LOANS GRANTED (BY CURRENCY)	unit /currency	in '000 PLN	
		2005	2004
a) in Polish currency			
b) in foreign currency			598
b1. in currency	'000/USD		200
after conversion to '000PLN			598
other currencies in '000PLN			
Total long term loans granted			598

Note 4R.

OTHER LONG TERM INVESTMENTS (BY TYPE)	in '000 PLN	
	2005	2004
Total other long term investments		

Note 4S.

CHANGE IN OTHER LONG TERM INVESTMENTS (BY TYPE)	in '000 PLN	
	2005	2004
a) beginning of the period		
b) increase, due to:		
c) decrease, due to:		
d) end of the period		

Note 4T.

OTHER LONG TERM INVESTMENTS (BY CURRENCY)	unit /currency	in '000 PLN	
		2005	2004
a) in Polish currency			
b) in foreign currency			
b1. in currency			
after conversion to '000PLN			
other currencies in '000PLN			
Total other long term investments			

Note 5A

CHANGE IN DEFERRED INCOME TAX ASSETS	in '000 PLN	
	2005	2004
1. Deferred income tax assets at the beginning of the period, of which:	304 811	302 477
a) recognised in financial result	304 267	221 349
- exchange rate differences	32 487	8 337
- interest	43	474
- short term provisions due to wages	28 251	22 537
- valuation of derivative transactions	120 095	86 257
- provisions for future employee benefits	46 825	44 100
- depreciation	8 467	7 809
- settlement of hedging instruments	27 847	16 411
- change in methodology for estimating the provision for mine closure costs, settled in retained profit		3 629
- withdrawal of valuation of embedded instruments settled in retained profit		(152)
- other	40 252	31 947
b) recognised in equity	544	81 128
- revaluation of future cash flow hedging instruments	544	81 128
c) recognised in goodwill or negative goodwill		
2. Increases	628 510	338 572
a) recognised in financial result for the period in connection with deductible temporary differences, due to:	379 146	197 187
- exchange rate differences	1 473	31 472
- interest	23	43
- short term provisions for wages	34 564	26 602
- valuation of derivative transactions	53 836	98 842
- provisions for future employee benefits	5 487	2 725
- depreciation	1 887	3 306
- settlement of hedging instruments	13 992	21 021
- difference from using the equity method	191 929	
- withdrawal of valuation of embedded instruments settled in retained profit		152
- wages with charges related to 2005, to be paid in 2006	38 904	
- other	37 051	13 024
b) recognised in financial result for the period due to negative taxable base		
c) recognised in equity in connection with deductible temporary differences, due to:	249 364	141 385
- revaluation of hedging instruments	249 364	141 385
d) recognised in equity due to negative taxable base		
e) recognised in goodwill or negative goodwill in connection with deductible temporary differences		
3. Decreases	(213 559)	(336 238)
a) recognised in financial result for the period in connection with deductible temporary differences, due to:	(177 610)	(114 269)
- exchange rate differences	(8 688)	(6 837)
- interest	(42)	(474)
- short term provisions for wages	(25 783)	(23 273)
- valuation of derivative transactions	(101 261)	(60 045)
- depreciation	(2 424)	(2 648)
- release of provisions	(9 261)	(9 863)
- settlement of hedging instruments	(20 812)	(9 584)
- other	(9 339)	(1 545)
b) recognised in financial result for the period in connection with negative taxable base		
c) recognised in equity in connection with deductible temporary differences, due to:	(35 949)	(221 969)
- valuation of hedging instruments	(35 949)	(221 969)
d) recognised in equity due to negative taxable base		
e) recognised in goodwill or negative goodwill in connection with deductible temporary differences, due to:		

4. Deferred tax assets at the end of the period	719 762	304 811
a) recognised in financial result	505 803	304 267
- exchange rate differences	25 272	32 972
- interest	24	43
- short term provisions for wages	36 673	25 866
- valuation of derivative transactions	65 180	125 054
- provisions for future employee benefits	52 312	46 825
- depreciation	7 930	8 467
- settlement of hedging instruments	21 027	27 848
- release of provisions		(9 863)
- difference from using the equity method	191 929	
- change in methodology for estimating the provision for mine closure costs, settled in retained profit		3 629
- wages with charges related to 2005, to be paid in 2006	38 904	
- other	66 552	43 426
b) recognised in equity	213 959	544
- valuation of hedging instruments	213 959	544
c) recognised in goodwill or negative goodwill		

DEDUCTIBLE TEMPORARY DIFFERENCES

Item	Description	Type of temporary differences	in '000 PLN		
			Beginning of period	End of period	Expiry date
1	2	3	4	5	6
	ASSETS				
A	Non-current assets				
I	intangible assets	depreciation		164	until expiration
II	tangible fixed assets	depreciation	44 561	41 571	until expiration
	long term fixed assets	difference from using the equity method		1 010 156	to realisation
B	Current assets				
I	inventories	valuation of inventories	154	271	2006
II	short term debtors	allowance for debtors	5 309	39 858	2006
		exchange rate differences recognised in the financial result of prior years	1 613	1 621	2006
		debtors due to consulting, advisory services, other	15 506	49	2006
		exchange rate differences	13 565	11 432	2006
		trade debtors	26 905	839	2006
		other	35		2006
		exchange rate differences	18 736		
	cash and cash equivalents	exchange rate differences	17 443	3 400	2006
		exchange rate differences recognised in the financial result of prior years	44	44	2006
	loans	exchange rate differences	42	48	2006
	EQUITY AND LIABILITIES				
A	Equity	exchange rate differences on bank loans	137 519	110 652	2006
		valuation of future cash flow hedging instruments	2 861	1 126 097	to realisation
B	Liabilities and provisions for liabilities				
I	provisions for liabilities	provision for property tax	5 758		
		R&D projects	4 240	10 300	2006
		provision for anticipated costs	31 981	10 385	to realisation
		issues unresolved and contested in court	717	14 581	2006-2007
		provision for scrapping of fixed assets	7 828	7 394	2006
		provision for long term employee benefits	246 447	275 327	revaluation
		provision for mine closure	90 343	144 629	2010
III	short term liabilities	issues contested in court		65 818	2006
		accrued interest on bank loans	226	129	2006
		exchange rate differences	4		
	other short term liabilities	exchange rate differences	531	4 827	2006
		exchange rate differences recognised in the financial result of prior years	35	35	to realisation
		other	7 346	31 996	2006
	other financial liabilities	valuation of derivative transaction costs	778 641	453 720	2006-2007
		unpaid wages	251	204 760	I, II 2006
		exchange rate differences	156	156	2006
	accruals	annual bonus	112 697	132 328	IV 2006
		other wages	14 743	30 809	2006
		unused vacations	14 957	15 723	to realisation
		wages	767	1 620	2006
		mine damage	908	2 626	2006
		other accruals	1 397	2 609	2006
		deferred income		32 248	
	Total deductible temporary differences		1 604 266	3 788 222	

Note 5B.

OTHER PREPAYMENTS	in '000 PLN	
	2005	2004
a) prepayments of costs, of which:	1 390	1 544
- development work capitalised until settlement	1 225	1 457
- other	165	87
b) other prepayments, of which:		
Total other prepayments	1 390	1 544

Note 6

INVENTORIES	in '000 PLN	
	2005	2004
a) Materials	276 753	37 257
b) Semi-finished products and work in progress	672 468	728 603
c) Finished products	184 106	140 838
d) Goods for resale		
e) Prepayments on deliveries	328	198
Total inventories	1 133 655	906 896

Note 7A.

SHORT TERM DEBTORS	in '000 PLN	
	2005	2004
a) from related entities, of which:	67 948	44 461
- trade debtors:	67 670	44 015
- less than 12 months	67 670	44 015
- over 12 months		
- other	278	446
- disputed claims		
b) from other entities	643 768	597 182
- trade debtors:	499 715	369 589
- less than 12 months	499 715	369 589
- over 12 months		
- tax, subsidies, custom duties, social insurance and other	103 725	190 307
- other	40 328	35 830
- disputed claims		1 456
Total net debtors	711 716	641 643
c) allowance for debtors	79 113	114 877
Total gross debtors	790 829	756 520

Note 7B.

SHORT TERM DEBTORS FROM RELATED ENTITIES	in '000 PLN	
	2005	2004
a) trade debtors, of which:	67 670	44 015
- from subsidiaries	67 615	43 965
- from jointly controlled entities		
- from associates	55	50
- from significant investor		
- from parent entity		
b) other, of which:	278	446
- from subsidiaries	278	446
- from jointly controlled entities		
- from associates		
- from significant investor		
- from parent entity		
c) disputed claims, of which:		
- from subsidiaries		
- from jointly controlled entities		
- from associates		
- from significant investor		
- from parent entity		
Total short term net debtors from related entities	67 948	44 461
d) allowance for debtors from related entities	43 464	46 877
Total gross debtors from related entities	111 412	91 338

Note 7C.

CHANGE IN ALLOWANCE FOR SHORT TERM DEBTORS	in '000 PLN	
	2005	2004
Beginning of the period	114 877	127 128
a) increase, due to:	19 774	13 693
- creation of allowance for debtors	17 784	13 638
- reclassification	7	47
- increase of allowance due to change in exchange rates	1 980	
- other	3	8
b) decrease, due to:	(55 538)	(25 944)
- utilisation of allowance for retired, doubtful and other debtors	(5 937)	(525)
- release of allowance due to repayment of debtors	(48 432)	(8 280)
- release of allowance due to reclassification of debtors		(48)
- adjustment of allowance due to change in exchange rates	(1 162)	(9 720)
- release of allowance for State budget debtors due to decisions passed		(7 357)
- other	(7)	(14)
Allowance for short term debtors at the end of the period	79 113	114 877

Note 7D.

SHORT TERM DEBTORS (BY CURRENCY)	unit / currency	in '000 PLN	
		2005	2004
a) Debtors in Polish currency		637 845	565 225
b) Debtors in foreign currency		152 984	191 295
b1. in currency	'000/USD	23 434	41 667
after conversion to '000PLN		76 424	124 604
b2. in currency	'000/EUR	15 811	11 740
after conversion to '000PLN		61 038	47 888
b3. in currency	'000/GBP	2 759	3 259
after conversion to '000PLN		15 522	18 803
other currencies in '000PLN			
Total short term debtors		790 829	756 520

Note 7E.

AGING OF TRADE DEBTORS (GROSS) - REPAYMENT TERM REMAINING AT BALANCE SHEET DATE	in '000 PLN	
	2005	2004
a) Less than 1 month	424 925	337 025
b) Over 1 month to 3 months	124 226	69 592
c) Over 3 months to 6 months		250
d) Over 6 months to 1 year	1	408
e) Over 1 year	2	3
f) Overdue debtors	63 478	55 005
Total gross trade debtors	612 632	462 283
g) Allowance for trade debtors	(45 247)	(48 679)
Total net trade debtors	567 385	413 604

One month is the time for payment of debtors due to normal sales of goods, work and services.

Note 7F.

AGING OF OVERDUE TRADE DEBTORS (GROSS) - SHOWING OUTSTANDING DEBTORS IN THE GIVEN TERM	in '000 PLN	
	2005	2004
a) Less than 1 month	17 884	5 452
b) Over 1 month to 3 months	272	71
c) Over 3 months to 6 months	79	18
d) Over 6 months to 1 year	400	1 210
e) Over 1 year	44 843	48 254
Total gross overdue trade debtors	63 478	55 005
f) Allowance for overdue trade debtors	(45 247)	(48 679)
Total net overdue trade debtors	18 231	6 326

Note 8

Of total long and short term debtors, disputed and overdue debtors are comprised of:	In total	including those uncovered by allowance
- trade debtors	63 478	18 231
- other debtors	2 267	6

Note 9A.

SHORT TERM FINANCIAL ASSETS	in '000 PLN	
	2005	2004
a) in subsidiaries	212 197	9 000
- shares		
- debtors from dividends and other share in profit		
- debt securities	200 000	
- other securities (by type)		
- loans granted	12 197	9 000
- other short term financial assets (by type)		
b) in jointly controlled entities		
- shares		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted		
- other short term financial assets (by type)		
c) in associates		
- shares		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted		
- other short term financial assets (by type)		
d) in significant investor		
- shares		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted		
- other short term financial assets (by type)		
e) in parent entity		
- shares		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted		
- other short term financial assets (by type)		
f) in other entities	192 158	512 514
- shares		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted		190
- other short term financial assets (by type)	192 158	512 324
- derivative instruments	192 158	512 324
g) cash and cash equivalents	1 643 609	320 586
- cash in hand and at bank	2 465	2 797
- other cash and cash equivalents		
- other monetary assets	1 641 144	317 789
Total short term financial assets	2 047 964	842 100

Note 9B.

SECURITIES, SHARES AND OTHER SHORT TERM FINANCIAL ASSETS (BY CURRENCY)	unit / currency	in '000 PLN	
		2005	2004
a) in Polish currency		247 375	345 621
b) in foreign currency		144 783	166 703
b1. in currency	'000/USD	44 394	55 746
after conversion to '000PLN		144 783	166 703
other currencies in '000PLN			
Total securities, shares and other short term financial assets		392 158	512 324

Note 9C.

SECURITIES, SHARES AND OTHER SHORT TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	in '000 PLN	
	2005	2004
A. Fully transferable securities, quoted on stock exchanges (book value)		
a. Shares (book value)		
- fair value		
- value at market price		
- value at purchase cost		
b. Bonds (book value)		
- fair value		
- value at market price		
- value at purchase cost		
c. Other by type (book value)		
c1		
- fair value		
- value at market price		
- value at purchase cost		
B. Fully transferable securities, traded on over-the counter markets (book value)		
a. Shares (book value)		
- fair value		
- value at market price		
- value at purchase cost		
b. Bonds (book value)		
- fair value		
- value at market price		
- value at purchase cost		
c. Other by type (book value)		
c1.		
- fair value		
- value at market price		
- value at purchase cost		
C. Fully transferable, not traded on regulated market (book value)		
a. Shares (book value)		
- fair value		
- value at market price		
- value at purchase cost		
b. Bonds (book value)		
- fair value		
- value at market price		
- value at purchase cost		
c. Other by type (book value)		
c1.		
- fair value		
- value at market price		
- value at purchase cost		
D. Securities with limited transferability (book value)	392 158	512 324
a. Shares (book value)		
- fair value		
- value at market price		
- value at purchase cost		
b. Bonds (book value)		
- fair value		
- value at market price		
- value at purchase cost		
c. Other by type (book value)	392 158	512 324
c1. Derivative instruments (book value)	192 158	512 324
- fair value	192 158	512 324
- value at market price		
- value at purchase cost	145 193	147 547
c2. Other debt securities (book value)	200 000	
- fair value		
- value at market price	200 067	
- value at purchase cost	200 000	
Total value at purchase cost	345 193	147 547
Value at the beginning of the period	512 324	474 497
Total adjustments (for the period)	46 965	364 777
Total book value	392 158	512 324

Note 9D.

SHORT TERM LOANS GRANTED (BY CURRENCY)	unit / currency	in '000 PLN	
		2005	2004
a) Loans in Polish currency		9 000	9 190
b) Loans in foreign currency		3 197	
b1. in currency	'000/USD	980	
after conversion to '000PLN		3 197	
other currencies in '000PLN			
Total short term loans granted		12 197	9 190

Note 9E.

CASH AND CASH EQUIVALENTS (BY CURRENCY)	unit / currency	in '000 PLN	
		2005	2004
a) in Polish currency		493 456	67 549
b) in foreign currency		1 150 153	253 037
b1. in currency	'000/USD	219 103	79 376
after conversion to '000PLN		714 562	237 367
b2. in currency	'000/EUR	100 586	3 723
after conversion to '000PLN		388 241	15 186
b3. in currency	'000/GBP	8 417	84
after conversion to '000PLN		47 350	484
other currencies in '000PLN			
Total cash and cash equivalents		1 643 609	320 586

Note 9F.

OTHER SHORT TERM INVESTMENTS (BY TYPE)	in '000 PLN	
	2005	2004
Total other short term investments		

Note 9G.

OTHER SHORT TERM INVESTMENTS (BY CURRENCY)	unit / currency	in '000 PLN	
		2005	2004
a) in Polish currency			
b) in foreign currency			
b1.unit / currency			
after conversion to '000PLN			
other currencies in '000PLN			
Total other short term investments			

Note 10.

SHORT TERM PREPAYMENTS	in '000 PLN	
	2005	2004
a) prepayments of costs, of which:	5 228	6 272
- research and development	2 726	1 996
- property and personnel insurance	1 705	1 721
- other	797	2 555
b) other prepayments, of which:		
Total short term prepayments	5 228	6 272

Note 11.

ADJUSTMENT IN VALUE DUE TO PERMANENT DIMINUTION OF VALUE

Item	Items of assets	Reason for adjustment	in '000 PLN		
			Amount of adjustment	of which:	
				recognised in income statement	recognised in equity
1	2	3	4	5	6
I	Non-current assets		5 741	5 230	511
-	fixed assets	diminution of utility	5 741	5 230	511
II	Current assets		21 900	21 900	
-	debtors	collectability risk	19 730	19 730	
-	inventories	diminution of market value	2 170	2 170	
	TOTAL		27 641	27 130	511

Note 12.

SHARE CAPITAL (STRUCTURE)								
Issue series	Type of share	Type of preferences	Type of limitation on shareholder rights	Amount of shares	Issue/Series' nominal value	Capital coverage method	Date of registration	Right to dividends (from date)
A*	Bearer	Ordinary	none	53 000 000	530 000	the statutory capital and part of state enterprise capital transferred into share capital	1991-09-12	On registr. date
A	Bearer	Ordinary	none	147 000 000	1 470 000	transfer to share capital of part of the reserve capital of the Company	1997-05-16	1997-01-01
Total amount of shares				200 000 000				
Total share capital					2 000 000			
Nominal value per share			10 PLN					

* The number of shares assumed following a stock split was authorised on the basis of resolution of the Extraordinary General Meeting of 30 April 1997 (date of registration 16 May 1997)

During 2005 there were no changes in the share capital of the Company. At 31 December 2005 the share capital amounted to PLN 2 000 000 000 and was divided into 200 000 000 shares having a nominal value of PLN 10 each. Each share grants the right to one vote at the General Shareholders Meeting of the Company

Based on information received by the Company, pursuant to art. 147 of the Law on the public trading of securities, at 31 December 2005 the following shareholders held a number of shares representing 5% or more of the share capital of the Company, as well as 5% or more of the total number of votes at the General Shareholders Meeting of the Company:

1. The State Treasury - 88 567 589 shares having a total nominal value of PLN 885 675 890, representing 44.28% of the share capital of the Company and the same number of votes at the General Shareholders Meeting (based on an announcement dated 12 January 2001);
2. Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program of the Company) - 10 013 016 shares, having a total nominal value of PLN 100 130 160, representing 5.01% of the share capital of the Company and the same number of votes at the General Shareholders Meeting (based on an announcement dated 11 May 2005). Based on information received on a quarterly basis from the depositary bank, the number of depositary receipts issued at 31 December 2005 amounted to 7 307 854, representing 14 615 708 shares, having a nominal value of PLN 146 157 080 and representing 7.31 % of the total number of votes at the General Shareholders Meeting of the Company;
3. Lansdowne Partners Limited Partnership - 10 572 441 shares having a total nominal value of PLN 105 724 410, representing 5.29% of the share capital of the Company and the same number of votes at the General Shareholders Meeting (based on an announcement dated 12 July 2005).

After the balance sheet date Lansdowne Partners Limited Partnership reduced its stake in the share capital of the Company to a level below 5%, and at 12 January 2006 controlled, on behalf of the funds which it manages, 9 282 114 shares, representing 4.64 % of the share capital and representing the same number of votes.

Note 13A.

TREASURY SHARES				
				in '000 PLN
Amount	Value at purchase price	Carrying amount	Reason for purchase	Purpose

Note 13B.

ISSUER'S SHARES BEING SUBORDINATED ENTITIES' PROPERTY			
in '000 PLN			
Name of the entity, location of Head Office	Amount	Value at purchase price	Carrying amount

Note 14.

RESERVE CAPITAL	in '000 PLN	
	2005	2004
a) Share premium account		
b) Statutory reserves	660 000	660 000
c) Reserve capital, created in accordance with statutory requirement, over the obligatory amount	1 423 888	969 743
d) Additional payments to reserve capital		
e) Other		
Total reserve capital	2 083 888	1 629 743

Note 15.

REVALUATION RESERVE	in '000 PLN	
	2005	2004
a) due to revaluation of tangible fixed assets	651 588	673 558
b) due to gains / losses on valuation of financial instruments, of which:	(1 024 713)	218 251
- due to valuation of hedging instruments	(1 024 713)	218 251
c) due to deferred income tax	213 959	(17 099)
d) exchange rate differences on translation of foreign divisions		
e) other		
Total revaluation reserve	(159 166)	874 710

Note 16

OTHER RESERVE CAPITAL (BY DESIGNATION)	in '000 PLN	
	2005	2004
Total other reserve capital		

Note 17

WRITE-OFF OF NET PROFIT IN THE FINANCIAL YEAR	in '000 PLN	
	2005	2004
Total write-off of net profit in the financial year		

Note 18A.

CHANGE IN PROVISION FOR DEFERRED INCOME TAX	in '000 PLN	
	2005	2004
1. Provision for deferred income tax at the beginning of the period, of which:	242 236	201 510
a) recognised in financial result	224 593	186 790
- exchange rate differences	6 176	5 140
- interest	376	834
- valuation of derivative transactions	83 961	76 143
- depreciation	131 814	96 732
- valuation of future cash flow hedging instruments		4 090
- withdrawal of valuation of embedded instruments settled in retained profit		(1 219)
- other	2 266	5 070
b) recognised in equity	17 643	14 720
- revaluation of future cash flow hedging instruments	17 643	14 720
c) recognised in goodwill or negative goodwill		
2. Increases	208 348	352 032
a) recognised in financial result for the period in connection with taxable temporary differences, due to:	190 043	114 336
- exchange rate differences	2 194	3 924
- interest	340	149
- valuation of derivative transactions	41 818	61 514
- depreciation	48 886	46 349
- difference from using the equity method	93 439	
- revaluation of future cash flow hedging instruments	664	
- other	2 702	2 400
b) recognised in equity in connection with taxable temporary differences, due to:	18 305	237 696
- valuation of future cash flow hedging instruments	18 305	237 696
c) recognised in goodwill or negative goodwill in connection with taxable temporary differences, due to:		
3. Decreases	(127 958)	(311 306)
a) recognised in financial result for the period in connection with taxable temporary differences, due to:	(92 010)	(76 533)
- exchange rate differences	(2 691)	(4 234)
- interest	(346)	(607)
- valuation of derivative transactions	(67 710)	(50 483)
- depreciation	(10 887)	(11 267)
- settlement of future cash flow hedging instruments		(4 090)
- release of provisions	(8 093)	(5 287)
- withdrawal of valuation of embedded instruments settled in retained profit		1 219
- other	(2 283)	(1 784)
b) recognised in equity in connection with taxable temporary differences, due to:	(35 948)	(234 773)
- valuation of future cash flow hedging instruments	(35 948)	(228 078)
- release of provisions		(6 695)
c) recognised in goodwill or negative goodwill in connection with taxable temporary differences, due to:		
4. Total provision for deferred income tax at the end of the period	322 626	242 236
a) recognised in financial result	322 626	224 593
- exchange rate differences	5 141	4 830
- interest	367	376
- valuation of derivative transactions	50 580	87 174
- depreciation	169 813	131 814
- settlement of future cash flow hedging instruments	664	
- release of provisions		(5 287)
- difference from using the equity method	93 439	
- other	2 622	5 686
b) recognised in equity		17 643
- valuation of future cash flow hedging instruments		24 338
- release of provisions		(6 695)
c) recognised in goodwill or negative goodwill		

TAXABLE TEMPORARY DIFFERENCES

Item	Description	Type of temporary differences	in '000 PLN Beginning of period	End of period	Expiry date
1	2	3	4	5	6
	ASSETS				
A	Non-current assets				
I	intangible assets	depreciation	6 698	8 875	until expiration
II	tangible fixed assets	depreciation	687 059	884 876	until expiration
	long term financial assets	difference from using the equity method		491 786	to realisation
B	Current assets				
I	inventories	valuation of inventories	92	137	2006
II	short term debtors	interest on debtors	1 805	927	2006
		interest on debtors	34	34	2006
		exchange rate differences	5 559	5 444	2006
		exchange rate differences from prior years		1 192	2006
		contractual penalties	217	204	2006
	debtors from other entities	rental, lease, utilities, other	11 174	12 346	2006
III	short term investments	accrued interest from loan		204	2006
	short term financial assets	exchange rate differences from loan	101	112	2006
	other short term financial assets	valuation of financial income from derivative transactions	441 902	266 210	2006
	cash and cash equivalents	accrued interest from loan	240	41	2006
		accrued interest	175	925	2006
		exchange rate differences	417	9 059	2006
		exchange rate differences from prior years		416	2006
		accrued interest from securities		67	2006
	EQUITY AND LIABILITIES				2006
A	Equity	exchange rate differences on bank loans	9 830	9 830	2007
		revaluation reserve	92 861		
B	Liabilities and provisions for liabilities	valuation of financial instruments, leasing	2 832	3 330	2006
II	long term liabilities	provision for liabilities - valuation		614	2006
III	short term liabilities	exchange rate differences	12 645		
	other financial liabilities	exchange rate differences	33		
		changes of estimation of provision	951	233	2007
		accrued foreign exchange gains		970	2006
		exchange rate differences from prior years		33	2006
		valuation of licence		165	2006
IV	deferred income		300		
	Total of taxable temporary differences		1 274 925	1 698 030	

Note 18B.

CHANGE IN LONG TERM PROVISION FOR RETIREMENT AND RELATED BENEFITS (BY TYPE)	in '000 PLN 2005	2004
a) beginning of the period	654 404	619 978
- retirement-disability rights	109 930	98 067
- jubilee awards	172 406	161 557
- coal-equivalent payments	372 068	360 354
b) increase, due to:	108 753	45 967
- retirement-disability rights	23 924	13 849
- jubilee awards	25 743	14 746
- coal-equivalent payments	59 086	17 372
c) utilisation, due to:		
d) release, due to:	(6 829)	(11 541)
- retirement-disability rights	(1 126)	(1 986)
- jubilee awards	(3 669)	(3 897)
- coal-equivalent payments	(2 034)	(5 658)
e) end of the period	756 328	654 404
- retirement-disability rights	132 728	109 930
- jubilee awards	194 480	172 406
- coal-equivalent payments	429 120	372 068

Note 18C.

CHANGE IN SHORT TERM PROVISION FOR RETIREMENT AND RELATED BENEFITS (BY TYPE)	in '000 PLN	
	2005	2004
a) beginning of the period	56 588	51 651
- retirement-disability rights	11 503	10 365
- jubilee awards	23 552	21 224
- coal-equivalent payments	21 533	20 062
b) increase, due to:	6 594	6 532
- creation of provision for retirement-disability rights	1 696	1 718
- creation of provision for jubilee awards	3 039	3 247
- creation of provision for coal-equivalent payments	1 859	1 567
c) utilisation, due to:		
d) release, due to:	(2 491)	(1 595)
- retirement-disability rights	(589)	(580)
- jubilee awards	(1 844)	(919)
- coal-equivalent payments	(58)	(96)
e) end of the period	60 691	56 588
- retirement-disability rights	12 610	11 503
- jubilee awards	24 747	23 552
- coal-equivalent payments	23 334	21 533

Note 18D.

CHANGE IN OTHER LONG TERM PROVISIONS (BY TYPE)	in '000 PLN	
	2005	2004
a) beginning of the period	442 077	452 593
- costs of mine closure	408 104	410 731
- future costs of disposal of fixed assets in liquidation	327	2 568
- other provisions for potential losses, expenses and liabilities	33 646	39 294
b) increase, due to:	124 596	97 174
- creation of provision for costs of mine closure	111 908	94 325
- future costs of disposal of fixed assets in liquidation	4 269	178
- creation of provision for other potential losses, expenses and liabilities	8 419	2 671
c) utilisation, due to:	(1 680)	(8 555)
- increasing the mine closure fund	(1 680)	(8 555)
d) release, due to:	(150 292)	(99 135)
- change of estimation of provision for mine closure costs	(145 006)	(88 397)
- management of fixed assets	(233)	(2 419)
- release of provision for other potential losses, expenses and liabilities	(5 053)	(8 319)
e) end of the period	414 701	442 077
- costs of mine closure	373 326	408 104
- future costs of disposal of fixed assets in liquidation	4 363	327
- other provisions for potential losses, expenses and liabilities	37 012	33 646

Note 18E.

CHANGE IN OTHER SHORT TERM PROVISIONS (BY TYPE)	in '000 PLN	
	2005	2004
a) beginning of the period	64 729	40 385
- costs of mine closure	7 890	2 865
- future costs of disposal of fixed assets	6 938	4 735
- potential state budget liabilities	10 416	14 309
- disputed issues and other liabilities	39 485	18 476
b) increase, due to:	78 368	41 953
- creation of provision	78 368	41 953
c) utilisation, due to:	(22 742)	(13 895)
- realisation of expenses	(22 742)	(13 895)
d) release, due to:	(8 343)	(3 714)
- release of unnecessary provision after revaluation	(8 343)	(3 714)
e) end of the period	112 012	64 729
- costs of mine closure	5 434	7 890
- future costs of disposal of fixed assets	2 595	6 938
- potential state budget liabilities	2 893	10 416
- disputed issues and other liabilities	101 090	39 485

Note 19A.

LONG TERM LIABILITIES	in '000 PLN	
	2005	2004
a) toward subsidiaries	165	2 143
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements	165	2143
- other (by type)		
b) toward jointly controlled entities		
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements		
- other (by type)		
c) toward associates		
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements		
- other (by type)		
d) toward significant investor		
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements		
- other (by type)		
e) toward parent entity		
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements		
- other (by type)		
f) toward other entities	40 324	36 907
- bank and other loans	19 000	11 028
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements	21 324	3 228
- other (by type)		22 651
- long term contract for obtaining of information		22 651
Total long term liabilities	40 489	39 050

Note 19B.

LONG TERM LIABILITIES - REPAYMENT TERM REMAINING AT BALANCE SHEET DATE	in '000 PLN	
	2005	2004
a. Over 1 year, to 3 years	23 393	20 125
b. Over 3 years, to 5 years	8 033	7 349
c. Over 5 years	9 063	11 576
Total long term liabilities	40 489	39 050

Note 19C.

LONG TERM LIABILITIES (BY CURRENCY)	unit / currency	in '000 PLN	
		2005	2004
a) in Polish currency		21 015	16 399
b) in foreign currency		19 474	22 651
b1. in currency	'000/EUR	5 045	5 553
after conversion to '000PLN		19 474	22 651
other currencies in '000PLN			
Total long term liabilities		40 489	39 050

Note 19D.

LONG TERM LIABILITIES DUE TO BANK AND OTHER LOANS

in '000 PLN

Name of entity (company) and legal form	Location of Office	Amount of bank/other loans according to agreement				Payable amount of bank/other loans				Interest rate	Repayment period	Security	Other
		in '000 PLN	in currency	unit	currency	in '000 PLN	in currency	unit	currency				
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	Wrocław	10 000				4 000				4.00%	16.12.2008	own bill of exchange in blanco, registered pledge on gas dedusting facility for anode furnaces, surrender of rights to insurance policy of assets arising due to financing of an investment	
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	Wrocław	19 000				15 000				4.00%	16.09.2010	own bill of exchange in blanco, declaration on acceptance of execution of loan agreement	
Total		29 000				19 000							

Note 19E.

LONG TERM LIABILITIES DUE TO THE ISSUING OF LONG TERM DEBT SECURITIES

in '000 PLN

Debt securities by type	Face value	Interest rate	Redemption period	Guarantees/Security	Additional rights	Quotation market	Other

Note 20A.

SHORT TERM LIABILITIES	in '000 PLN	
	2005	2004
a) toward subsidiaries	258 486	186 339
- bank and other loans, of which:	26 898	
- long term bank and other loans repayable in the present period	26 898	
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to trade liabilities:	225 245	181 453
- less than 12 months	225 245	181 453
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)	6 343	4 886
- due to leasing	1 990	1 978
- other liabilities	4 353	2 908
b) toward jointly controlled entities		
- bank and other loans, of which:		
- long term bank and other loans repayable in the present period		
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to trade liabilities:		
- less than 12 months		
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)		
c) toward associates	830	933
- bank and other loans, of which:		
- long term bank and other loans repayable in the present period		
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to trade liabilities:	830	933
- less than 12 months	830	933
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)		
d) toward significant investor		
- bank and other loans, of which:		
- long term bank and other loans repayable in the present period		
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to trade liabilities:		
- less than 12 months		
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)		
e) toward parent entity		
- bank and other loans, of which:		
- long term bank and other loans repayable in the present period		
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to trade liabilities:		
- less than 12 months		
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)		

f) toward other entities	2 470 099	1 692 796
- bank and other loans, of which:	8 411	229 667
- long term bank and other loans repayable in the present period	8 411	
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:	1 366 160	620 376
- due to valuation of derivative instruments	1 360 533	593 583
- due to factoring	5 627	26 793
- due to trade liabilities:	384 525	273 695
- less than 12 months	380 540	269 046
- over 12 months	3 985	4 649
- advances received for deliveries		2 914
- bills of exchange payable		
- due to taxes, customs duties and related items	543 823	429 807
- due to wages	96 028	84 262
- other (by type)	71 152	52 075
- mining royalty	7 728	8 010
- liabilities due to leasing	4 897	5 739
- environmental fees	40 575	19 113
- settlement of wage deductions	7 612	7 432
- other	10 340	11 781
g) special funds (by type)	75 650	65 139
- social fund	44 786	46 257
- other funds	30 864	18 882
Total short term liabilities	2 805 065	1 945 207

Note 20B.

SHORT TERM LIABILITIES (BY CURRENCY)	unit /currency	in '000 PLN	
		2005	2004
a) in Polish currency		1 272 549	1 251 764
b) in foreign currency		1 532 516	693 443
b1. in currency	'000/USD	467 365	228 935
after conversion to'000PLN		1 524 584	685 235
b2. in currency	'000/EUR	1 918	1 824
after conversion to '000PLN		7 416	7 577
b1. in currency	'000/GBP	92	90
after conversion to '000PLN		516	521
other currencies in '000PLN			110
Total short term liabilities		2 805 065	1 945 207

Note 20C.

SHORT TERM LIABILITIES DUE TO BANK AND OTHER LOANS

in '000 PLN

Name of entity (company) and legal form	Location of Head Office	Amount of bank and other loans according to agreement				Payable amount of bank and other loans				Interest rate	Repayment period	Security	Other
		in '000 PLN	in currency	unit	currency	in '000 PLN	in currency	unit	currency				
KGHM Metale DSI S.A.	Lubin	26 827				26 827				1M WIBOR+ margin of 0.45%	2006-09-30	own bill of change in blanco	
Accrued interest by the effective interest rate						71							
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	Wrocław					2 011				4.00%	2006-12-16	own bill of exchange in blanco, registered pledge on gas dedusting facility for anode furnaces, surrender of rights to insurance policy of assets arising due to financing of investment	see note 19D
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	Wrocław					4 000				4.00%	2006-12-16	bill of exchange in blanco, declaration on acceptance of execution of loan agreement	see note 19D
Narodowy Fundusz Ochrony Środowiska	Warsaw	8 000				2 400				bill of exchange rediscount rate of 0.5, set by the NBP on an annual basis	2006-06-30	own bill of exchange in blanco, declaration of borrower on acceptance of execution of loan agreement, prepared as a notarial act	
Total						35 309							

Short term liabilities due to loans; relate to instalment payments on long term loans remaining in their last year of payment

Note 20D.

SHORT TERM LIABILITIES DUE TO THE ISSUING OF SHORT TERM DEBT FINANCIAL INSTRUMENTS

in '000 PLN

Debt securities by type	Face value	Interest rate	Redemption period	Guarantees/Security	Additional rights	Other

Note 21A

CHANGE IN NEGATIVE GOODWILL	in '000 PLN	
	2005	2004
Beginning of the period		
a) increase, due to:		
b) decrease, due to:		
Negative goodwill at the end of the period		

Note 21B.

OTHER ACCRUALS AND DEFERRED INCOME	in '000 PLN	
	2005	2004
a) accruals	186 362	145 421
- long term accruals (by type)		
- short term accruals (by type)	186 362	145 421
- wages with charges	135 813	114 701
- environmental fees	77	25
- liabilities due to unused vacations	15 721	14 956
- other	34 751	15 739
b) deferred income	64 902	21 920
- long term deferred income (by type)	1 382	2 488
- cash and cash equivalents received for acquisition or construction of fixed assets and development costs	1 301	2 398
- other	81	90
- short term deferred income (by type)	63 520	19 432
- prepaid delivieries	62 421	18 785
- grants, subsidies, subsidies relating to capital expenditure and development costs	975	483
- other	124	164
Total other accruals and deferred income	251 264	167 341

Note 22.

INFORMATION USED IN THE CALCULATION OF NET ASSETS PER SHARE AND DILUTED NET ASSETS PER SHARE	in '000 PLN	
	2005	2004
Equity	6 214 078	5 336 804
Number of shares on the balance sheet date	200 000 000	200 000 000
Net assets per share (in PLN)	31.07	26.68
Diluted number of shares on the balance sheet date	200 000 000	200 000 000
Diluted net assets per share (in PLN)	31.07	26.68

The value of net assets per share was calculated as the relation between the equity of KGHM Polska Miedź S.A. on the balance sheet date to the number of shares of the Company on the balance sheet date.

EXPLANATORY NOTES TO THE OFF-BALANCE SHEET ITEMS

Note 23A.

CONTINGENT DEBTORS FROM RELATED ENTITIES (BY TYPE)	in '000 PLN	
	2005	2004
a) received guarantees, of which:		
- from subsidiaries		
- from jointly controlled entities		
- from associates		
- from significant investor		
- from parent entity		
b) other (by type)		
- of which: from subsidiaries		
- of which: from jointly controlled entities		
- of which: from associates		
- of which: from significant investor		
- of which: from parent entity		
Total contingent debtors from related entities		

Note 23B.

CONTINGENT LIABILITIES TOWARD RELATED ENTITIES (BY TYPE)	in '000 PLN	
	2005	2004
a) granted guarantees, of which:	36 968	7 678
- toward subsidiaries	36 968	7 678
- toward jointly controlled entities		
- toward associates		
- toward significant investor		
- toward parent entity		
b) other (by type)		
- of which: toward subsidiaries		
- of which: toward jointly controlled entities		
- of which: toward associates		
- of which: toward significant investor		
- of which: toward parent entity		
Total contingent liabilities toward related entities	36 968	7 678

EXPLANATORY NOTES TO THE INCOME STATEMENT

Note 24A.

NET REVENUE FROM SALE OF PRODUCTS (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	in '000 PLN	
	2005	2004
- copper, precious metals and other smelter products	7 823 438	6 143 649
- of which: from related entities	1 486 938	1 162 180
- energy		9 799
- of which: from related entities		486
- processing of copper	122	207
- of which: from related entities		
- salt	32 343	26 421
- of which: from related entities	32 343	26 421
- other products	68 292	61 226
- of which: from related entities	47 859	35 398
Total net revenue from sale of products	7 924 195	6 241 302
- of which: from related entities	1 567 140	1 224 485

Note 24B.

NET REVENUE FROM THE SALE OF PRODUCTS (TERRITORIAL STRUCTURE)	in '000 PLN	
	2005	2004
a) Domestic	2 418 844	1 852 706
- of which: from related entities	182 114	145 057
- copper, precious metals and other smelter products	2 328 887	1 769 560
- of which: from related entities	112 019	92 615
- energy		9 799
- of which: from related entities		486
- processing of copper	122	121
- of which: from related entities		
- salt	22 236	16 559
- of which: from related entities	22 236	16 558
- other products	67 599	56 667
- of which: from related entities	47 859	35 398
b) Export	5 505 351	4 388 596
- of which: from related entities	1 385 026	1 079 428
- copper, precious metals and other smelter products	5 494 550	4 374 088
- of which: from related entities	1 374 919	1 069 565
- energy		
- of which: from related entities		
- processing of copper		86
- of which: from related entities		
- salt	10 107	9 863
- of which: from related entities	10 107	9 863
- other products	694	4 559
- of which: from related entities		
Total revenue from the sale of products	7 924 195	6 241 302
- of which: from related entities	1 567 140	1 224 485

Note 25A.

NET REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	in '000 PLN	
	2005	2004
- energy, fuel, gas	36 371	35 270
- of which: from related entities	15 451	13 329
- wastes	12 707	14 643
- of which: from related entities	2 657	2 669
- resale of material	13 749	10 874
- of which: from related entities	9 852	8 112
- copper	10 665	37 542
- of which: from related entities		
- other	2 398	2 363
- of which: from related entities	471	1 485
Total revenue from the sale of materials and goods for resale	75 890	100 692
- of which: from related entities	28 431	25 595

Note 25B.

NET REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (TERRITORIAL STRUCTURE)	in '000 PLN	
	2005	2004
a) Domestic	65 225	100 692
- of which: from related entities	28 431	25 595
- energy, fuel, gas	36 371	35 270
- of which: from related entities	15 451	13 329
- wastes	12 707	14 643
- of which: from related entities	2 657	2 669
- resale of material	13 749	10 874
- of which: from related entities	9 852	8 112
- copper		37 542
- of which: from related entities		
- other	2 398	2 363
- of which: from related entities	471	1 485

b) Export	10 665	
- of which: from related entities		
- energy, fuel, gas		
- of which: from related entities		
- wastes		
- of which: from related entities		
- resale of material		
- of which: from related entities		
- silver	10 665	
- of which: from related entities		
- other		
- of which: from related entities		
Total revenue from the sale of materials and goods for resale	75 890	100 692
- of which: from related entities	28 431	25 595

Note 26.

COSTS BY TYPE	in '000 PLN	
	2005	2004
a) Depreciation	291 304	272 977
b) Consumption of materials and energy	1 910 502	1 822 044
c) External services	885 856	827 806
d) Taxes and fees	243 520	233 850
e) Wages and salaries	1 393 202	1 192 464
f) Social insurance and other benefits	412 928	348 483
g) Other	85 848	78 609
- advertising and promotion costs	21 662	19 223
- property and personnel insurance	18 592	18 251
- business trips	6 094	5 768
- other costs	39 500	35 367
Total costs by type	5 223 160	4 776 233
Change in work in progress, finished goods and prepayments and accruals	55 008	(119 099)
Costs of production of products for internal use (negative value)	(53 224)	(32 503)
Other adjustments of costs of goods sold (negative value)	(5 262)	(5 877)
Selling costs (negative value)	(74 461)	(73 292)
General and administration costs (negative value)	(495 124)	(443 978)
Costs of production of manufactured products sold	4 650 097	4 101 484

Note 27.

OTHER OPERATING INCOME	in '000 PLN	
	2005	2004
a) Release of provisions, due to:	13 412	19 883
- revaluation of provision for Konrad mine closure	1 688	98
- retirement and similar rights	7 909	10 393
- State budget liabilities	1 657	
- other liabilities	2 158	9 392
b) other, of which:	71 340	56 498
- income from other sales	9 036	8 772
- reversal of allowance for assets, upon elimination of cause for their creation	36 396	19 215
- income from liquidation of fixed assets	2 576	2 186
- penalties and damages paid to the company	6 330	6 837
- write-off of liabilities	184	207
- correction of property tax from prior years	1 949	12 072
- refund of insurance premiums	7 829	
- other operating income	7 040	7 209
Total other operating income	84 752	76 381

Note 28.

OTHER OPERATING COSTS	in '000 PLN	
	2005	2004
a) Provisions created due to:	218 165	88 297
- future costs of mine closure	21 030	7 573
- Konrad mine closure		178
- retirement and similar rights	113 936	49 756
- costs of repair and liquidation of fire effects		9 303
- provision for donation to related entity	8 960	
- liabilities towards Municipality	1 010	4 782
- disputed liabilities	1 209	13 701
- tax State budget liabilities	65 818	
- other	6 202	3 004
b) other, of which:	42 329	53 546
- costs of other sales	9 036	8 772
- donations	10 731	14 678
- other	22 562	30 096
Total other operating costs	260 494	141 843

REVALUATION OF NON-FINANCIAL ASSETS

Description	in '000 PLN	
	2005	2004
- valuation of fixed assets for disposal	5 230	4 081
- valuation of fixed assets under construction	314	610
- valuation of by-products and materials inventory to market prices	2 170	956
- allowance for bad debtors	15 199	3 789
Total revaluation of non-financial assets	22 913	9 436

Note 29A.

FINANCIAL INCOME FROM DIVIDENDS AND SHARE IN PROFIT	in '000 PLN	
	2005	2004
a) from related entities		
- from subsidiaries		
- from jointly controlled entities		
- from associates		
- from significant investor		
- from parent entity		
b) from other entities	313	250
Total financial income from dividends and share in profit	313	250

Note 29B.

FINANCIAL INCOME FROM INTEREST	in '000 PLN	
	2005	2004
a) due to loans granted	643	309
- from related entities, of which:	637	287
- from subsidiaries	637	287
- from jointly controlled entities		
- from associates		
- from significant investor		
- from parent entity		
- from other entities	6	22
b) other interest	93 323	128 410
- from related entities, of which:	40 627	98 010
- from subsidiaries	40 627	98 010
- from jointly controlled entities		
- from associates		
- from significant investor		
- from parent entity		
- from other entities	52 696	30 400
Total financial income from interest	93 966	128 719

Note 29C.

OTHER FINANCIAL INCOME	in '000 PLN	
	2005	2004
a) foreign exchange gains		
- realised		
- unrealised		
b) release of provisions, due to:		1 126
- tax property interest		1 033
- interest on agricultural tax		93
c) other, of which:	67 173	27 017
- reversal of allowance for bad debtors	13 846	6 148
- revaluation of provision for mine closure costs		8 986
- release of provision for financial risks	1 110	
- measurement of embedded instruments to fair value		2 475
- gains from other financial investment	50 750	8 969
- other financial income	1 467	439
Total other financial income	67 173	28 143

Note 30A.

FINANCIAL COSTS FROM INTEREST	in '000 PLN	
	2005	2004
a) from bank and other loans:	7 076	34 516
- to related entities, of which:		
- to subsidiaries	985	
- to jointly controlled entities		
- to associates		
- to significant investor		
- to parent entity		
- to other entities	6 091	34 516
b) other interest	3 668	7 265
- to related entities, of which:	236	388
- to subsidiaries	236	388
- to jointly controlled entities		
- to associates		
- to significant investor		
- to parent entity		
- to other entities	3 432	6 877
Total financial costs from interest	10 744	41 781

Note 30B.

OTHER FINANCIAL COSTS	in '000 PLN	
	2005	2004
a) foreign exchange losses, of which:	21 438	49 928
- realised	25 233	38 278
- unrealised	(3 795)	11 650
b) provisions created, due to:		
c) other, of which:	32 777	127 815
- bank commission		22 637
- revaluation of provision for mine closure costs	25 221	22 557
- forgival of financial debtors		70 507
- allowance for debtors from financial operations	4 531	9 845
- measurement of embedded instruments to fair value		78
- other financial costs	3 025	2 191
Total other financial costs	54 215	177 743

Foreign exchange losses are presented as an excess of foreign exchange losses over gains

For 2005

Foreign exchange losses as in accounts 25 249

Foreign exchange gains as in accounts 3 811

Note 31.

In 2005 there were no sales of shares in subordinated entities

Note 32.

EXTRAORDINARY GAINS	in '000 PLN	
	2005	2004
a) profits resulting from accidents		304
b) other, by type:		
Total extraordinary gains		304

Note 33.

EXTRAORDINARY LOSSES	in '000 PLN	
	2005	2004
a) losses resulting from accidents		304
b) other, by type:		
Total extraordinary losses		304

Note 34A.

CURRENT TAXATION	in '000 PLN	
	2005	2004
1. Profit (loss) before taxation	2 634 563	1 445 903
2. Consolidated adjustments		
3. Differences between profit (loss) before tax and tax base (by item)	48 782	350 908
- provisions created	401 977	227 146
- provisions released	(213 991)	(164 334)
- interest paid	1 563	5 689
- accrued interest, recovered on tax overpayment	(29 621)	(10 182)
- State budget interest and interest accrued on bank loans	3 012	6 375
- realised exchange rate gains	14 179	163 787
- accrued exchange rate gains	79 320	104 930
- realised exchange rate losses	(19 037)	1 526
- accrued exchange rate losses	7 754	28 124
- realised income from derivative instruments	435 087	420 053
- accrued income from derivative instruments	(807 013)	(1 753 398)
- realised costs of derivative instruments	(532 953)	(359 925)
- accrued costs of derivative instruments	779 127	1 841 469
- other	(70 622)	(160 352)
4. Tax base	2 683 345	1 796 811
5. Corporate income tax at the rate of 19%	509 835	341 394
6. Increases, waivers, reliefs, write offs and reductions of tax	10 999	(727)
7. Current corporate income tax charge disclosed in tax return for the period, of which:	520 834	340 667
- presented in income statement	520 834	340 667
- relating to items which decreased or increased equity		
- relating to items which decreased or increased goodwill or negative goodwill		

Note 34B.

DEFERRED INCOME TAX, PRESENTED IN THE INCOME STATEMENT	in '000 PLN	
	2005	2004
- decrease (increase) due to the arising and reversal of temporary differences	(104 671)	(49 691)
- decrease (increase) due to changes in taxation rates		
- decrease (increase) due to previously unrecognised tax losses, tax relief or prior period temporary differences		
- decrease (increase) due to the write-off of deferred income tax assets or to inability to utilise the deferred income tax provision	1 168	4 576
- other elements of deferred tax (by type)		
Total deferred income tax	(103 503)	(45 115)

Note 34C.

TOTAL DEFERRED INCOME TAX	in '000 PLN	
	2005	2004
- recognised in equity	213 959	(17 099)
- recognised in goodwill or negative goodwill		

Note 34D.

TAXATION PRESENTED IN THE INCOME STATEMENT DUE TO:	in '000 PLN	
	2005	2004
- discontinued activity		
- extraordinary items		

Note 35.

OTHER OBLIGATORY DEDUCTIONS FROM PROFIT (LOSS INCREASE), DUE TO:	in '000 PLN	
	2005	2004
Total other obligatory deductions from profit (loss increase)		

Note 36.

SHARE IN NET PROFITS (LOSSES) OF SUBORDINATED ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD, OF WHICH:	in '000 PLN	
	2005	2004
- write-off of goodwill of subordinated entities		
- write-off of negative goodwill of subordinated entities		
- write-off of differences in valuation of net assets		
- share in net profits	72 124	246 818

Note 37.

PROPOSAL OF PROFIT DISTRIBUTION / COVERAGE OF LOSSES

Description	in '000 PLN	
	2005	2004
Profit / loss for the period	2 289 356	1 397 169
Distribution of profit / coverage of losses		
- shareholders' dividend	700 000	400 000
- transfer to reserve capital	1 589 356	997 169

Proposed distribution of profit, based on budget assumptions for the year 2006 approved by the Management Board and confirmed by the Supervisory Board, which can change.

Note 38.

INFORMATION USED IN THE CALCULATION OF EARNINGS PER ORDINARY SHARE AND DILUTED EARNINGS PER ORDINARY SHARE	in '000 PLN	
	2005	2004
Net profit (loss) for 12 months	2 289 356	1 397 169
Weighted average number of ordinary shares	200 000 000	200 000 000
Earnings (loss) per ordinary share (in PLN)	11.45	6.99
Weighted average diluted number of ordinary shares	200 000 000	200 000 000
Diluted earnings (loss) per share (in PLN)	11.45	6.99

Earnings per ordinary share is calculated as the relation of net profit of the Company for the last 12 months prior to the balance sheet date, given an average weighted number of ordinary shares of the Company in specific periods

Weighted average diluted number of ordinary shares and diluted earnings per share are equal to weighted average number of ordinary shares and earnings per ordinary share.

EXPLANATORY NOTES TO THE CASH FLOW STATEMENT

Explanatory Note Nr 1
to the Cash Flow Statement

STRUCTURE OF CASH AND CASH EQUIVALENTS IN THE CASH FLOW STATEMENT FOR THE PERIOD FROM 1 JANUARY 2005 TO 31 DECEMBER 2005

in '000 PLN

Item	Description	Beginning of period	End of period	Change
1	2	3	4	5
1.	Cash in hand	70	76	6
2.	Cash at bank	4 185	2 290	(1 895)
3.	Other cash and cash equivalents:			
	a) cash in transit			
	b) other			
4.	Other monetary assets	317 789	1 641 144	1 323 355
	a) financial assets payable or due within 3 months from the date of their receipt, issuance, acquisition or from establishment - cash deposits, cheques, external bills of exchange and other financial assets	317 513	1 640 111	1 322 598
	b) interest from financial assets payable or due within 3 months from the date of their receipt, issuance, acquisition or from establishment	276	1 033	757
5.	Total cash and cash equivalents presented in the cash flow statement (1+2+3+4)	322 044	1 643 510	1 321 466
	including restricted cash and cash equivalents	x	35 742	x

Explanatory Note Nr 2
to the Cash Flow Statement

EXPLANATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE CASH FLOW STATEMENT

Change in provisions for the period from 1 January to 31 December 2005

in '000 PLN

Item	Description	Change
1	2	3
1	Provisions from the balance sheet	206 324
2	Deferred income tax provisions- item recognised in equity	(17 643)
3	Provision for liquidation of mining facilities recognised in tangible fixed assets	(66 794)
4	Change in provisions in the cash flow statement (1-2-3)	290 761

Change in debtors for the period from 1 January to 31 December 2005

in '000 PLN

Item	Description	Change
1	2	3
1	Short-term debtors from the balance sheet	(70 073)
2	Long-term debtors from the balance sheet	56
3	Debtors due to investment activity	8
4	Change in debtors in the cash flow statement (1+2-3)	(70 025)

Explanatory Note Nr 2 – cont.
to the Cash Flow Statement

EXPLANATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE CASH FLOW STATEMENT

Change in liabilities (excluding bank and other loans) for the period from 1 January to 31 December 2005

		in '000 PLN
Item	Description	Change
1	2	3
1	Short term liabilities	859 858
2	Loans	30 109
3	Bank loans	(224 467)
4	Short term debt securities	
a	Other short term financial liabilities in the balance sheet	744 955
b	Financial liabilities due to factoring recognised in operating activities of the cash flow statement	(21 166)
5	Other short term financial liabilities in the cash flows (a+b)	766 121
6	Write-off from profit to social funds (ZFŚS)	
7	Unpaid profit bonus for employees	
8	Liabilities due to dividends	
9	Liabilities due to investing activities	280
10	Other long term liabilities	
11	Change in liabilities due to operating activity in the cash flow statement (1-2-3-4-5-6-7-8-9+10)	287 815

Change in prepayments and accruals for the period from 1 January to 31 December 2005

		in '000 PLN
Item	Description	Change
1	2	3
1	Accruals	83 923
2	Negative goodwill	
3	Elements of investment activities received as donations at their initial value	
I	Change in accruals (1-2-3)	83 923

		in '000 PLN
Item	Description	Change
1	Long term prepayments	(414 797)
2	Long term prepayments due to income tax - items recognised in equity	(213 415)
3	Short term prepayments	1 044
II	Change in prepayments (1-2+3)	(200 338)
III	Change in prepayments in the cash flow statement (I+II)	(116 415)

Change in cash and cash equivalents for the period from 1 January to 31 December 2005

		in '000 PLN
Item	Description	Change
1	2	3
1	Cash and cash equivalents in the balance sheet	1 323 023
2	Change in cash and cash equivalents due to exchange rate differences	1 557
3	Change in cash and cash equivalents in the cash flow statement (1-2)	1 321 466

Explanatory Note Nr 3
to the Cash Flow Statement

DESCRIPTION OF ADJUSTMENTS, INFLOWS AND OUTFLOWS, WHOSE TOTAL EXCEEDS 5% OF THE TOTAL AMOUNT OF ADJUSTMENTS, INFLOWS AND OUTFLOWS AS SHOWN FOR THE GIVEN ACTIVITY IN THE CASH FLOW STATEMENT

in '000 PLN

Item	Financial statement item	2005	2004
I.	Other items of operating activities in the cash flow statement, of which:	(124 145)	441 777
1.	measurement of derivative and embedded instruments	330 901	1 114 543
2.	adjustment of revaluation reserve from realised and unrealised exchange rate differences on bank loans	(26 867)	78 016
3.	the effects of valuation related to changes in principles for applying exchange rates, settled in retained profit		16 711
4.	prepaid commissions on bank loans		22 031
5.	adjustment of cash flow due to settlement of commodity and currency hedging instruments in operating income	(424 499)	(888 241)
6.	debt securities of Dialog S.A. forgiven		70 000
7.	adjustments due to changes in accounting principles		37 160
II.	Other inflow from investing activities	1 974	4 410
1	repayment of short-term loans	1 974	4 410
III.	Other outflow from investing activities	(14 572)	(13 756)
1	costs of liquidation of tangible and intangible assets	(7 487)	(8 186)
2	granting of short-term loans	(2 467)	(5 292)
3.	paid not registered share capital in subsidiaries	(4 258)	
IV.	Other inflow from financing activities		
V.	Other outflow from financing activities		

ADDITIONAL EXPLANATORY NOTES

TO THE FINANCIAL STATEMENTS SA-R 2005

Additional Explanatory Notes
Note Nr 1.1

INFORMATION ON FINANCIAL INSTRUMENTS

in ' 000 PLN

Item	Description	Financial assets held for trading	Financial liabilities held for trading	Other liabilities	Loans and receivables originated *	Financial assets held to maturity	Financial assets available for sale
1.	Beginning of the period	337 456	314 396	303 227	327 437	717 214	23 338
2.	Increase	99 850	97 911	49 625	1 329 656	7 504	
	- acquisition, creation, drawing	99 850	97 911	49 517	1 321 209	3 601	
	- valuation				7 481		
	- revaluation			108	966	3 731	
	- reclassification						
	- other					172	
3.	Decrease	302 224	272 989	264 540	3 819	510 862	
	- disposal, release, repayment	302 224	272 989	264 181	3 819	510 862	
	- valuation						
	- revaluation			359			
	- reclassification						
	- other						
4.	End of the period	135 082	139 318	88 312	1 653 274	213 856	23 338
of which :							
4.1	presented in balance sheet with indication of item	135 082	139 318	88 312	1 653 274	213 856	23 338
	Long term financial assets- shares						23 338
	Long term financial assets-other securities					13 789	
	Short term financial assets-loans granted				12 197		
	Other short term financial assets - derivative instruments held for trading	135 082					
	Short term financial assets - other securities, other debt financial instruments, Treasury bonds					200 000	
	Other cash assets - bank deposits				1 640 111		
	Other cash assets - unpaid interest on debt securities, loans and bank deposit				966	67	
	Long term liabilities-bank and other loans			19 000			
	Long term liabilities- other financial liabilities			21 489			
	Short term liabilities-bank and other loans			35 309			
	Other financial liabilities - derivative instruments held for trading		139 318				
	Other financial liabilities – factoring			5 627			
	Short term liabilities- other financial liabilities			6 887			
4.2	in off-balance sheet items						

** excluded from receivables originated are debtors and liabilities related to the physical delivery of goods*

Item	Description	Financial assets - hedging transactions- derivative instruments	Financial liabilities - hedging transactions - derivative instruments
1.	Beginning of the period	174 868	279 187
2.	Increase	33 877	1 182 864
	- acquisition, creation, drawing	33 877	1 182 864
	- valuation		
	- revaluation		
	- reclassification		
	-other		
3.	Decrease	151 669	240 836
	- disposal, release, repayment	151 669	240 836
	- valuation		
	- revaluation		
	- other		
4.	End of the period	57 076	1 221 215

Additional Explanatory Notes
Note Nr 1.2.1

INFORMATION ON FINANCIAL ASSETS AND LIABILITIES (OTHER THAN DERIVATIVE INSTRUMENTS)

Other financial liabilities

I. As at 31 December 2005 the Company did not hold liabilities due to bank loans:

As at 31 December 2005 the Company has access to a line of credit in a current account in Bank Handlowy w Warszawie S.A. with the possibility of drawing lines in PLN,USD,EUR and GBP up to USD 10 000 thousand. As at 31 December 2005 the Company had not made use of this line of credit in a current account.

II. As at 31 December 2005 the Company held liabilities due to the following loans:

1.Loans granted by the Voivodeship and National Environmental Protection and Water Management Fund

-long term:

PLN 19 000 thousand — maturity of 16 September 2010, interest 4.00%.
As at the balance sheet date the amount of PLN 15 000 thousand remained to be paid in the long term category, and PLN 4 000 thousand in the category of payments up to a year.

PLN 10 000 thousand — maturity of 16 December 2008, interest 4.00%.
As at the balance sheet date the amount of PLN 4 000 thousand remained to be paid in the long term category, and PLN 2 011 thousand in the category of payments up to a year.
Due to a fixed interest rate, these loans are exposed to the risk of changes in fair value, however, given the fact that the lender is the Voivodeship Environmental Protection and Water Management Fund, there is no active market for this type of loan, and therefore the carrying value is aproximated to fair value.

PLN 8 000 thousand — as at the balance sheet date the amount of PLN 2 400 remained to be paid in the category of payments up to a year. The interest rate for this loan is 0.5 of the annual rediscount rate for bills of exchange established by the NBP. Due to a variable interest rate this loan is exposed to cash flow risk.

2. A long term loan granted by KGHM Metale DSI S.A. in the amount of PLN 26 827 thousand with a maturity of 30 September 2006.

The measurement of this received loan is presented in table nr 1.

Additional Explanatory Notes
cont. Note Nr 1.2.1

Table nr 1

Measurement at the amortised cost	
Date of measurement	31 December 2005
Nominal value of loans at the purchase day - in '000 PLN	26 827
Interest at the effective interest rate as at 31 December 2005 - in '000 PLN	71
Repayment of loans in 2005	
Carrying value as at 31 December 2005 in '000 PLN	26 898

Interest on the loan is based on WIBOR 1M from the last working day of the month preceeding each interest period + a margin of 0.45%. Interest is calculated monthly, using a year of 365 days.

III. Financial liabilities due to financial leasing

1. Leasing agreement for intangible assets – an agreement related to the use of (access to) geological information contained in the geological documentation of the " Głogów Głeboki" deposit.

The subject of the leasing agreement is the access given by the State Treasury, for a fee, to geological information presented in the geological documentation of the „Głogów Głeboki Przemysłowy" (Deep Industrial Głogów) copper ore deposit. The reason for acquiring this information was to prepare an application to receive a mining license to extract copper ore from the „Głogów Głęboki" deposit. Remuneration to the State Treasury amounts in total to EUR 8 214 thousand, in respect of which the first instalment amounted to EUR 1 554 thousand. The remaining remuneration due of EUR 6 660 thousand is payable in nine equal annual instalments, by 30 June of each year. The Company received this licence in November 2004. This license was granted for a period of 50 years. These liabilities are not interest bearing, and are therefore recorded in the accounts at a discounted value. After discounting, the current value of these liabilities as at 31 December 2005 was EUR 5 775 thousand, i.e. PLN 22 292 thousand.
The pledges attached to this agreement arise from the Civil Code and from the Law on Mining and Geology.

2. Leasing agreement for tangible assets – Production line for salt

The subject of the leasing agreement signed with KGHM Metraco sp. z o.o. is a production line for the production of salt. Future payments are based on the value of the equipment in the amount of PLN 5 934 thousand. The equity instalments are made monthly. Instalments amount to PLN 165 thousand. As at 31 December 2005, leasing liabilities amounted PLN 2 155 thousand. The final instalment is to be made on 15 January 2007. Interest is based on WIBOR 1M, from the first working day of the month plus two percentage points. These leasing liabilities are subject to the risk of changes in cash flow due to changes in the WIBOR rate. The production line which is the subject of the leasing agreement is subject to a 24-month guarantee.

3. Leasing agreement for tangible assets - computer hardware

The subject of the agreement is the leasing of IBM computer hardware (servers). This agreement is valued at USD 1 427 thousand, being the initial payment – a cost of financing of USD 11 thousand was paid. The subject of the agreement is the acquisition of fixed assets for the purpose of providing hosting services managed by Dominet Bank S.A.
Instalment payments are made monthly over a period of 60 months. Maturity is in October 2007. The agreement allows the shortening of the repayment period. Interest is based on WIBOR 1M. The financial liabilities due to this leasing agreement are subject to the risk of changes in cash flow due to changes in the WIBOR 1M rate.
Pursuant to this agreement the Company has the right to expand the subject of the agreement. The assets which are the subject of this agreement have been insured by the Company against risk. In the first quarter of 2004 this agreement was converted into PLN. As at 31 December 2005 the amount of PLN 3 928 thousand remained to be paid.

IV. Other financial liabilities - liabilities due to factoring

As at 31 December 2005 the Company showed commitments due to signed factoring agreement in the amount of PLN 5 627 thousand. These agreements were entered into between KGHM Polska Miedź S.A. and the bank Pekao Faktoring Spółka z o.o. with its registered head office in Lublin. This is a short term liability and arises from the right of recourse of Pekao Faktoring Spółka z o.o. (i.e. the factor) to KGHM Polska Miedź S.A. (i.e. the seller).

Loans and receivables originated

I. Loans granted – short term financial assets

As at 31 December 2005 KGHM Polska Miedź S.A. had short term financial assets due to granted loans in the amount of PLN 9 000 thousand and USD 980 thousand.

a) a loan of PLN 9 000 thousand granted to Energetyka Spółka z o.o. in Lubin with a maturity up to 30 June 2006. The measurement of this loan is presented in table nr 2.

Table nr 2

Measurement at the amortised cost	
Date of measurement	31 December 2005
Nominal value of loans as at 31 December 2004 - in '000 PLN	9 000
Interest at the effective interest rate as at 31 December 2005 - in '000 PLN	31
Repayment of loans in 2005	
Carrying value as at 31 December 2005 in '000 PLN	9 031

The loan for Energetyka Sp. z o.o. was granted based on WIBOR 3M from the day preceeding the interest calculation date + a margin of 0.5%. Interest is calculated quarterly, using a year of 365 days. The loan is secured by giving the right to dispose of cash in the bank accounts of the borrower.

b) a loan of 200 thousand USD granted to Congo S.P.R.L with maturity up to 31 July 2006. The measurement of the loan is presented in table nr 3.

Table nr 3

Measurement at the amortised cost	
Date of measurement	31 December 2005
Nominal value of loans as at 31 December 2004- in '000 USD	200
Interest at the effective interest rate as at 31 December 2005 - in '000 USD	1
Repayment of loans	
Amortised cost as at 31 December 2005 - in '000 USD	201
USD/PLN exchange rate per NBP fixing as at 30 December 2005	3.2613
Carrying value as at 31 December 2005 in '000 PLN	655

The loan for Congo S.P.R.L. was granted based on LIBOR 1M from the day preceeding the interest rate date + a margin of 1%. Interest is calculated monthly, using a year of 365 days.

c) a loan of 280 thousand USD granted to Congo S.P.R.L with a maturity to 31 July 2006.

The measurement of this loan is presented in table nr 4.

Table nr 4

Measurement at the amortised cost	
Date of measurement	31 December 2005
Nominal value of loans at the purchase day - in '000 USD	280
Interest at the effective interest rate as at 31 December 2005 - in '000 USD	1
Repayment of loans	
Amortised cost as at 31 December 2005 - in '000 USD	281
USD/PLN exchange rate per NBP fixing as at 30 December 2005	3.2613
Carrying value as at 31 December 2005 in '000 PLN	916

The loan for Congo S.P.R.L. was granted based on LIBOR 1M from the day preceeding the interest rate date + a margin of 1%. Interest is calculated monthly, using a year of 365 days.

d) a loan of 500 thousand USD granted to Congo S.P.R.L with a maturity to 14 July 2006. The measurement of this loan is presented in table nr 5.

Additional Explanatory Notes
cont. Note Nr 1.2.1

Table nr 5

Measurement at the amortised cost	
Date of measurement	31 December 2005
Nominal value of loans at the purchase day - in '000 USD	620
Interest at the effective interest rate as at 31 December 2005 - in '000 USD	1
Repayment of loans	120
Amortised cost as at 31 December 2005 - in '000 USD	501
USD/PLN exchange rate per NBP fixing as at 30 December 2005	3.2613
Carrying value as at 31 December 2005 in '000 PLN	1 634

The loan for Congo S.P.R.L. was granted based on LIBOR 1M from the day preceeding the interest rate date + a margin of 1%. Interest is calculated monthly, using a year of 365 days.

Of the above total amount of loans of PLN 12 237 thousand, PLN 12 197 thousand was recognised in the position „short term financial assets", and the amount of accrued interest of PLN 41 thousand in the position „other monetary assets".

II. Other monetary assets.

As at 31 December 2005 the Company owned bank deposits payable up to 3 months, in the total amount of PLN 1 640 111 thousand, in the following currencies:

in ' 000 PLN – 492 531
in ' 000 USD – 218 522
in ' 000 EUR – 100 537
in ' 000 GBP – 8 330

and accrued interest on these assets in the amount of PLN 925 thousand which is presented in the balance sheet in other monetary assets
Free cash assets in bank accounts (PLN and foreign currencies) are invested in fixed term bank accounts. The bank deposits, negotiated for periods from one to several days, have interest rates similar to inter-bank rates (based on WIBOR and LIBOR).

For automatic (O/N) accounts interest is calculated based on an algorthm arising from contracts signed with banks.

Financial assets held to maturity

I. Investment in AIG Emerging Europe Infrastucture Fund

Based on valuation to fair value at 31 December 2004, prepared based on the report of the AIG Emerging Europe Infrastucture Fund, the value of the Company's investment in this fund amounted to PLN 49 981 thousand.

Additional Explanatory Notes
cont. Note Nr 1.2.1

In 2005 KGHM Polska Miedź S.A. continued to participate in the AIG Emerging Europe Infrastructure Fund. In 2005 the Company received from the AIG fund PLN 27 150 thousand due to the buyback of previously-purchased shares (decreased by the value of acquired shares in 2005), paid a management fee of PLN 801 thousand, and covered the project costs in the amount of PLN 96 thousand. The Company received due to distribution of fees paid to the fund PLN 57 thousand. Realised profit from investment amounted PLN 50 978 thousand

Based on valuation to fair value the value of the investment by KGHM Polska Miedź S.A. in the AIG Emerging Europe Infrastucture Fund at 31 December 2005 amounted to PLN 27 464 thousand. Meanwhile the carrying value of this investment in the accounts of the Company based on purchase cost adjusted by impairment losses amounted to PLN 13 789 thousand.

II. Short term securities - bonds of Telefonia Dialog S.A.

At 31 December 2005 KGHM Polska Miedź S.A. holds 2 000 bonds, series XXI, of Telefonia Dialog S.A. having a total value of PLN 200 000 thousand purchased for the period from 15 July 2003 to 18 December 2006. In the agreement dated 5 December 2005 the planned date of redemption was set at 31 March 2006, and this date was used in calculating value at amortised cost.

The bonds of Telefonia Dialog S.A. purchased in Bank Pekao S.A. bear an interest rate of WIBOR 1M determined 2 working days prior to each interest period + a margin of 1.4%. Interest is received monthly, using a year of 360 days.

The measurement of bonds of Telefonia Dialog S.A. purchased in Bank Pekao S.A. is presented in table nr 6.

Table nr 6

Measurement at the amortised cost	
Date of measurement	31 December 2005
Nominal value of bonds as at 31 December 2004- in '000 PLN	679 800
Interest at the effective interest rate as at 31 December 2005 - in '000 PLN	1 035
Redemption of bonds in 2005 in '000 PLN	479 800
Carrying value as at 31 December 2005 in '000 PLN	201 035

The Company classified the bonds of Telefonia Dialog as financial assets held to maturity, which are carried in the balance sheet in the amount of PLN 200 000 thousand based on purchase cost, reflecting interest accrued to the balance sheet date of PLN 67 thousand, presented in Other monetary assets.

The value of these bonds at amortised cost amounted PLN 201 035 thousand.

Information on credit risk

One of the areas of credit risk related to financial assets to which the Company is exposed is the creditworthiness of those financial institutions (banks) and entities with whom the Company concludes transactions or serves as an intermediary.
The financial assets of the Company in which exposure to credit risk arises are:
- granted loans.

The Company granted loans only to Group entities. These are companies from various industrial sectors, with both domestic and foreign head offices. Due to the fact that the assets and financial standing of the entities of the Group are continuously monitored, the Company estimates that the level of credit risk is low.

Additional Explanatory Notes
cont. Note Nr 1.2.1

The total amount of loans granted in respect of which the Company is exposed to credit risk is PLN 12 237 thousand.

- other monetary assets – fixed-term bank accounts payable to three months.

The Company invests uncommitted cash resources in fixed-term bank accounts up to three months. As a result the Company estimates that the above investments are only marginally exposed to credit risk.

CREDIT RISK RELATED TO TRADE DEBTORS

The Company continuously monitors the creditworthiness of its clients, in particular those who have been granted more lengthy payment terms (from 30 to 60 days). Apart from this, a significant portion of the Company's products sales transactions are executed based on prepayments, in addition to which KGHM employs a wide variety of security in the form of guarantees received, the blocking of funds on bank accounts, as well as other forms of security. Buyers credit is granted only to proven, long term clients, while sales of Company products to new clients is always secured. For many years KGHM has been working with a large number of clients, which are highly diversified as respects their geographical distribution, in respect of which a clear majority of export sales are made on the west European market to renowned companies. Therefore, in the opinion of the Company, given the large diversity in the character of its clients as well as their geographical distribution, there is not a significant concentration of credit risk. The available historical data as well as years of experience in working with clients also indicates a low level of credit risk in this regard.
The total amount of trade debtors, exclusive of the fair value of security attached thereto, up to which the Company may be exposed to credit risk, amounts to PLN 567 385 thousand, of which PLN 67 670 thousand are debtors from companies of the KGHM Polska Miedź S.A. Group.

CREDIT RISK RELATED TO TRANSACTIONS HEDGING METALS PRICES AND CURRENCY RATES

Based on transactions entered into by the Company, the maximum amount exposed to credit risk as at 31 December 2005 is:
PLN 1 168 375 thousand (negative balance from the measurement of hedging transactions) of which:
PLN 1 360 533 thousand represents financial liabilities
PLN 192 158 thousand represents financial assets.

Hedging transactions are related to the following areas of credit risk concentration:

1. Entities with whom hedging transactions are entered into operate in the financial sector. The maximum share of a single entity varies from 14.4 % (copper and silver price hedging transactions) to 25.1 % (currency rate hedging transactions).
2. Entities with whom hedging transactions are entered into are European and American financial institutions (mainly banks).
3. From the point of view of creditworthiness, the financial institutions with whom KGHM Polska Miedź S.A. enters into the above transactions possess high levels of credit rating. 38% of these possess the highest rating, 57% possess a medium rating and only one bank does not possess individual ratings, though in the near future it will become a branch of a bank possessing an Aa3 rating.

With respect to diversification, both as respects the entities themselves as well as their geographical distribution, as well as with regard to co-operation with financial institutions having a high credit rating, there is no concentration of credit risk related to the hedging transactions entered into by KGHM Polska Miedź S.A.

Financial liabilities may be subject to compensation by those assets which show a positive result on hedging transactions.

Additional Explanatory Notes
cont. Note Nr 1.2.1

The Hedging Department has entered into framework agreements on net settlement in order to limit cash flow as well as to limit credit risk to a level amounting to a positive balance of valuation of hedging transactions with a given client.

RISK RELATED TO LIABILITIES DUE TO GUARANTEES GRANTED BY KGHM POLSKA MIEDŹ S.A.

1. Total liabilities in '000 EUR: 7 868

This amount includes guarantees (unsecured) of EUR 7 868 thousand, should an intermediary (a company from the Group) fail to execute its obligations arising from intermediary contracts on the purchase of technology for KGHM Polska Miedź S.A.

Additional Explanatory Notes
Note Nr 1.2.2

INFORMATION ON FINANCIAL ASSETS AVAILABLE FOR SALE OR HELD FOR TRADING, MEASURED AT THEIR AMORTISED COST AS AT 31 DECEMBER 2005

There was no measurement of financial assets which were available for sale or held for trading at an amortised cost.

Additional Explanatory Notes
Note Nr 1.2.3

ASSETS AND LIABILITIES WHICH WERE NOT MEASURED AT FAIR VALUE AS AT 31 DECEMBER 2005

in '000 PLN

Item	Description	Carrying amount (in '000PLN)	Data on fair value (for purposes of disclosure)	Reasons for not determing fair value
1	Financial assets	x	x	x
1.1	Share in other entities	23 338	-	Lack of market data. Share in other entities. are not traded on an active market
1.2	Debt securities – bonds of Telefonia Dialog S.A.	200 067	-	Lack of market data. The bonds of Telefonia Dialog S.A. are not traded on an active market
1.3	Loans granted	12 237	-	Fair value is approximated to carrying amount. The carrying amount is presented at amortised cost, calculated using the effective interest rate method
1.4	Other securities – AIG	13 789	27 464	
1.5	Other monetary assets – bank deposit	1 641 037	Carrying amount is fair value	
2	Financial liabilities	x	x	x
2.1	Bank and other loans	54 309	-	Fair value is aproximated to carrying amount
2.2	Liabilities due to leasing	28 376	-	Fair value is aproximated to carrying amount
2.4	Liabilities due to factoring	5 627	-	Fair value is aproximated to carrying amount

In items 1.2, 1.3, 1.5, 2.1 the carrying amount is presented with accrued interest, which in the balance sheet is presented in another item

Additional Explanatory Notes
Note Nr 1.2.4

INFORMATION ON CONTRACTS DUE TO WHICH FINANCIAL ASSETS ARE TRANSFORMED INTO SECURITIES, OR ON REPURCHASE CONTRACTS

The Company did not enter into repurchase contracts or into contracts in which financial assets were transformed into securities.

Additional Explanatory Notes
Note Nr 1.2.5

FINANCIAL ASSETS MEASURED AT FAIR VALUE, RECLASSIFIED AS ASSETS MEASURED AT THEIR AMORTISED COST

The Company did not reclassify financial assets measured at fair value as assets measured at their amortised cost.

Additional Explanatory Notes
Note Nr 1.2.6

INFORMATION ON PERMANENT DIMINUTIONS IN VALUE OF FINANCIAL ASSETS

During the financial period an adjustment in the value of the investment in the AIG fund was reversed in the amount of PLN 3 664 thousand. A valuation to fair value made for purposes of disclosure indicates a long-term increase in the value of these financial assets. The reversal of this adjustment in value was recognised in the income statement.

Additional Explanatory Notes
Note Nr 1.2.7

INFORMATION ON INTEREST INCOME FROM FINANCIAL DEBT INSTRUMENTS, LOANS GRANTED OR RECEIVABLES ORIGINATED

Item	Category of assets to which this interest is related	Interest income during the financial period (in '000 PLN)			
		interest accrued and realised	interest accrued and not realised pursuant to payment schedule		
			up to 3 months	from 3 to 12 months	over 12 months
1	2	3	4	5	6
1.	Financial debt instruments	40 549	67		
2.	Loans granted	602	41		
3.	Receivables originated (i.e. arising from the granting of cash resources to a second party, contingent upon meeting the requirements of art.3 sec. 1 p.23)	19 204	925		

Additional Explanatory Notes
Note Nr 1.2.8

INFORMATION ON INTEREST ON LOANS GRANTED OR RECEIVABLES ORIGINATED DUE TO IMPAIRMENT LOSSES IN VALUE

There were no impairment losses in value of loans granted or receivables originated.

Additional Explanatory Notes
Note Nr 1.2.9

INFORMATION ON INTEREST COSTS OF FINANCIAL LIABILITIES

Item	Description	Interest costs in financial period (in '000 PLN)			
		accrued and realised interest	accrued and unrealised interest pursuant to payment schedule		
			up to 3 months	from 3 to 12 months	over 12 months
1	2	3	4	5	6
1.	Financial liabilities held for trading				
2.	Other short term financial liabilities	7 929	165		
3.	Long term financial liabilities				

DERIVATIVE FINANCIAL INSTRUMENTS

RISK MANAGEMENT

The Company attempts to avoid unnecessary risk, and to limit those threats related to its basic activities to an acceptable level, which it obtains primarily through the use of hedging transactions.

The Company actively manages that risk to which it is exposed. The main goal of risk management is to minimise fluctuations in cash flow. Successful realisation of this policy is dependent primarily upon the internal situation of the Company, as well as on market conditions. Actions undertaken are aimed at increasing the probability of achieving budget plans, keeping the Company in a good financial condition and supporting the process of undertaking strategic decisions as respects investments, with due regard to the sources for financing such investments.

Risk management in the Company includes the processes of identification, measurement and determination of the proper manner to deal with a given risk, and includes the following types of risk:

- market risk (related to changes in metals prices, in exchange rates and in interest rates),
- liquidity risk,
- credit risk together with investment risk, and
- operating risk.

An appropriate policy, organisational structure and procedures support the process underlying those actions related to risk management in the Company.

IDENTIFYING PRIMARY RISKS

The fundamental risk to which the Company is exposed is market risk. This is comprised of:

- the risk of changes in metals prices
- the currency risk
- the interest rates risk

THE RISK OF CHANGES IN METALS PRICES

The Company is exposed to the risk of changes in copper, silver and gold prices. The formulas for setting prices which are included in physical sales contracts are based on primarily on monthly quotations from the London Metal Exchange in the case of copper, and the London Bullion Market in the case of silver and gold. The commercial policy of the Company is to set the base price for physical contracts as the average price of the month in which the product is sent to the customer (these are standard base prices, and is a global practice). As a result, the Company is exposed to the risk of falls in metals prices during the period from the moment of entering into the commercial contract to the moment of setting the average price from the month of delivery.

In a situation wherein a client expects that the price basis in a contract is to be defined in a non-standard way and this way is subsequently accepted, the Company enters into transactions with banks and brokers (known as swaps) which swap the base price requested by the customer for the average price from the month of delivery. These transactions lead to a harmonisation of the base price applied to the physical sale of products, and therefore harmonisation of the exposure of the Company to the risk of fluctuations in metals prices.

THE CURRENCY RISK

The Company is exposed to the currency risk in the following manner:

It is generally accepted on commodities markets that physical contracts are concluded in USD or are denominated in USD. The base (functional) currency for the Company however is the PLN. As a result, the Company receives the equivalent in PLN or exchanges the USD it receives for PLN. Such exchanges lead to the risk associated with fluctuations in the USD/PLN exchange rate during the period from the moment of entering into the commercial contract to the moment of determining the exchange rate. In a situation wherein foreign clients pay in local currency for the copper or precious metals which they have imported, the Company is also exposed to fluctuations in the exchange rates of other currencies, e.g.: EUR/PLN and to a lesser degree GBP/PLN.

INTEREST RATE RISK

The Company is exposed to the interest rates risk in the case of drawing new or refinancing existing debt.

LIQUIDITY RISK

The Company is exposed to the risk of losing financial liquidity, understood as the ability to regulate its liabilities within given timeframes. Financing the activities of the Company using external sources (bank and other loans, buyer's credit) increases the risk of losing liquidity in the future.

The Company must have permanent access to financial markets, and is therefore exposed to the risk of losing the ability to acquire new financing, as well as of refinancing its debt. This risk is primarily dependent on market conditions and on evaluting the creditworthiness of the Company.

CREDIT/INVESTMENT RISK

The Company is exposed to three main areas of credit risk:

- the creditworthiness of customers with whom it undertakes products sales transactions
- the creditworthiness of the financial institutions (banks/brokerages) with whom, or through whom, it undertakes hedging transactions; and
- the creditworthiness of the entities in which the Company invests, or whose securities it purchases.

OPERATING RISK

Operating risk, representing a very broad category, comprises the remaining risk factors to which the Company is exposed, and whose existence could lead to financial loss. The main type of operating risk is related to failures in the system of internal controls, human error, improper use of information systems, or to the application of improper valuation models, and also to errors in legal interpretations, as well as to improper procedures.

The Company is exposed to operating risk in every aspect of its business activities.

PRINCIPLES OF MANAGING MARKET RISK

The Company uses an integrated approach to managing those risks to which it is exposed. This means a comprehensive approach to market risk, rather than to each of its elements individually. For example, hedging transactions on the metals market are related to contracts entered into on the currency market, as the hedging of metals prices determines the probability of achieving planned revenues from sales, which represent a hedged position for the hedging strategy on the currency market. Furthermore, the Company has signifcantly greater flexibility in building hedging strategies.

The Company applies a consistent and gradual approach to the management of market risk. Over time consecutive hedging strategies are implemented, involving an ever-larger portion of production and of revenues from sales as well as time periods extended farther into the future. As a result, it is possible to be hedged against unexpected falls in copper and silver prices, as well as against rapid appreciation of the PLN versus the USD. Thanks to this, it is possible to avoid the commitment of significant volumes or notional amounts at a single price level.

RISK MEASUREMENT

The Company quantifies the amount of risk to which it is exposed and attempts to express it in a unified and complete manner, which comprises all of the various types of risk. Due to the fact that the decidedly greatest and most significant risk is that of market risk as well as to the ability to measure such risk, and therefore to express it objectively, the Company quantifies this risk.

The basic methods for measuring the market risk to which the Company is exposed are:

- scenario analysis, and
- stress tests.

Scenario analysis is based on simulations of changes in the results of the Company or of changes in specific items in the Company (e.g. cash flow from transactions using derivative instruments), using various levels of assumed risk factors. Scenario analysis attempts to answer the question as to what degree the value of a given position may change under normal market conditions. For this reason changes in such factors should be relatively typical from the point of view of the analysed market.

Stress tests are aimed at simulating changes in values for a given position, due to extreme changes in market factors.

DERIVATIVE INSTRUMENTS APPLIED

The Company only makes use of those derivative instruments which it is in a position to measure internally, using standard valuation models for a given instrument, and which may be disposed of without a significant loss of value using a different client than the one with whom the transaction was initially entered into. In order to evaluate given market instruments, the Company uses information obtained from leading banks on a given market as well as from brokers or from information services.

In accordance with its risk management policy, the Company may apply the following types of instruments:

- swaps,
- forwards and futures,
- options, and
- structures derived from the above instruments.

The instruments applied may also be of a standard type (being quoted instruments), as well as of a non-standard type (over-the-counter instruments).

Additional Explanatory Notes
cont. Note Nr 1.2.10 – 12

RISK MANAGEMENT IN THE COMPANY IN 2005

In 2005 strategies hedging the copper price represented appx. 20% of sales of this metal realised by the Company (in 2004 this figure was appx. 54%). In the case of silver this figure was at the level of appx. 37% (in 2004 – appx. 51%). In the case of the currency market hedged revenues from sales represented appx. 17% of total revenues from sales realised by the Company (in 2004 – appx. 35%).
Due to the increase in copper and silver prices, transactions hedging metals prices were settled with a negative result. Due to appreciation of the PLN versus the USD, currency transactions were settled with a positive result. In 2005 the result on derivative instruments was at the level of PLN (218 720) thousand, of which PLN (228 662) thousand (in 2004 this figure was PLN (913 628) thousand) adjusted revenues from sales (the amount transferred from equity to the income statement during the financial period), while PLN 9 942 thousand (in 2004 PLN 41 666 thousand) represented financial income (gain on the sale of investments).

In 2005 the Company implemented copper price hedging strategies of a total volume of 247.5 thousand tonnes and a timeframe falling in the second half of 2005, 2006 and 2007. The Company made use of options and swaps.

In the case of the silver market, during the analysed period strategies were implemented hedging the price of this metal, of a total volume of 6 mln troz (appx. 187 tonnes) and a timeframe falling in the second half of 2006 and the first half of 2007, using options and swaps.

With respect to activities on the currency market, in 2005 the Company implemented strategies hedging the USD/PLN exchange rate having a notional value of 675 mln USD and a timeframe falling in the second quarter of 2005, the second half of 2005, the year 2006 and 2007. Options and forwards were used.

The Company remains hedged for a portion of its copper sales planned in 2006 (appx. 33%), in 2007 (appx. 16%), for a portion of silver sales planned in 2006 (appx. 34%) and in the first half of 2007 (appx. 8%), as well as for a portion of revenues from sales planned to be achieved in 2006 (appx. 18%), and in 2007 (appx. 9%).

The Company continuously monitors the commodity and currency markets, which are the basis for taking decisions on implementing hedging strategies.

RECOGNITION OF DERIVATIVES IN THE BALANCE SHEET

All derivatives have been recognised in the balance sheet and valued at their fair value, based on principles described in the Introduction to the financial statements.

At 31 December 2005 the fair value of open positions in derivative instruments amounted to PLN (1 168 375) thousand, of which PLN (1 164 139) thousand related to the fair value of hedging instruments, while PLN (4 236) thousand related to the fair value of instruments held for trade. Should market conditions from the balance sheet date be maintained throughout the entire period subject to hedging, the above-mentioned amounts would adjust revenues from sales of the Company for 2006 and 2007 in that part representing the effective part of the hedging instruments, or would affect financial income/costs for 2006 and 2007 in that part representing the ineffective part of the hedging instruments and instruments held for trade. The fair value of open positions in derivative instruments varies in dependence on changes in market conditions, and the final result on these transactions may vary significantly from that presented in the following valuation table.

Item of balance sheet	31 December 2005 [in '000 PLN]	31 December 2004 [in '000 PLN]
Short term financial assets	192 158	512 324
Short term liabilities	(1 360 533)	(608 535)
Total	(1 168 375)	(96 211)

At the balance sheet date there was an open position in respect of the following derivative instruments: forwards, swaps, collars, and put and call options. The following table presents detailed information relating to open positions in derivative instruments, broken down by hedged nominal amounts and volumes, the average weighted hedged prices/ exchange rates[1], and the fair value of each instrument.

[1] The average weighted hedged prices/ exchange rates are aggregate amounts, of an informational nature. Their use in financial analysis in certain cases may lead to erroneous results. This relates to hedging levels and to levels of participation in options instruments, in the case of which the simulation of future settlements may generate one set of results when the average weighted execution price is assumed, and a different set of results when the analysis makes use of specific execution prices for options transactions entered into by the Company.

Additional Explanatory Notes
cont. Note Nr 1.2.10 – 12

Type of financial instrument	Volume/Notional Cu[t] Ag[troz] Currrency ['000 USD]	Avg. weighted price/Exc. rate Cu[USD/t] Ag[USD/troz] Currrency [USD/PLN]	Fair value [in'000 PLN] 31 December 2005 Financial assets	31 December 2005 Financial liabilities	31 December 2004 Financial assets	31 December 2004 Financial liabilities
HEDGING INSTRUMENTS WITH A MATURITY UP TO 12 MONTHS						
Copper						
Swaps - exchange of floating prices for fixed*	91 250	2 761		(410 118)		(57 510)
Collar contracts*	110 500	2511 - 2868	781	(505 229)	12 787	(138 817)
Bought put options					117	
TOTAL			781	(915 347)	12 904	(196 327)
Silver						
Swaps - exchange of floating prices for fixed*	11 850 000	6.6458		(88 197)	7 412	(53 693)
Collar contracts	1 500 000	7.00 – 9.5080	797	(3 491)		
TOTAL			797	(91 688)	7 412	(53 693)
Currency						
Forwards - sale	180 000	3.3427	15 323	(12)	76 581	
Collar contracts	150 000	3.2024 – 3.5720	13 370	(3 870)	58 642	(2)
Bought put options	120 000	3.1250	6 257			
TOTAL			34 950	(3 882)	135 223	(2)
HEDGING INSTRUMENTS WITH A MATURITY OVER 12 MONTHS						
Copper						
Swaps - exchange of floating prices for fixed	30 000	2 601		(113 283)		
Collar contracts	30 000	2300 - 2898	1 608	(88 016)	19 328	(29 951)
Bought put options	30 000	2 500	5 073			
TOTAL			6 681	(201 299)	19 328	(29 951)
Silver						
Swaps - exchange of floating prices for fixed					0.6	(14 166)
Collar contracts	1 500 000	7.00 – 9.50	1 441	(4 946)		
TOTAL			1 441	(4 946)	0.6	(14 166)
Currency						
Forwards - sale	30 000	3.3354	2 514			
Collar contracts	105 000	3.0571 – 3.7577	9 912	(4 053)		
TOTAL			12 426	(4 053)		
Hedging instruments - total			57 076	(1 221 215)	174 868	(294 139)
Total			(1 164 139)		(119 271)	

* The Company makes use of commodity hedging instruments, in which the base asset is the average monthly copper price from the London Metal Exchange and the average monthly silver price from the London Bullion Market. These are settled on the second working day of the following month. This means that hedging instruments for the month of December 2005 are settled on 4 January 2006. On the balance sheet date they were valued at their fair value and recognised in the list of hedging instruments. On the other hand, accounting principles state that the effective part of settled cash flow hedging transactions should be transferred from equity to the income statement in the financial period in which the hedging positions were realised. This means that the effective part of December commodity transactions have already been transferred from equity to the income statement as at 31 December 2005, despite the fact that they were only settled on 4 January 2006. The result of settlement of the effective part of these transactions therefore is included in the amount of PLN (228 662) thousand which was transfered from equity. These principles relate to copper collar contracts (volume: 11 500 tonnes, average weighted price: 2478.52 - 2800 USD/t and fair value: PLN (66 638) thousand and to swaps contracts – the exchange of floating copper prices for fixed prices (volume: 1 250 tonnes, average weighted price: 2 895.60 USD/t and fair value: PLN (6 853) thousand) and to swaps contracts – the exchange of floating silver prices for fixed prices (volume: 1 050 000 troz, average weighted price: 6.9300 USD/troz and fair value: PLN (5 855) thousand).

Additional Explanatory Notes
cont. Note Nr 1.2.10 – 12

	Volume/Notional Cu[t] Ag[troz]	Avg. weighted price/Exc. rate Cu[USD/t] Ag[USD/troz]	Fair value [in'000 PLN] 31 December 2005		31 December 2004	
Type of financial instrument	Currrency [USD]	Currrency [USD/PLN]	Financial assets	Financial liabilities	Financial assets	Financial liabilities
INSTRUMENTS HELD FOR TRADING WITH A MATURITY UP TO 12 MONTHS						
Copper						
Swaps – exchange of floating prices for fixed						(8 161)
Swaps-exchange of fixed prices for floating					8 094	
Bought call options					4 241	
Sold put options	78 000	2 028		(12)		(1 400)
Sold call options						(27 512)
TOTAL				(12)	12 335	(37 073)
Silver						
Swaps - exchange of floating prices for fixed	6 400 000	5.1755		(76 889)		(83 992)
Swaps - exchange of fixed prices for floating	6 400 000	5.1538	77 343		86 677	
Sold call options	600 000	6.2500		(4 676)		(19 037)
Sold put options	600 000	5.6000		(2)		
TOTAL			77 343	(81 567)	86 677	(103 029)
Curency						
Sold forwards					210 397	
Bought forwards						(142 302)
TOTAL					210 397	(142 302)
INSTRUMENTS HELD FOR TRADING WITH A MATURITY OVER 12 MONTHS						
Copper						
Swaps – exchange of floating prices for fixed	9 000	2 626		(33 251)		
Swaps – exchange of fixed prices for floating	9 000	2 626	33 251			
Bought call options	9 000	2 998	24 327			
Sold call options	9 000	2 998		(24 327)		
Sold put options	3 000	2 300		(161)		(3 777)
Bought sold options	3 000	2 300	161			
TOTAL			57 739	(57 739)		(3 777)
Silver						
Swaps - exchange of floating prices for fixed						(27 747)
Swaps - exchange of fixed prices for floating					28 047	
Sold put options						(468)
TOTAL					28 047	(28 215)
Instruments held for trading- total			135 082	(139 318)	337 456	(314 396)
Total			(4 236)		23 060	

OTHER INFORMATION IN RESPECT OF DERIVATIVE FINANCIAL INSTRUMENTS

Due to the sufficient liquidity of the market it is possible to close and settle the above-mentioned transactions at any given moment by entering into a proper transaction with a counterparty or by entering an appropriate opposite transaction.
All transactions relating to the copper and silver price risk are denominated in US dollars.

FAIR VALUE ESTIMATION METHODOLOGY

The fair value of outstanding financial derivative instruments at the balance sheet date was set in accordance with the principles outlined in the Introduction to the financial statements.

KGHM Polska Miedź S.A. does not apply hedging with respect to shares in the net assets of foreign entities.

CASH FLOW HEDGES

The Company accounts for cash flow hedges in accordance with principles outlined in the Introduction to the financial statements. These principles require that the effective portion of the result from the valuation of hedging transactions in the period in which such transactions are designated as future cash flow hedges is recognised in equity. The amounts accumulated in equity this way are then transferred to the income statement when the hedged item is realised and represents an adjustment of revenues from sales.

The effectiveness of hedging instruments used by the Company in the financial period is assessed and measured by comparing changes in forward prices of hedged items with the prices of forward contracts, or – in the case of options instruments – based on changes in options intrinsic value.

On 1 June 2000 the General Shareholders Meeting decided to establish a separate position in equity relating to the valuation of hedging transactions.

The tables below present respectively the equity balance and changes in equity due to accounting for the valuation of the effective part of the derivative instruments designated as hedging of future cash flows.

As at 31 December 2005 the revaluation reserve amounted to PLN (1 024 713) thousand, of which PLN (1 145 194) thousand related to the effective part of the result from the measurement of commodity price hedging transactions, while PLN 120 481 thousand related to the effective part of the result from the measurement of currency hedging transactions.

AMOUNTS RECOGNISED IN EQUITY	31 December 2005 [in '000 PLN]	31 December 2004 [in '000 PLN]
Revaluation reserve – hedging transactions against commodities risk (copper, silver)	(1 145 194)	(117 467)
Revaluation reserve – hedging transactions against exchange rate risk – forwards and options	19 096	207 467
Revaluation reserve – hedging transactions against exchange rate risk – foreign currency bank loans	101 385	128 251
TOTAL REVALUATION RESERVE	(1 024 713)	218 251

As at 31 December 2004 the revaluation reserve amounted to PLN 218 251 thousand. During the course of 2005 the amount recognised in equity due to effective concluded hedging transactions amounted to PLN (1 471 625) thousand (a change in the fair value of cash flow hedging instruments in the effective part), while the amount transferred from equity to the income statement (a negative adjustment of revenues from sales for 2005) was at the level of PLN 228 661 thousand.

Result on cash flow hedging instruments

	31 December 2005 [in '000 PLN]	31 December 2004 [in '000 PLN]
Accumulated result in equity achieved on cash flow hedging financial instruments, as at the beginning of the period	218 251	(364 353)
Amount recognised in equity in the financial period due to effective hedging transactions	(1 471 625)	(323 015)
Amount transferred from equity to the income statement in the financial period	228 661	905 619
Gains and losses accumulated in equity on cash flow hedges at the end of the period	(1 024 713)	218 251

Additional Explanatory Notes
Note Nr 2

OFF - BALANCE SHEET LIABILITIES AND DEBTORS AS AT 31 DECEMBER 2005

Item	Type of liability	in '000 PLN Total amount
1	2	3
1.	CONTINGENT DEBTORS due to:	65 722
1.1	received guarantees	
-	of which from related entities	
1.2	disputed State budget issues	64 845
1.3	other items	877
-	of which from related entities	
2.	CONTINGENT LIABILITIES due to:	38 040
2.1	granted guarantees	36 968
-	of which from related entities	36 968
2.2	contingent penalties	1 072
3.	OTHER OFF - BALANCE SHEET LIABILITIES due to:	458 734
3.1	liabilities due to perpetual usufruct of State Treasury land	376 425
3.3	liabilities due to rationalisation and R&D work and other unrealised agreements	79 721
-	of which toward related entities	11 337
3.4	disputed issues, pending court proceedings	2 588

Note to item 1.2 Legal regulations related to VAT and corporate income tax have been radically changed as compared to laws established prior to the economic and political transformation of Poland. The brief period of time in which the new tax system has been applied, and the lack of a continuous line of decisions in this regard, has resulted in a lack of harmony in existing laws. The appearance of divergent opinions with respect to the legal interpretation of tax laws, both within State bodies as well as between State and corporate bodies, has caused areas of ambiguity and conflict to arise. The settlement of taxation as well as other areas subject to regulation may be subject to audits by tax authorities, whose regulation of the system of taxation grants them the right to impose additional liabilities, interest and penalties.

The existance of these phenomena mean that tax risk in Poland is far greater than that in countries which enjoy a more unified and harmonious system of taxation. Tax bodies, operating within their assigned spheres of competance, are authorised to conduct audits and to examine records relating to commercial transactions accounted for in financial accounts within a period of 5 years from the end of the fiscal year for which a tax return was made and a financial result was calculated. This means in turn that, given the lack of consistent interpretation, tax bodies may charge the Company with additional taxation as well as interest and penalties. In the opinion of the Management Board, and taking the above into consideration, there are no existing circumstances which would indicate the possibility of the arising of significant tax liabilities, beyond those disclosed in the financial statements.

Important tax controls

In 2005, from 30 June 2005 – 11 July 2005 employees of the Lower Silesian Tax Office in Wrocław performed a summary tax audit as respects the settlement of input VAT due to the purcahse of fixed assets for the period 1 March – 30 April 2005. This audit concluded with the making of a record.

Additional Explanatory Notes
Note Nr 3

INFORMATION ON LIABILITIES TO STATE OR MUNICIPAL AUTHORITIES AS AT 31 DECEMBER 2005

At the end of 2005 the Company had no liabilities to State or municipal authorities due to gaining ownership rights to buildings and structures

Additional Explanatory Notes
Note Nr 4

INFORMATION ON REVENUES, COSTS AND RESULTS OF ABANDONED ACTIVITIES FOR THE PERIOD FROM 1 JANUARY 2005 TO 31 DECEMBER 2005

Item	Description	in '000 PLN		
		Revenues	Costs	Result on abandoned activities
0	1	2	3	4
I.	Operations abandoned during the financial period	18 682	23 777	(5 095)
1.	Transfer of the Water Management Facility to the subsidiary Energetyka Sp.z o.o.	18 682	23 777	(5 095)
II.	Activities foreseen as being abandoned in the following financial year			
III.	TOTAL (I+II)	18 682	23 777	(5 095)

Additional Explanatory Notes
Note Nr 5

COSTS OF MANUFACTURING OF PRODUCTS FOR INTERNAL USE OF THE COMPANY
FOR THE PERIOD FROM 1 JANUARY 2005 TO 31 DECEMBER 2005

Item	Description	in '000 PLN Amount
0	1	2
1.	Products transferred to fixed assets under construction, fixed assets for internal use of the Company	3 442
2.	Products transferred to inventories warehouse	40 883
3.	Development costs capitalised as intangible asssets	1 000
4.	Other	7 899
I.	TOTAL	53 224

Additional Explanatory Notes
Note Nr 6

INCURRED AND PLANNED CAPITAL EXPENDITURE
FOR THE PERIOD FROM 1 JANUARY 2005 TO 31 DECEMBER 2005

Item	Description	in '000 PLN	
		Incurred in 2005	Planned in the next 12 months
0	1	2	3
I	Tangible investments	650 794	931 642
a	of which: environmental protection	48 731	61 000
II	Equity investments	612 581	331 855

Additional Explanatory Notes
Note Nr 7.1

INFORMATION ON TRANSACTIONS OF KGHM POLSKA MIEDŹ S.A. WITH RELATED ENTITIES RELATING TO TRANSFER OF RIGHTS AND OBLIGATIONS

Item	Entity with which the transaction was concluded	in '000 PLN			
		Transaction			
		Value of sales and other transactions	Subject	Value of purchase and other transactions	Subject
1.	Interferie S.A.			3 249	purchase of airline tickets
2.	Energetyka spółka z o.o.	47 676	sale of energy and throat gas	172 907	supply of heat, power and water
3.	PeBeKa S.A.	13 657	rental services, material sales	220 199	mining work
4.	MCZ S.A.			11 630	medical services
5.	CBJ spółka z o.o.			30 980	quality testing services
6.	Zagłębie Lubin SSA			8 020	sponsoring agreement
7.	KGHM Polish Copper Ltd	998 783	copper and silver products sales through intermediary services	78 197	copper concentrate
8.	KGHM Kupferhandelsges m.b.H.	313 048	copper products sales through intermediary services		
9.	KGHM Metraco spółka z o.o.	197 089	exclusive rights to perform intermediary services in the sale of acid, copper and rock salt	507 324	copper scrap, chemical materials, black liquor, other
10.	Telefonia Dialog S.A.	520 814	redemption of bonds, interest bonds, other	2 752	telecommunications services,
11.	KGHM Metale DSI S.A.	30 916	granting of loans, purchase of materials and goods for resale	52 054	acquisition of shares of PHP Mercus Sp. z o.o.. shares of PeBeKa S.A., acquisition of debtors
12.	PHP "Mercus" sp. z o.o.			485 631	supply
13.	Pol-Miedź Trans spółka z o.o.	2 477	sale of power, water and other	268 101	transport services, oil product sales
14.	KGHM Cuprum sp. z o.o. - CBR			21 928	investments, measuring devices, maps, analyses

The above information includes typical business transactions as well as unusual transactions
*Additionally, KGHM Polska Miedź S.A. has indirect interests in subsidiaries and associates of the lower level in the Group. The full scope of relations will be presented in the consolidated financial statement.

Additional Explanatory Notes
Note Nr 7.2

DATA CONCERNING ENTITIES HAVING A CAPITAL RELATIONSHIP WITH THE ISSUER
AS AT 31 DECEMBER 2005

Item	Name of entity						in '000 PLN
		Degree of management control %	Debtors	Liabilities	Operating and financial costs	Operating and financial revenues	Investment
1	2	3	4	5	6	7	8
1.	KGHM Cuprum Sp. z o.o. CBR	100.00	5	7 996	22 039	114	
2.	KGHM Polish Copper Ltd.	100.00	26 429	49 460	170 643	998 783	
3.	Miedziowe Centrum Zdrowia S.A.	100.00	89	1 178	14 117	393	
4.	KGHM Metale DSI S.A.	100.00	208	26 904	1 363	2 461	
5.	Energetyka Sp. z o.o.	100.00	9 055	21 846	173 685	47 618	9 000
6.	Centrum Badań Jakości Sp. z o.o.	100.00	106	2 986	31 127	1 042	
7.	KGHM Kupferhandelsges mbH.	100.00	29 272			316 777	
8.	Pol-Miedź Trans Sp. z o.o.	100.00	859	11 738	268 244	2 477	
9.	Telefonia Dialog S.A.	100.00	39	249	2 764	41 014	200 000
10.	KGHM Congo sprl	99.98	23 535		1 952	124	3 197
11.	PeBeKa S.A.	100.00	1 600	35 280	215 542	13 740	
12.	KGHM Metraco Sp. z o.o.	98.96	18 644	165	507 572	197 077	
13.	Polkomtel S.A.	19.61	22	277	1 624	118	
14.	Zagłębie Lubin Sportowa Spółka Akcyjna	41.00 directly owned + 38.51 indirectly owned	7		8 058	128	
15.	Minova-Ksante Sp. z o.o.	30.00	33	552	6 074	283	
16.	PHP Mecus Sp. z o.o.	100.00	152	48 679	485 703	75	
17.	Interferie Sp. z o.o.	3.14 directly owned + 96.86 indirectly owned		39	3 251	2	
	Total*	X	110 055	207 349	1 913 758	1 622 226	212 197

*Additionally, KGHM Polska Miedź S.A. has indirect interests in subsidiaries and associates of the lower level in the Group. The full scope of relations will be presented in the consolidated financial statement.

Additional Explanatory Notes
Note Nr 8

INFORMATION ON JOINT VENTURES EXCLUDED FROM CONSOLIDATION BY EITHER THE FULL METHOD OR THE EQUITY METHOD IN 2005

In 2005 the Company did not have joint ventures with other entities

Additional Explanatory Notes
Note Nr 9

AVERAGE EMPLOYMENT IN 2005

Item	Description	Average employment
0	1	2
1.	Employees:	17 599
a.	white-collar workers	4 211
b.	blue-collar workers	13 388
2.	Trainees	1
3.	Persons on maternity leave or unpaid leave	12
I	EMPLOYMENT IN TOTAL	17 612

Additional Explanatory Notes
Note Nr 10

INFORMATION ON THE TOTAL AMOUNT OF REMUNERATION, BONUSES OR OTHER BENEFITS PAID OR DUE, SEPARATELY FOR EACH MEMBER OF THE MANAGEMENT OR SUPERVISORY PERSONNEL OF THE ISSUER, IRREGARDLESS OF WHETHER THEY HAVE BEEN ACCOUNTED FOR IN COSTS OR WERE THE RESULT OF PROFIT DISTRIBUTION, AND IN THE CASE WHERE THE ISSUER IS THE PARENT ENTITY OR A SIGNIFICANT INVESTOR – SEPARATE INFORMATION ON THE VALUE OF REMUNERATION AND BONUSES RECEIVED DUE TO FULFILLING MANAGEMENT AND SUPERVISORY FUNCTIONS IN THE BODIES OF SUBSIDIARIES, JOINTLY CONTROLLED AND ASSOCIATED ENTITIES

Management Board	Period function fulfilled in 2005				in '000 PLN
		Remuneration paid or due for serving on Management Board	Benefits, income from other contracts	Income received in subsidiaries and associates	Total income in 2005
1	2	3	4	5	6
Marek Szczerbiak	1.01-31.12	618	45	86	749
Jarosław Andrzej Szczepek	1.01-31.12	570	80	327	977
Andrzej Krug	1.01-31.12	559	43	292	894
Robert Nowak	1.01-31.12	475	48	31	554
Wiktor Błądek	1.01-31.12	661	78	113	852
Sławomir Pakulski	23.06-31.12	235	14	3	252

Explanation: col. 3 "Remuneration paid or due for serving on Management Board" includes base wages, premium for the year 2005, col.4 "Benefits, income from other contracts" includes wages received from R&D-related contracts, insurance, subsidies for housing rental expenses, contributions to the Employee Retirement Fund (PPE);
*does not include payments made after appointment as a member of the management board and related to the period prior to appointment

REMUNERATION PAID IN 2005 TO MEMBERS OF THE MANAGEMENT BOARD AFTER FULFILLMENT OF THEIR FUNCTIONS IN PRIOR YEARS

Management Board	Period function fulfilled ending date				in '000 PLN
		Annual premium, miners' bonus, contractual bonus equivalent payment, holidays equivalent payment	Remuneration due to anti-competition contract	Retirement rights	Total income in 2005
1	2	3	4	5	6
Mirosław Biliński	11.12.2001	16	8		24
Ryszard Jaśkowski	11.12.2001	24	8		32
Marian Krzemiński	11.12.2001	41			41
Grzegorz Kubacki	29.03.2004	14			14
Ireneusz Reszczyński	11.12.2001	16	8		24
Stanisław Speczik	29.03.2004	43	93		136
Andrzej Kowalczyk	16.11.2004	77			77
Tadeusz Szeląg	29.03.2004	14	90	150	254

Supervisory Board	Period function fulfilled in 2005				in '000 PLN
		Remuneration for time served on Supervisory Board	Income from other contracts	Income received in subsidiaries and associates	Total income in 2005
1	2	3	4	5	6
Janusz Maciejewicz	1.01-15.06	36			36
Jerzy Markowski	1.01-15.06	32		43	75
Jan Rymarczyk	1.01-31.12	61		24	85
Józef Czyczerski	1.01-31.12	61	84		145
Leszek Hajdacki	1.01-31.12	61	120	34	215
Tadeusz Janusz	1.01-31.12	64			64
Ryszard Kurek	1.01-31.12	61	135	34	230
Elżbieta Niebisz	1.01-31.12	69			69
Marek Wierzbowski	1.01-31.12	61			61
Maciej Kruk	15.06-31.12	33			33
Krzysztof Szamałek	15.06-31.12	33			33

Explanation: col.4 "Income from other contracts" also includes wages for the work of employee-elected members of the Supervisory Board.

Additional Explanatory Notes
Note Nr 11

INFORMATION ON THE AMOUNT OF UNPAID ADVANCES, BANK AND OTHER LOANS, GUARANTEES, SECURITIES OR OTHER AGREEMENTS CREATING OBLIGATIONS TO BENEFITS TOWARDS THE ISSUER, A SUBSIDIARY, JOINTLY CONTROLLED ENTITY OR ASSOCIATE THEREOF

During the financial period the Company did not grant advances, bank or other loans, or guarantees to management and supervisory personnel. There remain no unpaid advances or bank or other loans in the accounts from prior years.

Additional Explanatory Notes
Note Nr 12

SIGNIFICANT EVENTS OF PRIOR YEARS ACCOUNTED FOR WITHIN THE FINANCIAL STATEMENTS FOR 2005

Item	Description of events	in '000 PLN
		Effect on financial result (+, -)
0	1	2
1.	Adjustment of property tax together with interest for 1997, 2000 - 2004	4 583
2.	Refund of insurance premiums from TUW for 2004	5 887
3.	Adjustment of VAT together with interest for 2002 - 2004	(29)
4.	Received interest on VAT overpayment for 2000	20 848
5.	Payment of wages and interest for 2004	(20 478)
6.	Adjustment of income tax and interest paid for 2002 - 2004	(13 710)
7.	Return of overpayment of income tax and interest received for 1999	839
8.	Other adjustments regarding prior years	1 494
9.	TOTAL	(566)

Additional Explanatory Notes
Note Nr 13

INFORMATION ON SIGNIFICANT EVENTS WHICH OCCURRED
AFTER THE BALANCE SHEET DATE

Information on execution an Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A.

On March 10, 2006, KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. as the purchasers, and TDC Mobile International A/S as the seller, executed an "Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." (the "Agreement"). The signing of the Agreement was preceded by signing the "Shareholders Agreement on the Purchase of Shares in Polkomtel S.A. from TDC Mobile International A/S and Taking Joint Actions Aimed at Disposing of All Shares Held in Polkomtel S.A." between KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A., as shareholders in Polkomtel S.A.

As a result of a so-called Change of Ownership in relation to TDC Mobile International A/S, the other shareholders of Polkomtel S.A. (including Vodafone Americas Inc.) have obtained, in accordance with §12.14 of the Statute of Polkomtel S.A., the right to acquire a total of 4,019,780 shares held by TDC Mobile International A/S in Polkomtel S.A., in a proportion equal to the percentage of the shares held by each shareholder in Polkomtel S.A., other than the shares held by TDC Mobile International A/S. The purchase offer was delivered by TDC Mobile International A/S to the remaining shareholders on February 8, 2006. The Agreement has been executed in result of the execution of the acquisition right of KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. with respect to the shares referred to in the offer by TDC Mobile International A/S. There is a dispute between Vodafone Americas Inc. and TDC Mobile International A/S connected with this offer and in connection with such dispute the injunction of February 24, 2006 as described below has been instituted.

Pursuant to the Agreement, KGHM Polska Miedź S.A. may acquire 980,486 shares in Polkomtel S.A., representing approximately 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share (the equivalent of PLN 832.72 pursuant to fixing rates list No 50/A/NBP/2006 of March 10, 2006), and an aggregate purchase price not exceeding EUR 209,863,223.44 (the equivalent of PLN 816,472,870.79). Upon KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. acquiring the shares pursuant to the Agreement, together with already-held shares, the said entities will hold in aggregate more than 75% of the total number of shares of Polkomtel S.A.

The parties agreed to vote at any General Meeting of the Polkomtel S.A. in favor of dividends distributed to the shareholders as allowed under the applicable laws from the retained net profits for years preceding 2005, 100% net profit of Polkomtel S.A. generated for years 2005 and 2006 and at least 50% of the net profit generated for any subsequent financial year. The amount of dividend paid out to the seller reduced by the interest on the maximum purchase price may result in the reduction of effective purchase price of shares.
The Agreement has been executed subject to the following condition precedent: the expiry or cancellation with respect to the shares covered by the Agreement of the injunction instituted by the District Court in Warsaw on February 24, 2006 or absence of any other injunction instituted by any other judiciary authority (or any other measure of a similar nature) prohibiting a transfer of shares in Polkomtel S.A. covered by the Agreement by TDC Mobile International A/S.

Pursuant to the Agreement, KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. as the purchasers have the right not to purchase the shares of Polkomtel S.A. if by March 10, 2009 (or such other date as the parties may agree) the abovementioned condition precedent is not fulfilled, or until that date other circumstances exist related to the disputes between Vodafone Americas Inc. and TDC Mobile International A/S that may constitute an obstacle for the purchase from TDC Mobile International A/S of the shares covered by the Agreement, as a result of which the Agreement shall terminate as of that date.

By executing the "Shareholders Agreement on the Purchase of Shares in Polkomtel S.A. from TDC Mobile International A/S and Taking Joint Actions Aimed at Disposal of All Shares Held in Polkomtel S.A.", KGHM

Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. terminated the "Shareholders Agreement on Cooperation in Restructuring the Engagement of Polish Shareholders in Polkomtel S.A." of July 2005, as amended.

Additional Explanatory Notes
Note Nr 14

INFORMATION ON THE RELATIONSHIP BETWEEN THE COMPANY AND ITS LEGAL ANTECEDENT, AND ON THE METHOD AND SCOPE OF TRANSFER OF ASSETS AND LIABILITIES

The legal antecedent of the Company was a State-owned enterprise - Kombinat Górniczo-Hutniczy Miedzi in Lubin - transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

Additional Explanatory Notes
Note Nr 15

INFORMATION ON CORRECTIONS TO INFLATION LEVEL.

The financial statements and comparative financial data are not subject to correction due to inflation.

Additional Explanatory Notes
Note Nr 16

CHANGES TO DATA PRESENTED IN THE FINANCIAL STATEMENTS AND IN COMPARABLE DATA, VERSUS THOSE OF PREVIOUSLY- PREPARED AND PUBLISHED FINANCIAL STATEMENTS

There are some differences between the presented financial statements with respect to the comparative financial data versus those previously published in the financial statements for 2004, arising from the adjustment of comparative periods to the methodology of presentation introduced in 2005.

Income Statement item	Value prior to change in methodology for the period from 1 Jan 2004 to 31 Dec 2004	Change in presentation			Value after change in methodology for the period from 1 Jan 2004 to 31 Dec 2004
		settlement of the effective result, related to currency hedging transactions	realised result on hedging credit exchange rate differences	profit from the investment in AIG Emerging Europe	
Revenues from sale of products	6 057 340	165 272	18 690		6 241 302
Dividend and share in profits	3 487			(3 237)	250
Profit from the disposal of investments	206 938	(165 272)			41 666
Other financial income-profit from other financial investments	24 905			3 237	28 142
Other financial costs	159 053		18 690		177 743

These financial statements for the year ended 31 December 2005 presents the financial result of the Company in the amount of PLN 2 289 356 thousand. The SAQIV periodic report containing financial data for the fourth quarter of 2005 presented the financial result for 2005 in the amount of PLN 2 369 255 thousand.
This difference is mainly due to accounting for anticipated financial effects in property tax, which were presented in the financial result for 2005.

On 10 February 2006 the Company received written information related to hearings by the Supreme Administrative Court. This issue arises from a cassation appeal by the "Polkowice-Sieroszowice" Mining Division in Kaźmierzów of KGHM Polska Miedź S.A. of a decision by the Regional Administrative Court in Wrocław dated 9 November 2004, regarding determination of the amount of liabilities due to the property tax for 2003 - the amount being disputed is PLN 2 108 thousand (amount paid).

The Supreme Administrative Court denied the cassation appeal of KGHM in this matter. Pursuant to the provisions of the law dated 30 August 2002, Law on proceedings before administrative courts (Journal of Laws nr 153, item 1270 with subsequent amendments) the Supreme Administrative Court is currently required to prepare written justifications of its issued ruling, which will serve as the basis for any eventual decision taken by the Company as regards continuation of this dispute.

Additional Explanatory Notes
Note Nr 17

CHANGES OF ACCOUNTING POLICIES IN RELATION TO PRIOR FINANCIAL PERIOD

During the current period there were no changes made in accounting principles. In relation to the previous financial year changes in presentation have been carried out to the extent described in additional explanatory note nr 16.

Additional explanatory notes
Note nr 18

CORRECTIONS TO FUNDAMENTAL ERRORS, THEIR REASON, DESCRIPTION AND IMPACT ON THE MATERIAL AND FINANCIAL SITUATION AND ON THE FINANCIAL RESULT

There were no fundamental errors in the current period.

Additional Explanatory Notes
Note Nr 19

GOING CONCERN CONSIDERATION

The statements of the Company have been prepared under the going concern consideration.
There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.

Additional Explanatory Notes
Note Nr 20

MERGER OF COMPANIES

There were no mergers of KGHM Polska Miedź S.A. with other entities in the current financial period. This financial statements does not contain data on merged entities.

Additional Explanatory Notes
Note Nr 21

OTHER ADDITIONAL EXPLANATORY INFORMATION

Co-Financing of investment project

On 26 January 2006 an agreement was signed between the Minister of Economics and KGHM Polska Miedź S.A. on the co-financing of an investment project titled "Start-up of the ecologically-friendly flash furnace technology in Głogów" realized as part of the Sector Operating Program for the Increase of Company Competitiveness, 2004-2006. The co-financing amounts to PLN 31 936 thousand.

Information on commitment by KGHM Polska Miedź S.A. in the company DIALOG S.A.

In November 2005, the Management Board of KGHM Polska Miedź S.A. resolved to reduce the debt of the company DIALOG S.A. On 5 December 2005 an agreement was signed between KGHM Polska Miedź S.A. and DIALOG S.A. regarding the early redemption of the bonds of DIALOG S.A., in the total amount of PLN 679 800 thousand, acquired by KGHM Polska Miedź S.A. in July 2003. In acordance with this agreement KGHM Polska Miedź S.A. acquired in 2005 shares in the increased share capital of Telefonia Dialog S.A. in the amount of PLN 479 800 thousand, while the funds arising from this increase in share capital were to be used for the redemption of bonds. In acordance with the agreement 5 December 2005 the remaining part of the restructured liabilities due to bonds in the amount of PLN 200 000 will be redeemed by DIALOG S.A. from KGHM Polska Miedź S.A. Planned date of redemption – end of first quarter 2006.

The strategy of KGHM Polska Miedź S.A. anticipates a reduction of commitment by KGHM Polska Miedź S.A. in this company. Based on this strategy, in 2005 the Management Board of KGHM Polska Miedź S.A., with the support of a financial adviser, initiated the process of seeking a strategic investor for DIALOG S.A., which is being continued in 2006. Based on the Statutes of the Company, a condition which must be met in order to sell shares in subsidiaries is to gain the approval of the Supervisory Board of KGHM Polska Miedź S.A. As at the date of signing of this report such approval as respects the shares of DIALOG S.A. had not been granted. In light of the uncertainty surounding this process, KGHM Polska Miedź S.A., in its Budget for 2006 as approved by the Supervisory Board, assumed neither income nor expenditures related to any eventual sale of the assets of DIALOG S.A. Consequently the shares of DIALOG S.A. were classified as „long-term investments" and in accordance with the accounting policy of the Company were accounted for using the equity method.

Additional information necessary to enable holders of listed securities resident in the United Kingdom to obtain any relief from United Kingdom taxation to which they are entitled in respect of their holding of such securities

Holders of securities issued by KGHM Polska Miedź S.A. resident in the United Kingdom should discuss with professional advisors if they can obtain any relief from United Kingdom taxation in respect of holding such securities

SIGNATURES OF ALL MEMBERS OF THE MANAGEMENT BOARD			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
16 March 2006	*Krzysztof Skóra*	President of the Management Board	
16 March 2006	*Maksymilian Bylicki*	First Vice President of the Management Board	
16 March 2006	*Mirosław Biliński*	Vice President of the Management Board	
16 March 2006	*Wiktor Błądek*	Vice President of the Management Board	
16 March 2006	*Marek Fusiński*	Vice President of the Management Board	
16 March 2006	*Ireneusz Reszczyński*	Vice President of the Management Board	

SIGNATURE OF PERSON RESPONSIBLE FOR COMPANY ACCOUNTING			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
16 March 2006	*Jacek Sieniawski*	Chief Accountant	

KGHM POLSKA MIEDŹ S.A.

REPORT ON THE COMPANY'S ACTIVITIES IN 2005

Lubin, March 2006

KGHM POLSKA MIEDŹ S.A. IN THE YEARS 1997-2005

		1997	1998	1999	2000	2001	2002	2003	2004	2005	Change (2004=100%)
Income statement											
Revenues from sales	000 PLN	4 089 469	3 641 672	4 113 297	4 982 763	4 240 797	4 480 185	4 740 424	6 341 994	8 000 085	126.1
Profit on sales	000 PLN	904 959	240 384	347 500	941 142	193 864	143 940	431 369	1 629 107	2 706 766	166.2
EBITDA*	000 PLN	1 203 165	562 402	540 246	1 238 588	259 526	425 199	653 246	1 827 006	2 800 002	153.3
Profit before taxation	000 PLN	914 023	310 048	(57 628)	795 090	(242 991)	310 080	522 766	1 445 903	2 634 563	182.2
Net profit	000 PLN	501 800	178 750	(169 899)	617 967	(281 503)	254 546	529 587	1 397 169	2 289 356	163.9
Balance sheet											
Total assets	000 PLN	4 936 662	4 974 870	4 883 709	5 756 870	7 739 361	8 155 072	8 212 967	8 948 436	10 977 254	122.7
Provisions	000 PLN	216 453	206 181	712 902	772 912	1 250 685	1 354 599	1 366 117	1 460 034	1 666 358	114.1
Total liabilities and provisions for liabilities	000 PLN	629 369	568 717	473 902	607 509	2 819 758	2 645 247	3 219 824	3 611 632	4 763 176	131.9
Financial ratios											
Earnings per share (EPS)	PLN	2.51	0.89	(0.85)	3.09	(1.41)	1.27	2.65	6.99	11.45	163.8
Dividend per share (DPS) **	PLN	0.25	0.1	-	1.00	-	-	-	2.00	x	x
Price per share / Earnings per share (P/E)	x	5.2	14.00	(30.6)	8.3	(9.2)	10.6	9.9	4.5	5.5	122.2
Current liquidity	x	2.20	2.31	2.65	2.27	1.03	1.19	1.18	1.23	1.39	113.0
Quick liquidity	x	1.00	0.93	0.99	0.90	0.68	0.60	0.75	0.77	0.99	128.6
Debt ratio	%	14.2	13.5	14.3	15.9	37.0	34.2	41.0	24.0	28.2	117.5
Durability of financing structure	%	86.1	87.1	85.7	84.1	63.0	79.0	75.2	75.0	70.6	94.1
Return on assets (ROA)	%	10.2	3.6	(3.5)	10.7	(3.6)	3.1	6.5	15.6	20.9	134.0
Return on equity (ROE)	%	12.5	4.4	(4.9)	15.2	(7.8)	6.4	15.2	26.2	36.8	140.5
Production results											
Electrolytic copper production	t	440 644	446 837	470 494	486 002	498 451	508 674	529 616	550 066	560 255	101.9
Metallic silver production	t	1 029	1 098	1 093	1 119	1 163	1 192	1 358	1 344	1 244	92.6
Macroeconomic data											
Copper prices on LME	USD/t	2 276	1 653	1 574	1 814	1 578	1 558	1 780	2 868	3 684	128.5
Silver prices on LBM	USD/kg	157	178	168	159	141	148	157	214	235	109.8
Exchange rate	PLN/USD	3.28	3.49	3.96	4.35	4.1	4.08	3.89	3.65	3.23	88.5
Other data											
Market value of shares at end of period	PLN/share	13.50	12.50	26.20	25.80	13.00	13.50	26.20	31.30	62.50	×2.0
Tangible investments	000 PLN	648 575	487 498	378 957	584 136	429 160	359 952	423 840	616 441	650 794	105.6
Equity investments	000 PLN	465 866	189 522	228 664	468 326	271 369	105 364	146 340	707 248	612 581	86.6
Electrolytic copper production cost	PLN/t	5 527	5 556	5 836	6 156	6 328	6 305	6 237	6 660	7 723	116.0
Electrolytic copper production cost	USD/t	1 685	1 590	1 472	1 417	1 544	1 545	1 603	1 825	2 388	130.8

* *operating profit + depreciation*

** *dividend for financial year*

TABLE OF CONTENTS

In this report, financial data for 2004 were restated to comparable data as described in point 7 of the Introduction to the annual financial statements, while a description of differences in respect of previously-published statements may be found in additional explanatory note nr 16 in the financial statements. Data for the year 2003 are presented in accordance with the SA-R 2004 report.

1. COMPANY DESCRIPTION

1.1. COMPANY ORGANISATION

In 2005, as a result of the liquidation on 30 June 2005 of the Water Management Division of KGHM Polska Miedź S.A. in Lubin, the number of Company Divisions decreased to 10.

The liquidation of the Water Management Division completed the process of restructuring water-sewage management, based on the transferal of an organised part of KGHM Polska Miedź S.A. to the entity „Energetyka" sp. z o.o. in Lubin, in which KGHM Polska Miedź S.A. owns 100% of the shares.

As at 31 December 2005 the multi-divisional structure of the Company, functioning under the name KGHM Polska Miedź S.A., comprised a Head Office and 10 Divisions. The organisational structure of KGHM Polska Miedź S.A. is presented in the diagram below:

Diagram 1. Organisational structure of the Company as at 31 December 2005.


KGHM Polska Miedź S.A.
MINING DIVISION "LUBIN"
MINING DIVISION "POLKOWICE - SIEROSZOWICE"
MINING DIVISION "RUDNA"
ORE ENRICHMENT PLANTS
HYDROTECHNICAL PLANT
COPPER SMELTER "GŁOGÓW"
COPPER SMELTER "LEGNICA"
WIRE ROD PLANT "CEDYNIA"
HEAD OFFICE
MINE-SMELTER EMERGENCY RESCUE UNIT
CENTRAL DATA PROCESSING CENTER

The Supervisory Board of the Company

During the period from 1 January 2005 to 15 June 2005 the Supervisory Board was composed of the following persons:

- Janusz Maciejewicz — Chairman
- Jerzy Markowski — Deputy Chairman
- Jan Rymarczyk — Secretary
- Tadeusz Janusz
- Elżbieta Niebisz
- Marek Wierzbowski

together with the following employee representatives

- Józef Czyczerski
- Leszek Hajdacki
- Ryszard Kurek

As a result of the conclusion of the V term of the Supervisory Board, the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. on 15 June 2005 appointed the following persons to the VI term Supervisory Board:

- Tadeusz Janusz
- Maciej Kruk
- Elżbieta Niebisz
- Jan Rymarczyk
- Krzysztof Szamałek
- Marek Wierzbowski

together with the following employee representatives

- Józef Czyczerski
- Leszek Hajdacki
- Ryszard Kurek

At its meeting on 23 June 2005 the Supervisory Board selected the following persons to serve as follows: Chairman of the Board – Elżbieta Niebisz, Deputy Chairman of the Board – Tadeusz Janusz, and as Secretary – Jan Rymarczyk.

The Members of the Supervisory Board, pursuant to Company Statutes, are appointed and recalled by the General Shareholders Meeting.

The Management Board of the Company

During the period from 1 January 2005 to 23 June 2005 the Management Board of KGHM Polska Miedź S.A. was comprised of the following persons:

- Wiktor Błądek President of the Management Board
- Jarosław Andrzej Szczepek I Vice President of the Management Board, Vice President of the Management Board for Finance-Economics
- Andrzej Krug Vice President of the Management Board for Employee Affairs
- Robert Nowak Vice President of the Management Board for Trade, Marketing and Hedging
- Marek Szczerbiak Vice President of the Management Board for Production

On 23 June 2005 the Supervisory Board of KGHM Polska Miedź S.A. recalled Wiktor Błądek as President of the Management Board and appointed him as a Vice President of the Management Board, and simultaneously appointed Marek Szczerbiak as President of the Management Board, while Sławomir Pakulski was appointed as a Vice President of the Management Board of KGHM Polska Miedź S.A. Following these changes the Management Board was comprised of the following persons:

- Marek Szczerbiak President of the Management Board
- Jarosław Andrzej Szczepek I Vice President of the Management Board, Vice President of the Management Board for Finance-Economics
- Wiktor Błądek Vice President of the Management Board for Mining
- Andrzej Krug Vice President of the Management Board for Employee Affairs
- Robert Nowak Vice President of the Management Board for Trade, Marketing and Hedging
- Sławomir Pakulski Vice President of the Management Board for Smelting

On 19 December 2005 the Supervisory Board resolved to suspend from performance of the duties of Vice President Wiktor Błądek and Andrzej Krug for a period not longer than three months.

Pursuant to the Statutes of KGHM Polska Miedź S.A. the Members of the Management Board are appointed and recalled by the Supervisory Board.

The authority of the Management Board to pass decisions on the issuance or redemption of shares is statutorily limited. Any increase in share capital or issuance of shares requires the approval of the General Shareholders Meeting. The same holds true for the issuance of bonds. The Management Board of the Company does not have the authority to increase the share capital or issue the shares of the Company under conditions specified in art. 444-446 of the Corporate Partnerships and Companies Code.

The contracts which are signed with Members of the Management Board (for specified periods of time) state that, in case of the withdrawal (resignation) of a Member of the Management Board and the termination of their contract prior to the time stipulated in the contract, the Company is due compensation for a period equal to the time remaining to complete the contract, in the amount of 1/12 of the wages for the previous year prior to termination of the conract, for each month, though in any case no longer than in an amount equalling 9 monthly wages for the previous year prior to termination of the contract. Should a Member of the Management Board be recalled and his contract terminated prior to the contractually-specified time, the Member of the Management Board shall receive, in accordance with art. 471 of the Civil Code, compensation due to the loss of an existing source of income and to the premature termination of a contract in an amount equalling the 9 consecutive calendar months prior to termination of the contract.

In addition, employment contracts foresee compensation for Members of the Management Board due to the provision forbidding any activities which would be competitive towards KGHM, for a year's time from the date of termination of the employment contract, in an amount of 25% of the wages received by the Management Board Member under conditions prior to termination of the employment contract, payable in monthly instalments at the end of each month.

1.2. BASIC OPERATIONS

Production results

The main objectives set by the Management Board with regard to production for the year 2005 were to optimise:

- exploitation of Company production capacity,
- production costs in all phases of the production process, and
- copper content in ore and concentrate.

The objectives set for the Company required fulfilment of the following tasks:

- improving the ore selection system,
- increasing work on drifts to prepare for the opening of new mining areas,
- realisation of tasks aimed at minimising the environmental impact of the Company,
- coordinating the purchase and distribution of scrap,
- maintaining the high quality of sulphuric acid production,
- realising the plan to continuously increase wire rod quality and optimise its production volume.

- coordinating divisional activities aimed at optimising inventory of copper-bearing materials,
- maintaining the high level of copper and silver recovery,
- maintaining the high quality of refined electrolytic copper production along with an increase in electrorefining production capacity, and
- beginning the processing of previously unused types of copper-bearing materials in the form of secondary materials and concentrates.

On 19 September 2004 a fire occurred at the Solinox desulphurisation installation at the HM Legnica smelter. Clean-up and repair work continued until 28 February 2005. During this time there was normal functioning of a part of the pyrometallurgical installation and of the smelter's electrorefining operations, utilising batch materials accumulated for use during maintenance and supplied by the HM Głogów smelter.

The partial re-start of smelter production without the Solinox installation, being basic equipment for protection of the air, required the obtaining of a change in the decision relating to permissable emissions to the atmosphere by the HM Legnica smelter. Such a decision was granted by the Voivode of Lower Silesia on 4 November 2004. This decision was granted for the period of repairs of the installation, and was in effect until 15 March 2005.

During the performance of preparatory mining work on the Głogów Głęboki Przemysłowy deposit in KGHM Polska Miedź S.A. in 2005, 66 259 tonnes of ore were extracted (wet weight), including 1 072 tonnes of Cu in ore.

Work was completed on feasability studies related to construction of the new SW-4 shaft, together with infrastructure enabling exhaustion of the resources in the licensed areas of the ZG Polkowice-Sieroszowice mine below the level of 1000 m. In 2005 preliminary work was completed on the construction site and on the execution of a surface freezing plate for the drilling of frozen bore holes which are necessary for the drilling of this shaft.

The production results of KGHM Polska Miedź S.A. are presented in the tables below:

Table 1. Production results achieved in mining

	Unit	2003	2004	2005	Change (2004 =100%)
Copper ore (dry weight)*	'000 t	28 515	30 307	**30 434**	100.4
of which mineral exploited from deposit**	'000 t	25 831	26 418	**25 662**	97.1
Copper content in ore	%	1.99	1.97	**1.89**	95.9
Copper concentrate (dry weight)	t	1 880 466	2 053 007	**1 975 538**	96.2
Copper content in concentrate	%	26.76	25.84	**25.89**	100.2

* *As defined by the Ruling of the Council of Ministers dated 6 April 2004 regarding the Polish Classification of Goods and Services (known as PKWiU).*

** *As defined by the Law on Mining and Geology dated 4 February 1994 with later changes and by executory provisions to the Law.*

As a result of this decrease in copper content in ore, there was a decrease in the production of copper in concentrate. This occurred despite an increase in recovery during the enrichment process and a decrease in losses in end waste. Simultaneously, despite this decrease in copper content in the charge, the content of copper in concentrate increased.

Table 2. Production results achieved in smelting

	Unit	2003	2004	2005	Change (2004 =100%)
Copper products:					
Electrolytic copper	t	529 616	550 066	**560 255**	101.9
Wire rod	t	215 213	231 223	**229 135**	99.1
Round billets	t	15 719	20 214	**14 030**	69.4
Granular copper	t	1 718	1 707	**1 713**	100.4
Other metals:					
Silver *	t	1 358	1 344	**1 244**	92.6
Metallic gold	kg	356	527	**713**	135.3
Crude lead	t	20 134	21 015	**21 050**	100.2
Other:					
Sulphuric acid	t	619 658	604 305	**621 570**	102.9
Copper sulphate	t	6 690	6 871	**6 769**	98.5
Nickel sulphate	t	2 070	2 161	2 027	93.8
Technical selenium	t	78	83	82	98.8

* Including 135 t of Dore silver in 2003.

The data presented in the table respecting smelter production in KGHM in the past year indicate a steady increase in electrolytic copper production. The scale of electrolytic copper production is the result of the steadily-increasing production capacity of the smelters.

Production of the remaining smelter products derives from the scale of electrolytic copper production and from the type of raw materials used, and also from the demands of the market. An exception to this is the production of lead, which is not directly related to copper production technology, while the level of its production is due to the ability of the Company to produce it. The decrease in silver production is due to the processing of imported materials having a relatively low content of this metal. Simultaneously, external copper resources, besides the processing of gold-bearing materials for other clients (90 kg of this metal), were a source of the increased amount of refined gold produced.

Main directions in production

With respect to the assumptions of the development plan of the Company as approved by the Management Board of KGHM Polska Miedź S.A., of fundamental importance for the creation of the value of the Company will be the actions of the Company undertaken with respect to mining-smelting. A primary goal in this regard is to ensure a resource base sufficient to enable an appropriately high level of production, for as long a period of time as possible, and simultaneously to undertake activities aimed at a continuous improvement in the effective utilisation of production potential. The following enterprises will serve to achieve these goals:

with respect to mining:

- completing construction on shafts: SG-1, SG-2 and R-XI together with infrastructure and continued construction of the SW-4 shaft,
- development of the underground part of the central ventilation system,
- improvement of the system for mining thin ore seams based on the room-and-pillar method, and the testing of systems based on mechanised processing techniques through the use of combines,
- modernisation of the machinery park to reduce maintanance costs and to adapt the machines to geological conditions,
- expansion of the application of technology for the mechanised loading of emulsive explosive materials,
- the building of rock waste storage facilities, both underground and on the surface, to optimise extraction,
- initiating implementation of a wireless underground communications system to improve labor organisation and as a rapid alarm system for the entire workforce in case of an emergency,
- optimizing the processing capacity of individual areas of the Ore Enrichment Plants for the processing of a greater flow of material from the mines,
- the implementation of effective methods of reducing copper content in post-floatation waste, especially in the case of the Polkowice Ore Enrichment Plant region, and
- completing work aimed at determining the propriety of carrying out changes to the existing system of dehydration and transport of concentrate from the Ore Enrichment Plants in the area of Rudna and Polkowice to the HM Głogów smelter.

with respect to smelting

- increasing the quality, and determining the optimum production volume, of electrolytic copper production,
- increasing to 95 thousand tonnes copper processed from imported materials, including 50 thousand tonnes from concentrates and 45 thousand tonnes from scrap and blister,
- increasing the scope of the processing of scrap having a complex and atypical chemical composition,
- maximum utilisation of the production capacity of installations for the processing of refined electrolytic copper – the continuous casting of billets at HM Legnica and the production of wire rod at HM Cedynia,
- the start-up at HM Cedynia of the production of a new assortment of wire rod, so-called deoxygenated wire rod, using UPCAST technology,
- full utilisation of the supply of silver, gold, platinum metals, nickel and selenium occurring in copper-bearing ores,
- increasing the production capacity and production of refined gold,
- increasing the production of sulphuric acid, and
- maintaining the production capacity of the lead production section under conditions of decreased batch materials quality,

Product sales structure

In 2005, as in the prior year, there was an increase in the volume of copper sales. 552 275 t of copper and copper products were sold, i.e. 1.8% (9 594 t) more than in 2004.

Silver sales fell in comparison to 2004 to 1 250 t and were lower by 8.5% (116 t). In addition, 15 tonnes of silver were bought and resold in the amount of PLN 10 707 thousand. This transaction was accounted for in the item sale of goods for resale.

Table 3. Sales volume for primary products

	Unit	2003	2004	2005	Change (2004=100%)
Copper and copper products	t	523 853	542 681	**552 275**	101.8
of which export*	t	350 616	362 487	**378 054**	104.3
Silver	t	1 327	1 366	**1 250**	91.5
of which export*	t	1 233	1 275	**1 162**	91.1
Gold	kg	352	476	**630**	132.4
of which export*	kg	76	199	**153**	76.9

** Together with deliveries to EU countries*

Table 4. Sales revenues for primary products* ('000 PLN)

	2003	2004**	2005	Change (2004=100%)
Total	**4 693 268**	**6 241 302**	**7 924 195**	**127.0**
of which export***	**3 264 472**	**4 388 596**	**5 505 351**	**125.4**
Copper and copper products	3 668 359	5 091 358	**6 749 792**	132.6
of which export***	2 431 929	3 460 019	**4 582 676**	132.4
Silver	832 920	902 543	**902 361**	100.0
of which export***	776 077	831 987	**836 224**	100.5
Gold	16 171	22 343	**30 360**	135.9
of which export***	3 777	8 929	**8 431**	94.4
Other products and services	175 818	225 058	**241 682**	107.4
of which export***	52 689	87 661	**78 020**	89.0

** Including impact of commodity hedging transactions*

*** The year 2004 was adjusted by gains from a currency sales transaction as respects the export of cathodes in the amount of +PLN 165 272 thousand*

**** Together with deliveries to EU countries*

In 2005 there was an increase in revenues from the sale of copper and copper products of 32.6% (PLN 1 658 434 thousand). This increase occurred due to higher than in 2004 average annual copper prices on global markets and to a higher volume of sales.

Revenues from the sale of silver remained at a similar level to 2004 and amounted to PLN 902 361 thousand. Despite the lower volume of silver sales, high average annual prices ensured that revenues from silver sales were maintained at the prior year's level.

Revenues from sales in 2005 reflect the negative result on settlement of commodity hedging instruments in the amount of PLN (425 289) thousand (in 2004 PLN (1 097 590) thousand) and profit from the realisation of currency hedging instruments of PLN 169 760 thousand (in 2004 PLN 165 272 thousand). Revenues from sales were also adjusted by settlement in the result of exchange gains related to the hedging of credit denominated in foreign currency, which were recognised in the sale of exported cathodes in the amount of PLN 26 867 thousand (in 2004 PLN 18 690 thousand).

Geographical product sales structure

The geographical structure of sales of copper and copper products did not significantly change in relation to the prior year – 31.5% of sales went to the domestic market, while 68.5% of the tonnage was exported. The largest foreign recipients, similarly as in 2004, were companies from Germany, France, the Czech Republic and China.

In 2005 sales were as follows:

- 311 955 tonnes of cathode, of which 25 064 tonnes went to the domestic market, with 286 891 tonnes being exported, including deliveries to EU countries. Copper cathodes represented 47.5% of the value of sales of products and services. The largest recipients of cathodes were Germany, France, China, Italy and Austria.
- 226 174 tonnes of copper wire rod, of which 139 714 tonnes went to the domestic market, with 86 460 tonnes being exported, including deliveries to EU countries. Wire rod represented 35.4% of the value of sales of products and services. The largest recipients of wire rod in the past year were the Czech Republic, Slovakia, Switzerland, Hungary and Ukraine. In 2005 all of the wire rod sold was produced from the Company's own cathodes.
- 14 006 tonnes of round copper billets, of which 9 303 tonnes went to the domestic market, with 4 703 tonnes being exported, including deliveries to EU countries. Billets represented 2.2% of the value of sales of products and services in 2005. The largest foreign recipients of billets were the Czech Republic, Switzerland and Taiwan.

In 2005 1 250 tonnes of silver were sold, of which 88 tonnes went to the domestic market and 1 162 tonnes being exported, including deliveries to EU countries. The largest foreign recipients in the past year were Belgium, Germany, Thailand, the United Kingdom and Switzerland.

Macroeconomic sales situation

In 2005 there was a significant increase in global copper prices. Average electrolytic copper prices on the London Metal Exchange (LME) in 2005 increased to 3 684 USD/t and were 28.5% higher than in 2004, when they were at the level of 2 868 USD/t.

Global silver prices in 2005 reached the level of 235 USD/kg (7.31 USD/troz). Average annual silver prices on the London Bullion Market (LBM) were higher by 9.8% than in 2004, when they were at the level of 214 USD/kg (6.66 USD/troz).

Average monthly prices of copper on the LME and silver on the LBM in the years 2003-2005 are shown in the chart below:

Chart 1. Copper quotations on the LME and silver quotations on the LBM


Copper - USD/ t
Silver - USD/ kg
3 500
3 250
3 000
2 750
2 500
2 250
2 000
1 750
1 500
1 250
240
220
200
180
160
140
Copper
Silver
2003
2004
2005

The average USD exchange rate in 2005 was 3.23 PLN/USD and was 11.5% lower than the rate achieved in 2004 (3.65 PLN/USD).

Signed contracts impacting the activities of the Company

In 2005 the Company entered into the following significant contracts:

An agreement related to the bond program of a subsidiary – DIALOG S.A.

- Agreement dated 5 December 2005 regarding the early redemption of bonds of DIALOG S.A. in the total amount of PLN 679 800 thousand purchased by KGHM Polska Miedź S.A. in July 2003. Pursuant to the agreement KGHM Polska Miedź S.A. obtained in 2005 shares in the increased share capital of DIALOG S.A. for PLN 479 800 thousand. The funds obtained from this increase in share capital were designated for the redemption of bonds. The remainder of the restructured liabilities due to bonds in the amount of PLN 200 000 thousand will be redeemed by DIALOG S.A. from KGHM Polska Miedź S.A. by the end of the first quarter of 2006.

Trade agreements of the Company (value of agreements based on data current at the time agreement signed)

- Contract for the sale of copper cathodes in 2005 signed on 5 January 2005 between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. in London. The value of sales revenues in 2005 was estimated at USD 156 675 thousand, i.e. around PLN 476 386 thousand,

- Contract for the sale of copper wire rod in 2005 signed on 10 January 2005 between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. The value of sales revenues in 2005 was estimated at USD 267 040 thousand (PLN 828 812 thousand) to USD 333 800 thousand (PLN 1 036 015 thousand),
- Framework contract for the sale of copper cathodes in the years 2006-2008 signed on 24 January 2005 between KGHM Polska Miedź S.A. and Wieland Werke AG (Germany). The value of the contract was estimated at USD 173 286 thousand, i.e. around PLN 544 967 thousand,
- Contract for the sale of copper cathodes in 2006 signed on 16 December 2005 between KGHM Polska Miedź S.A. and MKM Mansfelder Kupfer und Messing GmbH in Hettstedt. The value of sales revenues in 2006 was estimated at USD 362 289 thousand, i.e. around PLN 1 168 635 thousand,
- Contract for the sale of copper wire rod in 2006 signed on 27 December 2005 between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. The value of sales revenues in 2006 was estimated at USD 336 385 thousand (PLN 1 086 793 thousand) to USD 420 481 thousand (PLN 1 358 491 thousand),
- The conclusion on 5 January 2005 of realisation of a contract for the delivery of copper cathodes between KGHM Polska Miedź S.A. and Glencore International AG (Switzerland). This contract was an extension of the contract signed on 15 July 2003 and related to deliveries in the years 2004-2008.
- Contract for the sale and delivery of fuel signed for an unspecified time on 4 November 2005 between Lotos Paliwa Sp. z o.o. and POL-MIEDŹ TRANS Sp. z o.o. The estimated value of the contract over a period of five years amounts to around PLN 1 500 000 thousand.

Similarly as in prior years, in 2005 there were no significant changes in the sources of supply of KGHM Polska Miedź S.A. in materials for production, goods and services. Likewise, there was no dependence noted on one or more suppliers.

Information on contracts for the review or auditing of the separate or consolidated financial statements

The entity entitled to audit the separate and consolidated financial statements of the Company is PricewaterhouseCoopers Sp. z o.o. with its registered head office in Warsaw. This contract for the auditing and review of financial statements was signed on 14 July 2004. The contract applies both to the review of half-year and to the audit of the annual financial statements as well as to the separate and consolidated financial statements for the years 2004, 2005 and 2006.

Total remuneration due or paid due to the review and audit of the separate and consolidated financial statements of KGHM Polska Miedź S.A. in respect of 2005 amounted to PLN 1 100 thousand (PLN 1 100 thousand in 2004).

Total remuneration due or paid to the entity entitled to audit financial statements for other purposes amounted in 2005 to PLN 718 thousand (in 2004 PLN 471 thousand).

Transactions with related entities

In 2005 the Company entered into transactions with related entities. Among these the largest transactions for KGHM Polska Miedź S.A. involve those with KGHM Polish Copper Ltd. and KGHM Kupferhandlesges m.b.H. These comprised the sale of copper and copper products and of silver. Also of significance were the transactions of KGHM Metraco sp z o.o. related to the sale of Company products and to supplying the Company with scrap and chemicals, and transactions related to supply performed by PHP „Mercus" sp. z o.o.
Additionally the Company also entered into transactions with DIALOG S.A. with respect to restructuring the debt of this company. A list of all significant transactions with related entities may be found in the financial statements.

1.3. EMPLOYMENT AND REMUNERATION

Employment

Employment in KGHM Polska Miedź S.A. at the end of 2005 was 17 677 persons, and was lower by 0.8% than at the end of the previous year. Average annual employment in KGHM Polska Miedź S.A. was 17 599 persons, and was lower than the level of employment in 2004 by 131 persons. This fall in employment was mainly the result of the transfer of employees from the former Water Management Division, based on art. 231 of the Labor Code, to „Energetyka" sp. z o.o.

Table 5. End-of-period employment (nr of persons)

	2003	2004	2005	Change (2004=100%)
Mines	11 431	11 533	**11 551**	100.2
Smelters	4 379	4 037	**3 976**	98.5
Other divisions	2 184	2 197	**2 150**	97.9
Total	**17 994**	**17 767**	**17 677**	**99.5**

In comparable conditions (reflecting 171 persons released from employment due to separation of the Water Management Facility from the structure of the Company) employment in the Company increased in relation to the level at the end of 2004 by 81 persons.

In 2006 employment is planned to be at a similar level to 2005. Average employment should be 17 617. Activities will continue related to establishment of the Accounting Services Center, which will lead to a change in the structure of employment in the Company.

Average remuneration

In 2005 there was a significant real increase in the average monthly wage in the Company. This was due to a 9% increase in basic wage rates from 1 January 2005 based on Additional Protocol Nr 5 of the Collective Labor Agreement for the Employees of KGHM Polska Miedź S.A., to the payment of an additional bonus in the total amount of 150% of the monthly wage and to the payment together with an equivalent for 2004 of additional payment for work on Sundays and holidays arising from art. 151^{11} of the Labor Code. Due to the functioning of the labor organisation system the last of these wage elements had decisive impact on the level of wages in the mining divisions.

Table 6. Average monthly wage (in PLN)

	2003	2004	2005	Change (2004=100%)
Mining divisions	5 536	5 933	**7 036**	118.6
Smelting divisions	4 256	4 575	**5 232**	114.4
Total	**5 187**	**5 597**	**6 584**	**117.6**

On 8 February 2006 the Management Board of KGHM Polska Miedź S.A. entered into an agreement with all of the trade unions, setting the average monthly wage rate increase factor in the Company for 2006 at 0%; which means that overall wages in the Company in the current year will be such that they do not cause an increase in relation to the prior year, and will be in accordance with the amount provided for in the approved budget of the Company for 2006. The agreement assumes that, as part of the parameters described above, the table of basic wage rates will be increased by 7%, while in the Divisions of the Company there will be an increase in employee wage categories for 25% of the employees.

2. INVESTMENT AND DEVELOPMENT

2.1. TANGIBLE INVESTMENTS

In 2005 investments were financed by:

- the Company's own funds – PLN 634 422 thousand,
- the environmental protection fund – PLN 16 372 thousand (a preferential loan from the regional fund Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej in Wrocław).

Table 7. Investment expenditures ('000 PLN)

	2003	2004	2005	Change (2004=100%)
Mining	299 345	483 289	**482 863**	99.9
Smelting	96 951	95 686	**131 299**	137.2
Other	27 544	37 466	**36 632**	97.8
Total	423 840	616 441	**650 794**	105.6

Investment activities in 2005 were primarily aimed at the replacement of equipment and development. The structure of realised investments is presented in the table below:

Table 8. Structure of realised investments ('000 PLN)

	2003	2004	2005	Share in structure (%)	Change (2004=100%)
Development, of which:	191 410	281 255	**271 787**	41.8	96.6
in mining	*140 643*	*230 758*	***219 624***	*33.7*	*95.2*
in smelting	*43 233*	*38 628*	***39 392***	*6.1*	*102.0*
Replacing equipment, of which:	151 423	265 958	**282 748**	43.4	106.3
mining machinery	*80 668*	*139 092*	***124 269***	*19.1*	*89.3*
Modernisation	44 210	29 847	**51 762**	8.0	173.4
Conformatory work	17 654	11 963	**15 668**	2.4	131.0
Other	19 143	27 418	**28 829**	4.4	105.1
Total	423 840	616 441	**650 794**	100.0	105.6
of which:					
IT	*22 302*	*30 264*	***28 788***	*4.4*	*95.1*
Ecology	*30 040*	*19 226*	***48 731***	*7.5*	*×2.5*

The most important tasks and facilities realised in 2005 were the following:

- continued exchange of the machine park in the mines – in 2005, 151 mining machines were purchased,
- development of the infrastructure in the mining divisions,
- construction of the SG-1 and SG-2 shafts complexes – work completed on the building of social facilities and of lifting equipment for the SG-1 shaft enabling start-up of its target function (material haulage),
- preliminary work related to deepening the SW-4 shaft,
- construction of the R-XI shaft – work completed on deepening the shaft and equipping it for the target period, work completed on disassembly of temporary equipment and the underground part of a ventilation station was brought online; the lifting machinery tower is under construction,
- the construction of facilities related to improving and maintaining the safe operation of the Żelazny Most tailings pond, and eliminating its impact on the environment,
- commissioning of the „Installation for the chemical modification of the semi-products of copper concentrate enrichment at the Polkowice Ore Enrichment Plant",
- preliminary work related to realisation of the investment titled „Modernisation of pyrometallurgy at the HM Głogów I smelter" – basic documentation has been made and the process license has been purchased from the company Outokumpu,
- building of tunnels to access the Głogów Głęboki Przemysłowy mining region,
- the purchase of carousel machinery for the revolving anode furnaces of the HM Głogów smelter,
- continued exchange of floatation machinery for the Ore Enrichment Plants,
- construction completed on the gas cooling system of the sulphuric acid plant of the HM Głogów smelter.

The main directions for investment in the years 2006-2010 are:

- mining of the deposit in currently licensed areas and beyond these currently licensed areas by using the most modern techniques and technology to minimise operating costs,
- diversifying production – construction of a lead refinery, construction of a de-oxygenated copper wire rod production line, whilst also under consideration is the production of chemigypsum from waste sulphuric acid,
- ensuring the management and sale of sulphuric acid,
- minimising environmental impact, and
- other investments related to reducing costs.

In addition in 2006 final decisions are expected to be taken in the following areas:

- replacing railway transport with hydraulic transport to the smelters, and
- modernisation of pyrometallurgy processing at the HM Głogów and HM Legnica smelters.

2.2. EQUITY INVESTMENTS

In 2005 KGHM Polska Miedź S.A. realised equity investments in the total amount of PLN 612 581 thousand. The following events occurred in the KGHM Polska Miedź S.A. Group in 2005:

Acquisition of shares in the increased share capital of companies. The purchase of shares

- **PeBeKa S.A.**

  On 15 April 2005 KGHM Polska Miedź S.A. acquired from Dolnośląska Spółka Inwestycyjna S.A. 100% of the shares of the company Przedsiębiorstwo Budowy Kopalń PeBeKa Spółka Akcyjna, for the total price of PLN 36 737 thousand.

  This transaction to acquire the shares of PeBeKa S.A. is related to reorganisation of the Group, improving its ownership structure and plans to increase the role of the company in providing preparatory mining services to KGHM Polska Miedź S.A.

  The share capital of PeBeKa S.A. was increased by PLN 10 100 thousand and after court registration on 29 June 2005 amounts to PLN 27 353 thousand.

  The shares of the new issuance were acquired and paid for by KGHM Polska Miedź S.A. at their face value in the amount of PLN 10 100 thousand. The assets acquired are of a long-term, equity investment nature. PeBeKa S.A. will use the funds acquired from this issuance of shares for the replacement of equipment and for development.

- **„Zagłębie" Lubin SSA**

  In 2005 KGHM Polska Miedź S.A. resolved to modernise the stadium and to build a sports arena in Lubin. On 21 April 2005 the General Shareholders Meeting of „Zagłębie" Lubin SSA resolved to increase the share capital of the company by PLN 45 000 thousand. The newly issued shares were acquired by KGHM Polska Miedź S.A. This increase in share capital is related to an investment titled „Modernisation of the stadium and the building of a sports arena in Lubin". On 20 July 2005 KGHM Polska Miedź S.A. paid for the first instalment of a new issue of shares in the amount of PLN 14 000 thousand. Due to the prolongation of procedures (negotiations with the Gmina of Lubin) as regards purchase of the stadium and the land which belongs to it, the investment plans are being reviewed. The acquisition of this new share issuance by KGHM Polska Miedź S.A. had not yet been registered as at 21 October 2005 by the court of registrations, as a result of which the Resolution of the General Shareholders Meeting lost the force of law.

  At the present time it is assumed that the equity of „Zagłębie Lubin SSA will be increased in 2006 by an amount which will be designated for carrying out work necessary to adapt the stadium to the licensing requirements of the Polish Football Association. Planned expenditures on this investment will be around the level of PLN 9 170 thousand.

- **PHP „MERCUS" spółka z o.o.**

  On 20 May 2005 KGHM Polska Miedź S.A. acquired from KGHM Metale S.A. 38.4% of the shares of the company Przedsiębiorstwo Handlowo-Produkcyjne „MERCUS" spółka z ograniczoną odpowiedzialnością for the total price of PLN 12 003 thousand. As a result of this transaction KGHM Polska Miedź S.A. owns 100% of the shares of PHP „MERCUS"- spółka z o.o. This transaction completes the process of acquiring the shares of PHP "MERCUS" – spółka z o.o. from KGHM Metale S.A., which is aimed at granting the company PHP "MERCUS" – spółka z o.o. the role of main supplier of the Divisions of KGHM Polska Miedź S.A.

On 5 December 2005 the Extraordinary General Shareholders Meeting of PHP „MERCUS" – spółka z o.o. resolved to increase the share capital of this company by PLN 4 258 thousand, i.e. to PLN 10 733 thousand. The new shares in the increased share capital were paid for and acquired by KGHM Polska Miedź S.A.

This transfer of funds in the form of an increase in equity is related to an investment related to increasing the production capacity of the Electro-Mechanical Production Plant. This change in share capital was court registered on 23 February 2006.

- **„Energetyka" sp. z o.o.**

On 26 July 2005 court registration was made for an increase in share capital of the company „Energetyka" sp. z o.o. by the amount of PLN 65 942 thousand. This increase was covered by a contribution in kind in the amount of PLN 65 851 thousand and cash in the amount of PLN 91 thousand. This contribution in kind represented an organised part of the company KGHM Polska Miedź S.A. – the Water Management Division.

The purpose of this operation was to consolidate water-sewage management in a single entity and to rationalise water-sewage management throughout KGHM Polska Miedź S.A., among others by reducing costs. Transferal of ownership of this property took place on 1 July 2005. The company „Energetyka" at present is the main supplier of water and heating energy to KGHM Polska Miedź S.A.

- **DIALOG S.A.**

In 2005 KGHM Polska Miedź S.A. continued the process of restructuring the debt of DIALOG S.A.

The Extraordinary General Shareholders Meeting of DIALOG S.A. resolved to increase the share capital of this company by PLN 479 800 thousand and to pay for the new shares in cash by KGHM Polska Miedź S.A. Simultaneously an agreement was signed between KGHM Polska Miedź S.A. and DIALOG S.A. regarding the early redemption of bonds of this company. The funds acquired from this increase in capital were entirely used for the redemption of bonds. Payment for the shares by KGHM Polska Miedź S.A. and the redemption of bonds by DIALOG S.A. occurred in December 2005.

An agreement dated 5 December 2005 calls for the redemption by DIALOG S.A. of the remaining bonds in the amount of PLN 200 000 thousand in the first quarter of 2006.

Dividends received

KGHM Polska Miedź S.A. received the following amounts in the first half of 2005 due to dividends:

- Polkomtel S.A. PLN 83 290 thousand,
- MINOVA - KSANTE Spółka z o.o. PLN 792 thousand,
  of which PLN 298 thousand represents an advance on the payment of the dividend for 2005.
- Polskie Towarzystwo Reasekuracji S.A. PLN 313 thousand,

Dividends received from subordinated entities (Polkomtel S.A., MINOVA - KSANTE Spółka z o.o.) in the total amount of PLN 84 082 thousand, pursuant to the equity accounting method, adjusted the value of subordinated entities and are presented in the cash flow statement.

Other forms of financing Capital Group companies

Projects realised by the entities of the KGHM Polska Miedź S.A. Group were also financed by the granting of loans and, in the case of the entity Miedziowe Centrum Zdrowia S.A. – by a donation.

- **KGHM Congo S.P.R.L.**

The commitment of KGHM Polska Miedź S.A. in 2005 due to loans granted to KGHM Congo S.P.R.L. amounts to USD 1 100 thousand. The amount obtained by this loan is designated for replacing the worn-out machine park, renovating the roadways to the Kimpe mine in the Democratic Republic of Congo and for the hydrometallurgical facility in which the cobalt-copper ore from the Kimpe deposit will be processed.

- **„Zagłębie" Lubin SSA**

Since January 2005 the company has made use of a loan in the amount of PLN 800 thousand, granted by KGHM Polska Miedź S.A. On 7 July 2005 the company paid back this loan in full.

- **„Energetyka" sp. z o.o.**

  The company is making use of funds obtained from a loan granted by KGHM Polska Miedź S.A. in 2004 in the amount of PLN 9 000 thousand. The funds acquired from this loan were designated for preparatory work related to an investment project involving the construction of steam-gas units. Due to the prolongation of design work, the deadline for repayment of this loan was deferred to 30 June 2006.

- **PeBeKa S.A.**

  KGHM Polska Miedź S.A. on 15 April 2005 acquired from DSI S.A. debtors due to a loan agreement in the amount of PLN 2 400 thousand entered into between DSI S.A. and „KWARCE" S.A. (following the combination of PeBeKa S.A. and „KWARCE" S.A., PeBeKa S.A. became the party to the agreement). This loan was repaid in the fourth quarter of 2005.

- **MCZ S.A.**

  In February 2005 KGHM Polska Miedź S.A. signed an agreement with the entity Miedziowe Centrum Zdrowia S.A. regarding the granting of a donation of PLN 11 200 thousand. The purpose of the donation is to finance the purchase of multi-layered, specialty medical equipment. In March 2005 KGHM Polska Miedź S.A. paid the first instalment of this donation in the amount of PLN 2 240 thousand. The remainder of the donation will be made in four equal annual instalments, payable by 31 January of each year, beginning from 2006.

Other equity investments

In 2005 KGHM Polska Miedź S.A. continued to participate in the AIG Emerging Europe Infrastructure Fund. The value of this investment in the Fund as at 31 December 2005 according to fair value was PLN 27 464 thousand, alongside a book value of PLN 13 789 thousand.

In 2005 the Company received from the AIG fund the total amount of PLN 78 185 thousand, including due to the following:

- the redemption of shares (after subtracting the value of newly-acquired shares) PLN 27 150 thousand,
- realised profit from the redemption of shares PLN 50 070 thousand,
- dividend paid (net) PLN 908 thousand,
- fees PLN 57 thousand.

The Company also paid a management fee of PLN 801 thousand and covered the costs of a project in the amount of PLN 96 thousand.

Other events

- **„Energetyka" sp. z o.o.**

  In 2005 the company „Energetyka" sp. z o.o. carried out design work related to planning for an investment project titled „Development of the power generation capacity of KGHM Polska Miedź S.A.".

  „Energetyka" sp. z o.o. intends to initiate an investment based on the building of two complete gas-steam units with a capacity of 150-190 MWe and 65-90 MWe. To realise this investment „Energetyka" sp. z o.o. established a new entity: Energetyka Spółka Specjalnego Przeznaczenia sp. z o.o. On 28 April 2005 the court resolved to enter this company into the Corporate Register.

  During the analysed period a variety of documents were prepared aimed at determing the profitability of the project, including the preparation of an independent, expert, long-term forecast of electricity prices in Poland, as well as analyses of an alternative solution for the development of power generation capacity. Also carried out, based on the Law on public tenders, were procedures related to the selection of a general contractor for this investment.

  The final decision as regards realiation of this investment will be made by the Management Board of KGHM Polska Miedź S.A. following the conclusion of analytical work and the preparation of a final model for the financing of this project.

- **Reorganisation of the Group**

  In 2005 reorganisation of the KGHM Polska Miedź S.A. Group was carried out. This process was aimed at improving the ownership structure of the Group and at changing the strategy towards the investment funds – KGHM Metale S.A. and DSI S.A.

The main reorganisational task of the KGHM Polska Miedź S.A. Group was to adapt its structure to the current needs of KGHM Polska Miedź S.A., i.e.:

- acquiring direct control by KGHM Polska Miedź S.A. over the most important companies,
- simplifying the decision-making structure,
- reducing the costs of managing portfolio companies, and
- listing selected companies on the Warsaw Stock Exchange or selling them to a sector investor.

As part of this reorganisation KGHM Polska Miedź S.A. acquired from its investment funds shares of PeBeKa S.A. and of PHP „MERCUS" – spółka z o.o. It was determined that their relationship to the production line requires direct ownership control over them. In addition in July 2005 consolidation was completed of the machinery sections of DFM ZANAM-Legmet Sp. z o.o. and INOVA Spółka z o.o., which was aimed at concentrating the machinery sector into a single entity, limiting excessive diversification and reducing costs.

On 30 September 2005 court registration of the combination of KGHM Metale S.A. and DSI S.A. was carried out. This combination was performed by transfering all of the assets of the acquiree, i.e. DSI S.A. to the acquirer, i.e. KGHM Metale S.A. Following the combination of these entities, the new company operates under the name KGHM Metale DSI S.A. The main task of the merged companies is to alter the nature of their activities, from those typical for investment funds to activities directly related to production and service-type activities of an auxiliary nature to KGHM Polska Miedź S.A., mainly in the areas of ecology, road-building materials and the recovery of metals associated with copper ore using hydrometallurgical methods, e.g. rhenium, nickel. The activities of this entity are also meant to result in cost reductions in the core business of KGHM Polska Miedź S.A. It is assumed that there will be a reduction of costs in the combined entity and – due to the new organisational structure – an increase in the market competitiveness of the company.

Schemat 1. Structure of the Group at 31 December 2005 (%)

KGHM Polska Miedź S.A.

- KGHM Polish Copper Ltd. 100
- POL-MIEDŹ TRANS spółka z o.o. 100
- CBJ sp. z o.o. 100
- DIALOG S.A. 100
- PeBeKa S.A. 100
- KGHM Metraco sp. z o.o. 99
- TUW - CUPRUM 94
- MINOVA-KSANTE Spółka z o.o. 30
- INFOMONITOR Biuro Informacji Gospodarczej S.A. 17
- INTERFERIE S.A. 3
- KGHM Kupferhandelsges.m.b.H 100
- PHP „MERCUS" - spółka z o.o. 100
  - PU „Mercus Serwis" Sp. z o.o. 100
  - PHU „Lubinpex" Sp. z o.o. 96
  - PHU „Mercus Bis" Sp. z o.o. 48
  - „Zagłębie" Lubin SSA 39
- „MCZ" S.A. 100
- KGHM CUPRUM sp. z o.o. - CBR 100
- KGHM CONGO S.P.R.L 100
- „Energetyka" sp. z o.o. 100
  - Energetyka Spółka Spec. Przeznaczenia sp. z o.o. 100
- „Zagłębie" Lubin SSA 41
- Polkomtel S.A. 20
- PTR S.A. 12
- KGHM Metale DSI S.A. 100
  - INOVA Spółka z o.o. 100
  - DFM ZANAM-LEGMET Sp. z o.o. 100
  - WFP Hefra SA 97
  - INTERFERIE S.A. 94
  - AQUAKONRAD SA in liquidation 90
  - PCPM sp. z o.o. 74
  - WM „ŁABĘDY" S.A. 62
  - WMN sp. z o.o. 58
  - DKE Spółka z o.o. 50
  - DOL-EKO organizacja odzysku S.A. 20

Directions as regard equity investments

The intentions of KGHM Polska Miedź S.A. with respect to equity investments are primarily aimed at augmenting the main production line, as well as pursuing a balanced policy towards the companies of the Group in order to expand the range of services and products which they offer, as well as to increase their competitiveness and market value.

The activities of KGHM Polska Miedź S.A. assume the realisation of projects aimed at the development of copper extraction and processing and at reducing production costs, as well as searching for alternative projects for the core business of the Company.

Fulfilling the above assumptions, the company Energetyka sp. z o.o. plans to realise a project related to the development of power generation capacity – the building of a power plant (gas-steam boilers). The planned cost of this investment is assumed at the level of around PLN 1 billion. Realisation of this project will require an equity commitment by KGHM Polska Miedź S.A. of around 20-30% of the cost of the investment. The decision as to whether to carry out this project, which assumes that energy supplies to meet the needs of the production line will be guaranteed, and that copper production costs will also – over the long term – be decreased, will be taken after consideration of the risk factors, and in particular:

- stability in the supply of gas,
- threats related to the lack of diversification of gas supplies (a single supplier),
- the possibility of emergency purchases of energy from other sources, and
- the possibility of selling excess energy.

Additionally, taking into consideration the program to access copper ore resources in the region of the Głogów Głęboki Przemysłowy deposit, to increase the scope of preparatory mining work and the building of new shafts (SW-4 and GG-1), the Company plans to increase the equity of PeBeKa S.A., which is involved in the construction of mines. The funds obtained by PeBeKa S.A. from this increase in share capital will be used for investments in mining machinery which are needed in the construction of the SW-4 shaft.

Intentions of the Company as regards telecoms assets

DIALOG S.A.

In 2005 the company pursued a strategy based on increasing its subscriber base and expanding and introducing new services, alongside a consistently pursued policy of rationalising costs and optimising investments.

In 2005 DIALOG S.A. earned PLN 501 432 thousand in revenues from sales (versus PLN 453 275 thousand earned in 2004 – an increase of 11%), and achieving a profit on sales of PLN 61 654 thousand.

The year 2005 was one of significant changes for the fixed telecoms market. Competition from mobile phone operators meant that there was a fall in the revenues and margins earned on voice services sales. DIALOG S.A., thanks to the development of other services, among others the transmission of data, defended its position and maintained an increase in revenues. EBITDA amounted to PLN 160 174 thousand.

Due to conditions arising which indicated there may have been an impairment of non-current assets as described in IAS 36, this subsidiary carried out a test for impairment of its assets, based on long-term plans prepared by the subsidiary. As a result of this test, an impairment loss charged to 2005 costs was made in the amount of PLN 183 780 thousand, which caused the company to show a net loss in the financial year.

The results of the company are also significantly impacted by financial operations. Financial costs were mainly impacted by costs related to the servicing of debt due to bonds. In 2005 the company incurred a net loss of PLN 173 445 thousand.

In November 2005 the Management Board of KGHM Polska Miedź S.A. resolved to reduce the debt of the company. On 5 December 2005 an agreement was signed between KGHM Polska Miedź S.A. and DIALOG S.A. regarding the early redemption of the bonds of DIALOG S.A. Details of this agreement are described on page 12 of this report.

The strategy of KGHM Polska Miedź S.A. foresees the reduction of commitment by KGHM Polska Miedź S.A. in this company. Based on this strategy, in 2005 the Management Board of KGHM Polska Miedź S.A., with the support of a financial adviser, initiated the process of seeking a strategic investor for DIALOG S.A., which is being continued in 2006.

Based on the Statutes of the Company, a condition which must be met in order to sell shares in subsidiaries is to gain the approval of the Supervisory Board of KGHM Polska Miedź S.A. As at the date of signing of this report such approval as respects the shares of DIALOG S.A. had not been granted. In light of the uncertainty surounding this process, KGHM Polska Miedź S.A., in its Budget for 2006 as approved by the Supervisory Board, assumed neither income nor expenditures related to any eventual sale of the assets of DIALOG S.A.

Consequently the shares of DIALOG S.A. were classified as „long-term investments" and in accordance with the accounting policy of the Company were accounted for using the equity method.

Polkomtel S.A.

As respects the methodology approved in 2004 for the valuation of long-term financial assets, the shares of Polkomtel S.A. are presented in the financial statements at the equity value of the company proportionally to the amount of shares owned. The value of shares of Polkomtel S.A. at 31 December 2005 in the financial statements of KGHM Polska Miedź S.A. amounted to PLN 929 036 thousand.

In 2005 the company achieved EBITDA of PLN 2 301 200 thousand. The result on operations amounted to PLN 1 358 557 thousand, which in relation to the comparable prior period means an increase by 18%. The company earned a net profit of PLN 1 067 105 thousand, representing an increase versus 2004 of 16%.

On March 10, 2006, KGHM Polska Miedź S.A., PKN Orlen S.A., PSE and Węglokoks as the purchasers, and TDC Mobile International A/S as the seller, executed an "Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." The signing of the Agreement was preceded by signing the "Shareholders Agreement on the Purchase of Shares in Polkomtel S.A. from TDC Mobile International A/S and Taking Joint Actions Aimed at Disposing of All Shares Held in Polkomtel S.A." between the Polish shareholders of Polkomtel S.A.

As a result of a so-called Change of Ownership in relation to TDC Mobile International A/S, the other shareholders of Polkomtel S.A. have obtained the right to acquire a total of 4 019 780 shares held by TDC Mobile International A/S in Polkomtel S.A.

The Agreement has been executed in result of the execution of the acquisition right of KGHM Polska Miedź S.A., PKN Orlen S.A., PSE and Węglokoks with respect to the shares referred to in the offer by TDC Mobile International A/S. There is a dispute between Vodafone Americas Inc. and TDC Mobile International A/S connected with this offer and in connection with such dispute the injunction of February 24, 2006 as described below has been instituted.

Pursuant to the Agreement, KGHM Polska Miedź S.A. may acquire 980 486 shares in Polkomtel S.A., representing approximately 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share, and an aggregate purchase price not exceeding EUR 209 863 223.44. Upon KGHM Polska Miedź S.A., PKN Orlen S.A., PSE and Węglokoks acquiring the shares pursuant to the Agreement, together with already-held shares, the said entities will hold in aggregate more than 75% of the total number of shares of Polkomtel S.A.

The Agreement has been executed subject to the following condition precedent: the expiry or cancellation with respect to the shares covered by the Agreement of the injunction instituted by the District Court in Warsaw on February 24, 2006 or absence of any other injunction instituted by any other judiciary authority (or any other measure of a similar nature) prohibiting a transfer of shares in Polkomtel S.A. covered by the Agreement by TDC Mobile International A/S.

Pursuant to the Agreement, the Polish shareholders of Polkomtel S.A. as the purchasers have the right not to purchase the shares of Polkomtel S.A. if by March 10, 2009 (or such other date as the parties may agree) the abovementioned condition precedent is not fulfilled, or until that date other circumstances exist related to the disputes between Vodafone Americas Inc. and TDC Mobile International A/S that may constitute an obstacle for the purchase from TDC Mobile International A/S of the shares covered by the Agreement, as a result of which the Agreement shall terminate as of that date.

By executing the "Shareholders Agreement on the Purchase of Shares in Polkomtel S.A. from TDC Mobile International A/S and Taking Joint Actions Aimed at Disposal of All Shares Held in Polkomtel S.A.", KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. terminated the "Shareholders Agreement on Cooperation in Restructuring the Engagement of Polish Shareholders in Polkomtel S.A." of July 2005, as amended.

Evaluation of the possibility of realising investment plans

The financial results of KGHM Polska Miedź S.A. for 2005 permit realisation of the approved equity investment plan, being an integral part of the Budget of the Company for 2006. The Company assumes investment expenditures of PLN 361 mln, of which PLN 272 mln represents the amount of the planned increase in share capital of the subsidiary Energetyka sp. z o.o. The increase in capital by this company is related to the realisation of the project to develop energy generation capacity.

In order to realise these investment projects, it is assumed that both internal funds and external funds in the form of bank and other loans, etc. will be used.

In 2005, as part of the restructurisation of the Group, aimed at concentrating those companies of significance for the core business under the direct supervision of KGHM Polska Miedź S.A., shares of PeBeKa S.A. were purchased from DSI S.A., and shares of PHP Mercus Sp. z o.o. from KGHM Metale S.A. Thanks to these transactions, the combined entity KGHM Metale DSI S.A. received funds of PLN 51 mln. Therefore, it is assumed that KGHM Metale DSI S.A. will realise these investment projects from its own funds.

KGHM Polska Miedź S.A. also performed preparatory work on the investment in the Democratic Republic of Congo. This investment is related to the building of a hydrometallurgical facility which will enable the processing of copper and cobalt ore which has been mined and is expected to be mined in the Democratic Republic of Congo. The planned cost of the investment assumed for the years 2006 – 2007 may be around PLN 87 mln. It is assumed that the funds for financing this investment may come from a loan granted by KGHM Polska Miedź S.A. to its subsidiary KGHM Congo S.P.R.L. It is assumed that this loan will be repaid over a five-year period, starting from the commissioning of this facility. Work is currently being completed on the technical project for this facility. Due to the significant increase in expenditures required in relation to initial plans, the Management Board has not taken a final decision, and is performing additional analyses as regards realising or exiting this project. The final decision on continuing or closing this project is planned to be taken in 2006.

Due to the signing on 10 March 2006 of an agreement regarding the purchase from TDC A/S of the shares of Polkomtel S.A., should this agreement be realised, it is expected that the transaction will be realised using internal Company funds. In addition, it is assumed that the Company will receive a dividend from Polkomtel S.A. in 2006.

2.3. ENVIRONMENTAL PROTECTION

In 2005, KGHM Polska Miedź S.A., as in prior years, carried out its production tasks while taking care to protect the natural environment. This adherence to strict environmental standards, both national and arising from the EU, is possible thanks to the systematic modernisation of existing environmental protection equipment, as well as to new investments in this area. In 2005 the Company spent PLN 48 731 thousand on the realisation of projects related to environmental protection, and also PLN 22 841 thousand qualified as of a development-type or for maintaining production, though of a significant ecological nature.

The main projects of an ecological nature realised in 2005 were:

- modernisation of the sulphuric acid plant at the HM Legnica smelter,
- modernisation of the bag filter and the lean ventillation gases installation from the inter-bell loading regions of the shaft furnaces of the HM Legnica smelter,
- modernisation of the electrofilters of the converter gas dedusters at the HM Legnica smelter,
- renovation of the Larox presses for filtering slimes from the wet gas cleaning system at HM Legnica,
- rebuilding of the Polowice waste storage facility at HM Legnica,
- building of an installation for the utilisation of gases from the local suction system of the flash furnace tapping holes at the HM Głogów smelter,
- modernisation of the ventilation station for the P-VII shaft related to limitation of noise emmissions,
- modernisation of the dedusting equipment of the crusher at the Rudna Ore Enrichment Plant,
- reclamation of land at the base of the Żelazny Most tailings pond by the Hydrotechnical Plant, and
- an alarm system for significant dangers in the vicinity of the Żelazny Most tailings pond.

In addition the following projects were carried out, determined as being of a development-type or for maintaining production, though of a significant nature:

- the exchange of gas blowers in the sulphuric acid plant of HM Legnica,
- modernisation of the reverberatory furnaces unit in the lead section of HM Głogów,
- the exchange of the washer-cooler unit and the building of a gas cooling system and development of the turboblowers in the sulphuric acid plant of HM Głogów,
- modernisation of the waste heat boiler behind the flash furnace of HM Głogów, and
- a barrier of deep wells, piezometers and a system for deflecting water from the slopes of the Żelazny Most tailings pond.

Environmental fees

Total environmental fees paid by the Divisions of KGHM Polska Miedź S.A. in 2005 amounted to PLN 80 543 thousand. In comparison to the prior year these fees increased by nearly 10%, with the largest increase related to fees for the drainoff of excess water from the Żelazny Most tailings pond. The largest amounts were fees related to the following:

- waste storage – PLN 62 804 thousand, including PLN 60 053 thousand for flotation tailings storage,
- discharge of waste water – PLN 13 024 thousand, including PLN 12 642 thousand for the drainoff of excess water from the Żelazny Most tailings pond, and
- atmospheric emission – PLN 4 347 thousand, including PLN 2 766 thousand for dust/gas emissions from the HM Głogów smelter.

Environmental protection – legal aspect

All of the Divisions of KGHM Polska Miedź S.A. have current, valid administrative decisions permitting utilisation of the environment. Environmental fees are calculated pursuant to law and are paid under statutory terms.

Currently the most important task for the environmental protection services of the Company is to possess integrated permits for those installations which require such a permit. The first such integrated permit received in the Company was in 2004 by the Hydrotechnical Plant for the operation of a copper ore floatation tailings installation. In accordance with the timetable included in the decree of the Minister of the Environment regarding later deadlines for the acquisition of integrated permits, the following deadlines are in effect:

- 30 September 2006 for an acid wastes utilisation facility at the Ore Enrichment Plants in the region of Polkowice, and
- 30 April 2007 for the Głogów smelter and the Cedynia wire rolling mill.

There is currently no threat to adhering to the deadlines to receive such permits.

In October 2005 the HM Legnica smelter submitted an application prepared by KGHM Cuprum, and on 30 December 2005 received an integrated permit for operation of the installation.

KGHM Cuprum is also preparing applications for integrated permits for the Ore Enrichment Plants, the HM Głogów smelter and the Cedynia wire rolling mill.

Intentions

The Divisions of the Company have now achieved their target level of environmental protection, as respects required technology and emissions to the environment. In this respect there will no longer be any spectacular changes, as confirmed by the stable levels of emissions and environmental fees, and of stability with respect to legal/regulatory matters.

In future it will however be necessary to perform on-going maintenance of existing equipment, as well as modernisation due to increasingly-strict laws, including due to implementation of EU directives. Remaining at the center of attention is the „Żelazny Most" tailings pond, and ensuring that its enviromental impact does not increase given the expansion of the tailings pond, as well as searching for and implementing new techniques for the utilisation of waste.

Ther most important investment goals as respects environmental protection, planned in future years, are as follows:

- modernisation of the contact system of the sulphuric acid plant at the HM Legnica smelter,
- completion of modernisation of the bag filter and of the installation for hermetisation of the upper part of the shaft furnaces of the HM Legnica smelter,
- continued modernisation of the electrofilters of the converter gas dedusters at the HM Legnica smelter,
- continued rebuilding of the "Polowice" waste storage facility at HM Legnica,
- continued building of an installation for the utilisation of gases at the HM Głogów smelter,
- building of a storage facility for lead-bearing slag from the Dorschel furnaces at HM Głogów,
- continued building of an installation for the production of chemigypsum at HM Głogów,
- development of the Żelazny Most tailings pond and continuation of activities aimed at limiting its impact on the environment, including the reclamation of land and building of an alarm system for significant dangers, and
- change in the copper smelting technology at HM Głogów and infrastructure related to environmental protection, after demonstrating the economic reasons for realising this project.

2.4. RESEARCH AND DEVELOPMENT

R&D work in 2005 was mainly financed by the Company's own funds, with financial support by the Scientific Research Committee (KBN) in the realisation of some projects.

Expenditures by KGHM Polska Miedź S.A. on R&D work in 2005 amounted to PLN 10 214 thousand.

Table 9. Expenditures on R&D ('000 PLN)

	2003	2004	2005	Change (2004=100%)
Mining	7 849	5 823	**6 698**	115.0
Smelting	3 036	3 346	**3 516**	105.1
Total	10 885	9 169	**10 214**	111.4

In 2005 R&D work realised in KGHM Polska Miedź SA concentrated on realising projects aimed at the following:

- reducing production costs,
- developing new sources of additional revenues, and
- minimising environmental impact through the implementation of best available technology.

Main projects realised in mining:

- initiation of a research program regarding alternative means of managing the ore in the Głogów Głęboki Przemysłowy deposit in relation to those developed in the base model,
- work aimed at introducing integrated management systems for the following areas: machinery management, planning of mining work, geological resources, innovation/R&D,
- work related to optimising mining drifts with respect to exploitation of metals appearing together with copper in the copper ore deposit,
- optimising the work of the pumps and the units of the main mine dewatering system,
- continuation of attempts to apply technology for the mechanical processing of rock for exploiting the copper ore deposit,
- work on developing new technology for processing the sandstone-carbonate copper ore of KGHM Polska Miedź S.A. using alternative grinding methods,
- development of methods for calculating amounts of selected pollutants in the flow of mining-technological water to and from the Żelazny Most tailings pond.
- searching for new methods and processing technology enabling an increase in the recovery of copper and precious metals during the enrichment process,
- work related to the possibilities of utilising copper industry waste in mining technology (e.g. for backfilling).

Main projects realised in the area of smelting:

- optimising work of the production line arising from a change in batch materials and from changes in the configuration of technological agregates,
- research aimed at reducing smelting operating costs, for example through decreasing the consumption of black liquor, extending the working life of ash agregates, and intensifying the production of crude lead,
- research into the usefulness of a new generation of electrolyser for the decopperisation of bleeder electrolite from the tankhouse of the HM Głogów smelter,
- determing the possibility of using artificial intelligence techniques to control metallurgical agregates during one of the selected phases of the flash smelting process,
- researching new technology for utilising lead-bearing waste (AquaCritox®, Primalead),
- ensuring the required level of production of the highest-quality cathodes given an intensification of the copper electrorefining process at HM Głogów, and
- analysing the physical-chemical properties of new tailings material after the flotation of slag.

In 2006 R&D work will comprise further actions aimed at realising approved strategic directions related to reducing production costs, increasing the ore resource base, optimising technological processes, searching for new sources of revenues and minimising negative impact on the environment.

3. FINANCIAL STATEMENTS AND ANALYSIS

3.1. BALANCE SHEET: ASSETS

Total assets increased in relation to their amount at end-2004 by PLN 2 028 818 thousand, i.e. by 22.7%.

Table 10. Assets as at end of period ('000 PLN)

	31.12.2004	31.12.2005	Structure (%)	Change (2004=100%)
Non-current assets	6 551 525	**7 078 691**	64.5	108.0
Intangible assets	61 004	**61 725**	0.6	101.2
Tangible fixed assets	3 372 645	**3 602 627**	32.8	106.8
Long-term debtors	1 815	**1 759**	0.0	96.9
Long-term investments	2 809 706	**2 691 428**	24.5	95.8
Long-term prepayments	306 355	**727 152**	6.6	×2.4
Current assets	2 396 911	**3 898 563**	35.5	162.6
Inventory	906 896	**1 133 655**	10.3	125.0
Short-term debtors	641 643	**711 716**	6.5	110.9
Short-term investments	842 100	**2 047 964**	18.7	×2.4
Short-term prepayments	6 272	**5 228**	0.0	83.4
Total assets	8 948 436	**10 977 254**	100.0	122.7

The largest item in assets is tangible fixed assets, whose value at the end of 2005 was higher than in the prior year by PLN 229 982 thousand. This increase in assets is due among others to realisation of the investment program. Expenditures on the purchase and construction of fixed assets amounted in 2005 to PLN 650 794 thousand, i.e. more than twice as much as depreciation. In comparison to 2004 there was a significant increase in the value of property related to machinery and technical equipment (an increase by PLN 188 147 thousand) and of fixed assets under construction (together with prepayments for fixed assets under construction, an increase by PLN 90 917 thousand).

Long-term investments are primarily composed of shares in the amount of PLN 2 673 381 thousand. During 2005 the value of long-term investments decreased by PLN 118 278 thousand due to the following events:

	'000 PLN
Value of investments at 31 December 2004	2 809 706
– An increase in the share capital of DIALOG S.A.	479 800
– An increase in commitment in other companies of the Group	113 506
– Redemption of bonds by DIALOG S.A.	(479 800)
– Reclassification of the remaining packet of bonds as short-term securities	(200 000)
– Effects of using the equity method	(11 959)
– Other	(19 825)
Value of investments at 31 December 2005	2 691 428

Apart from the increase in share capital of DIALOG S.A. related to restructurisation of its debt due to issued bonds, KGHM Polska Miedź S.A. increased its commitment in the companies of the Group:

- „Energetyka" sp. z o.o. – the acquisition of shares in the increased share capital through the transfer of a contribution in kind and cash (PLN 54 665 thousand – carrying value). This contribution in kind represented an organised part of the company, the Water Management Division, separated as part of the consolidation of water-sewage management.
- PeBeKa S.A. – the acquisition of direct control over the company through the purchase of the full packet of shares from DSI S.A. (PLN 36 737 thousand) and the additional acquisition of shares in the increased share capital for cash (PLN 10 100 thousand) to be used for the replacement of equipment and development.
- PHP „MERCUS" spółka z o.o. – as part of the restructurisation of the Group, the Company acquired the remaining packet of shares from KGHM Metale S.A. for PLN 12 003 thousand.

The greater than 2-times increase in long-term prepayments is mainly due to a change in deferred income tax assets.

The largest item in current assets is short-term investments, which are dominated by monetary assets, mainly in the form of current, fixed-term bank accounts, which in comparison to the end of 2004 increased five-fold, from PLN 317 789 thousand to PLN 1 641 144 thousand. The value of these investments was also impacted by restructurisation of the debt of DIALOG S.A. – the bonds of this company were reclassified from non-current assets (PLN 200 000 thousand). Also of significance were derivative instruments measured at fair value, of PLN 192 158 thousand.

The value of inventories increased (by PLN 226 759 thousand, i.e. 25.0%), among others due to the import of copper-bearing materials. Total inventories reflect material in transit – concentrate, blister and copper matte. This material was valued at PLN 239 548 thousand, based on market prices higher than in the prior year. The value of inventories was also impacted by the cost of copper production, being the basis for valuation of work in progress and finished goods inventories. The cost of production increased from 6 660 PLN /t of copper in 2004 to 7 723 PLN /t of copper in 2005.

Apart from inventories and investments, an important item in the structure of current assets is short-term debtors, which in 2005 increased by 10.9%, mainly due to an increase in the value of sales of products from copper and silver.

The increase in financial assets had the greatest impact on the decrease in the current and liquid assets turnover ratios. The remaining assets effectiveness ratios did not significantly differ from the level recorded in 2004.

Table 11. Assets effectiveness ratios

	2004	2005
Assets turnover ratio	0.7	**0.7**
Non-current assets turnover ratio	1.0	**1.1**
Current assets turnover ratio	2.6	**2.0**
Liquid assets turnover ratio	6.6	**3.4**

Ratios calculated based on end-of-year balances, pursuant to methodology described in Annex A.

3.2. BALANCE SHEET: EQUITY AND LIABILITIES

In 2005 the basic source of financing of assets was equity, whose share in total assets amounted to 56.6%.

Table 12. Sources of financing of assets and their structure, as at end of period ('000 PLN)

	31.12.2004	31.12.2005	Structure (%)	Change (2004=100%)
Equity	**5 336 804**	**6 214 078**	56.6	116.4
Share capital	2 000 000	**2 000 000**	18.2	100.0
Reserve capital	1 629 743	**2 083 888**	19.0	127.9
Revaluation reserve	874 710	**(159 166)**	x	x
Retained profit (loss) from prior years	(564 818)	**-**	-	-
Net profit (loss)	1 397 169	**2 289 356**	20.9	163.9
Liabilities and provisions for liabilities	**3 611 632**	**4 763 176**	43.4	131.9
Provisions for liabilities	1 460 034	**1 666 358**	15.2	114.1
Long term liabilities	39 050	**40 489**	0.4	103.7
Short term liabilities	1 945 207	**2 805 065**	25.6	144.2
Accruals and deferred income	167 341	**251 264**	2.3	150.2
Total equity and liabilities	**8 948 436**	**10 977 254**	100.0	122.7

Equity was significantly impacted by net profit and by a change in the revaluation reserve. In 2005 the Company realised a higher profit than that recorded in 2004 by PLN 892 187 thousand (an increase of 63.9%). The revaluation reserve meanwhile decreased by PLN 1 033 876 thousand, mainly due to the valuation of the effective part of hedging transactions, PLN (1 471 625) thousand.

Reserve capital increased by PLN 997 170 thousand due to the distribution from profit over the minimum statutory requirement, and by PLN 21 793 thousand due to the transfer of reserve capital related to the valuation of fixed assets. Reserve capital also represented a source for covering the losses from prior years (PLN 564 818 thousand), being the result of changes in accounting principles, including a change in the method of valuation of shares in subordinated entities. Since 2004 these entities have been accounted for using the equity method.

The main items in provisions for liabilities are: the actualised provision for future employee benefits in the amount of PLN 817 019 thousand, the provision for mine closure costs in the amount of PLN 378 760 thousand and the deferred tax provision in the amount of PLN 322 626 thousand. The remaining provisions mainly relate to unresolved issues and potential liabilities, including due to future liabilities for the years 2003-2005 from the property tax on underground mining facilities (a provision created in the amount of PLN 65 818 thousand).

As respects short-term liabilities, nearly half represent liabilities relating to financial instruments. Their value in comparison to the end of 2004 increased by PLN 766 950 thousand.

In 2005 there was an increase in the prices of some materials and of energy. The Company also increased the production of electrolytic copper, which was related to a quantitative increase in consumption. Both factors (price and quantity) were the main cause of the increase in short-term trade liabilities (an increase of PLN 154 519 thousand).

In August 2005 the Company repaid in full its working credit bank loans prior to maturity (USD 75 000 thousand) and at the end of 2005 held no debt in this regard.

The value of long-term liabilities did not change significantly in comparison to the prior year. Liabilities, as previously, were mainly composed of financial leasing (PLN 21 489 thousand) and loans (PLN 19 000 thousand).

The ratios describing the relation between equity and assets did not change significantly in respect of 2004.

Table 13. Assets financing ratios

	2004	2005
Level of assets coverage by equity	0.6	**0.6**
Level of non-current assets coverage by equity	0.8	**0.9**
Level of non-current assets coverage by long term capital	1.0	**1.1**
Level of current assets coverage by short term liabilities	0.8	**0.7**

Ratios calculated based on year-end balances, pursuant to methodology described in Annex A.

Off-balance sheet liabilities and debtors

At 31 December 2005 contingent debtors of the Company amounted to PLN 65 722 thousand, of which PLN 64 845 thousand related to disputed issues with tax authorities. Contingent liabilities at the end of 2005 amounted to PLN 38 040 thousand, including PLN 36 968 thousand due to guarantees and securities granted to related entities.

The remaining off-balance sheet liabilities are composed of:

- liabilities due to obtaining free, statutory rights to perpetual usufruct of State Treasury land for a period of 99 years in the amount of PLN 376 425 thousand – these liabilities are not payable, but only represent a basis to make yearly payments to the State budget,
- liabilities in the amount of PLN 79 721 thousand due to rationalization and R&D work (also in this regard PLN 31 292 thousand was presented in accruals, and a provision of PLN 5 377 thousand was charged to other operating activities), and
- liabilities in the amount of PLN 2 588 thousand due to disputed issues and court proceedings in progress, etc.

3.3. LIQUIDITY

Financial resources

The Structure of Company cash and cash equivalents is shown in the table below:

Table 14. Structure of Company cash and cash equivalents at end of period ('000 PLN)

	31.12.2003	31.12.2004	31.12.2005	Change (2004=100%)
Cash on hand and in bank deposits	21 933	4 255	2 366	55.6
Other cash and cash equivalents	5	-	-	x
Other cash assets, of which:	252 462	317 789	1 641 144	×5.2
-cash assets payable up to 3 months	252 174	317 513	1 640 111	×5.2
-interest on cash assets payable up to 3 months	288	276	1 033	×3.7
Total	274 400	322 044	1 643 510	×5.1

Concentrating the cash and cash equivalents of the Divisions causes cash on hand and in bank deposits to be maintained at a low level. The significant increase in cash and cash equivalents is the result of an advantageous macroeconomic situation.

Financial income from the depositing of periodically free cash resources and financial investments is shown below:

Table 15. Financial income from the depositing of periodically free cash resources and short-term investments ('000 PLN)

	2003	2004	2005	Change (2004=100%)
On-demand bank deposits	136	598	**48**	8.0
Securities	96 128	97 979	**40 900**	41.7
Fixed term bank deposits	3 654	5 798	**20 130**	×3.5
Total	99 918	104 375	**61 078**	58.5

Periodically free cash resources deposited in fixed term accounts generated financial income in the amount of PLN 20 130 thousand. The increase in income from bank deposits was due to the increase in the level of cash and cash equivalents.

Due to the decrease in the value of bonds of DIALOG S.A. held, there was a decrease in financial income in this regard.

Credit servicing in 2005.

Operating credit in BRE Bank S.A.

On 10 April 2003 the Company signed an agreement with BRE Bank S.A. for foreign currency operating credit of USD 30 000 thousand with interest of 1 month LIBOR + a margin of 0.90%.

On 22 November 2004 by Annex nr 1, the amount of this credit was increased from USD 30 000 thousand to USD 50 000 thousand, the repayment schedule was set out in equal installments during the period from 30 June 2005 to 22 November 2005, and the credit margin was reduced to 0.47%.

With respect to this credit two tranches were drawn in the total amount of USD 25 000 thousand: on 26 November 2004 USD 10 000 thousand and on 30 November 2004 USD 15 000 thousand. The Company entirely repaid this debt prior to its maturity on 31 August 2005.

Operating credit in Bank Pekao S.A.

On December 15, 2004 the Company signed an Agreement for operating credit of USD 50 000 thousand in Bank Pekao S.A. with a maturity of 21 December 2005. Pursuant to this agreement, on 22 December 2004 the credit was fully drawn to be used for the partial refinancing of debt arising from an Agreement dated 18 July 2003 for credit in the amount of PLN 471 130 thousand and USD 159 500 thousand for KGHM Polska Miedź S.A. organised by Bank Polska Kasa Opieki Spółka Akcyjna, Powszechna Kasa Oszczędności Bank Polski S.A. and Bank Przemysłowo-Handlowy PBK.

Interest for this credit was set at 1 month LIBOR + a margin of 0.45%. This credit was entirely repaid prior to its maturity on 31 August 2005.

Lines of credit in current accounts

Agreements for lines of credit in BRE Bank SA to USD 10 000 thousand and in Bank Pekao S.A. to PLN 71 000 thousand expired respectively on 6 April 2005 and 21 November 2005.

The Company has access to a line of credit in a current account in Bank Handlowy w Warszawie S.A. up to USD 10 000 thousand. At 31 December 2005 the Company had not made use of this line.

3.4. INCOME STATEMENT

Profit before extraordinary items and taxation in 2005 amounted to PLN 2 634 563 thousand and was higher by 82.2% in relation to the prior year. This result was impacted by:

- a profit from sales of PLN 2 706 766 thousand,
- a loss on other operating activities of PLN (198 068) thousand,
- a profit on financial activities of .PLN 125 865 thousand.

Table 16. Basic items of the income statement

	2003	2004	2005	Change (2004=100%)
Revenues from the sale of products, goods for resale and materials	4 740 424	6 341 994	**8 000 085**	126.1
Operating costs	4 309 055	4 712 887	**5 293 319**	112.3
Profit (loss) from sales	**431 369**	**1 629 107**	**2 706 766**	166.2
Other operating income	59 298	77 044	**85 425**	110.9
Other operating costs	133 254	152 122	**283 493**	186.4
Operating profit (loss)	**357 413**	**1 554 029**	**2 508 698**	161.4
Financial income	673 884	526 889	**395 152**	75.0
Financial costs	508 547	635 015	**269 287**	42.4
Profit (loss) before extraordinary items and taxation	**522 750**	**1 445 903**	**2 634 563**	182.2
Extraordinary gains	51	304	-	x
Extraordinary losses	35	304	-	x
Profit (loss) before taxation	**522 766**	**1 445 903**	**2 634 563**	182.2
Taxation	160 952	295 552	**417 331**	141.2
Other obligatory deductions from profit	(3)	-	-	x
Share in net profits of subordinated entities accounted for using the equity method	167 770	246 818	**72 124**	29.2
Net profit (loss)	**529 587**	**1 397 169**	**2 289 356**	163.9

The result on sales was decisively impacted by the following external factors:

- the high level of copper and silver prices, and
- the relatively low USD/PLN exchange rate.

In comparison to 2004, the following factors were the primary cause of the increase in the result on sales:

- an increase in copper prices by 28.5% and silver prices by 9.8%,
- the strengthening of the PLN versus the USD by 11.5%,
- a decrease in the loss from settlement of hedging transactions, from PLN (913 628) thousand to PLN (228 662) thousand (details on commodity and currency hedging transactions, and transactions related to the hedging of bank loans, are presented on page 6), and
- an increase in the unit cost of electrolytic copper production by 16.0%.

Table 17. Basic factors affecting the result from sales of KGHM Polska Miedź S.A.

	Unit	2003	2004	2005	Change (2004=100%)
Sale of copper and copper products	'000 t	523 853	542 681	**552 275**	101.8
Silver sales	t	1 327	1 366	**1 250**	91.5
Average copper price on LME	USD/t	1 780	2 868	**3 684**	128.5
Average silver price on LBM	USD/kg	157	214	**235**	109.8
Average USD/PLN exchange rate per NBP	PLN/ USD	3.89	3.65	**3.23**	88.5
	PLN /t	6 237	6 660	**7 723**	116.0
Unit electrolytic copper production cost	USD/t	1 603	1 825	**2 388**	130.8

In 2005 99.1% of revenues from sales represented revenues from the sale of products, of which: 47.1% - from the sale of cathodes and their parts, 35.1% - copper wire rod, 11.3% - metallic silver. Revenues from the sale of products were higher by PLN 1 682 893 thousand, i.e. by 27.0% in relation to the prior year. This was composed of higher prices: copper by 30.3%, silver by 9.2%, of an increase in the volume of sales: cathodes by 5.5%, gold by 32.4%, and of a decrease in silver sales by 8.5%.

The loss in other operating activities of PLN 198 068 thousand was due to:	'000 PLN
- the release and creation of provisions, of which for:	(204 753)
- employee and related liabilities	(106 027)
- the creation of a provision for liabilities due to property taxation on underground mining facilities	(65 818)
- future mine closure costs	(19 342)
- reversal of an allowance	36 396
- the revaluation of non-financial assets	(22 913)
- donations granted	(10 731)
- the refund of premiums on social insurance	7 829
- the costs of liquidating tangible fixed assets	(7 487)
- the execution of penalties, fines and compensation	6 330
- other	(2 739)

Financial activities showed a profit of PLN 125 865 thousand, which was impacted by:	'000 PLN
- interest received and paid	83 222
- profit from other financial investments	50 750
- a change in the provision for mine closure costs	(25 221)
- exchange rate differences	(21 438)
- revaluation of investments	19 430
- profit from the disposal of investments	9 942
- revaluation of debtors from financial operations	9 315
- other	(135)

The profit before taxation was charged by income tax in the amount of PLN 417 331 thousand. Taxation in the amount of PLN 509 835 thousand, calculated at a rate of 19% of the taxable base, was decreased by PLN 103 503 thousand due to temporary differences and increased by PLN 10 999 thousand, i.e. by an adjustment to taxation from prior years.

In accordance with the requirements of the tax law, the basis for taxation (taxable base) was established by the adjustment of profit before taxation („+" being an increase, „-" being a decrease in the profit before taxation):

Table 18. Adjustment to profit before taxation by the change in taxable base ('000 PLN)

Profit before taxation	**2 634 563**
Adjustment of revenues, of which:	(776 594)
- an increase of income (including for income and premiums received from hedging transactions, and realised exchange rate gains on bank loans)	+496 385
- a decrease of income (including accrued income from forward transactions, the valuation of financial instruments, income taxed in lump sum payments, the release of provisions, and interest received on overpaid liabilities)	(1 272 979)
Adjustment of costs, of which:	+758 518
- an increase of costs (including realised costs of financial instruments, an adjustment for tax depreciation costs, the release of provisions, and realised negative exchange rate differences)	(1 015 582)
- a decrease of costs by non-tax deductible expenses (including for accrued financial costs of forward transactions, created provisions, unpaid wages together with charges, non-tax deductible depreciation, costs of renting and leasing utilities, and donations)	+1 774 100
Share in net profits of subordinated entities accounted for using the equity method	+72 124
Other adjustments (including donations, tax-free income)	(5 266)
Taxable income	**2 683 345**

Financial ratios

The table below shows the ratios describing the economic activities of KGHM in the years 2003-2005:

Table 19. Basic economic ratios for the Company

	2003	2004	2005
Current liquidity	1.18	1.23	**1.39**
Quick liquidity	0.75	0.77	**0.99**
ROA - return on assets (%)	6.5	15.6	**20.9**
ROE - return on equity (%)	15.2	26.2	**36.8**
Debt ratio (%)	41.0	24.0	**28.2**
Durability of financing structure (%)	75.2	75.0	**70.6**

Liquidity ratios show the relationship of current assets, or their more liquid part, to short-term liabilities and remain at a level which does not endanger current liquidity.

The positive financial result was responsible for the improvement in the following factors: return on assets (ROA), and return on equity (ROE). The repayment of loans in 2004 significantly reduced the debt ratio while the durability of financing ratio remained unchanged. The increase in liabilities related to forward transactions led to a deterioration in this relationship in 2005.

Capital market ratios

The Company's activities are characterised by the following capital market ratios, significant from an investor's point of view:

Table 20. Capital market ratios

		2003	2004	2005
EPS (PLN)	Net profit (loss) / number of shares	2.65	6.99	**11.45**
P/CE	Price per share / financial surplus per share	6.3	3.7	**4.8**
P/E	Price per share / earnings per share	9.9	4.5	**5.5**
MC/S	Market capitalisation*/ revenues from sales	1.1	1.0	**1.6**
P/BV	Price per share / book value per share**	1.5	1.2	**2.0**

** Market capitalisation represents total shares outstanding times share price from the last day of the year.*

(200 mln shares x PLN 26.20 in 2003; PLN 31.30 in 2004; PLN 62.50 in 2005)

*** Book value equals that of the balance sheet date.*

3.5. COSTS OF BASIC OPERATIONS

The operating costs of the Company are significantly impacted by the electrolytic copper production cost.

Table 21. Unit electrolytic copper production costs

	Unit	2003	2004	2005	Change (2004=100%)
Total unit copper production cost	PLN/t	6 237	6 660	**7 723**	116.0
	USD/t	1 603	1 825	**2 388**	130.8
	USc/lb	72.74	82.78	**108.32**	130.8
of which: cash cost* of copper production	PLN /t	5 800	6 270	**7 314**	116.7
	USD/t	1 491	1 718	**2 261**	131.6
	USc/lb	67.63	77.93	**102.60**	131.6
USD exchange rate	PLN /USD	3.89	3.65	**3.23**	88.5

** Cash cost - total cost minus depreciation*

The total unit copper production cost expressed in PLN increased by 16.0%, i.e. by PLN 1 063 PLN/t, with average annual inflation of 2.1% and increased electrolytic copper production of 1.9%. The cost of copper production produced from external batches increased by 8.6 %, while that from internal batches increased by 17.2 %, which was mainly due to an increase in the following types of costs:

- labor,
- materials and energy (spare parts, fuel),
- external services (repairs, maintenance, preparatory mining work),

and by a decrease in the value of anode slimes containing silver and gold by 4.6%.

Copper production costs represent around 83% of total costs by type. The structure of costs by type is shown in the table below:

Table 22. Structure of costs by type (%)

	2003	2004	2005
Depreciation	7	6	**5**
Materials and energy consumption	34	38	**36**
External services	18	17	**17**
Labor costs	34	32	**35**
Taxes and fees	5	5	**5**
Other	2	2	**2**

In 2005 costs by type increased by 9.4%, i.e. by PLN 446 927 thousand, mainly due to the following:

- an increase in labor costs by 17.2%, i.e. by PLN 265 183 thousand, mainly due to: an increase in basic wage rates in 2005 by 9.3% (around PLN 115 700 thousand with charges), the payment of special bonuses (around PLN 93 940 thousand), the payment of additional wages for work on Sundays and holidays for 2004 and for the 12 months of 2005 (around PLN 37 900 thousand with charges),
- an increase in materials and energy consumption by 4.9%, i.e. by PLN 88 458 thousand, mainly due to the increase in the value of consumed fuel, spare parts, machinery and energy,
- an increase in the value of external services by 7.0%, i.e. by PLN 58 050 thousand, mainly due to: repairs and maintenance and the use of igniters for the incineration of throat gas, and
- depreciation by 6.7%, i.e. by PLN 18 327 thousand.

The Company Budget for 2006 foresees an increase in operating costs - the planned total unit cost of copper production amounts to 8 910 PLN/t – 15.4% higher in comparison to 2005. This increase in costs mainly relates to:

- material consumption (due to the increase in the value of external batches – concentrates, scrap),
- external services (due to higher repair-maintenance services, consultancy services, and preparatory mining work),
- depreciation (related to the planned commissioning of new machinery and equipment),
- labor costs (mainly due to an increase in employee benefits, including PPE (the employee retirement program)), and
- energy (an assumed increase in prices by 5 %).

3.6. UNUSUAL EVENTS IMPACTING THE FINANCIAL RESULTS OF THE COMPANY

The results of the Company were impacted by decisions related to the inclusion in the accounts of 2005 of the following events of an unusual character:

Table 23. Unusual events impacting the financial results of the Company ('000 PLN)

	impact on pre-tax result
Provisions created or increased for future expenses and liabilities, due to:	
– revaluation of provisions for future employee benefits – retirement/disability rights, jubilee awards and coal equivalent payments	(106 027)
– the creation of a provision for liabilities due to property taxation on underground mining facilities	(65 818)
– revaluation of provisions for future mine closure costs and for the costs of liquidating other technological objects	(44 562)
– a donation to a related entity to be used for the financing of medical equipment	(8 345)
– wages related to rationalisation and R&D projects	(5 377)
– other liabilities	(523)
Release or decrease of provisions, due to:	
– revaluation of provisions towards municipalities due to signed donation agreements	647
– release of provisions for state budget interest	1 110
– release of provisions for environment-related penalties	400
– other (incl. resolution of disputed issues)	247
Valuation of long- and short term financial assets:	
– accounting of shares in subordinated entities using the equity method *	72 124
– result of measurement of derivative instruments	15 766
– result of measurement to fair value of other financial assets	3 664

Write-offs revaluing debtors and tangible assets (or their reversal):	
– reversal of allowance for disputed debtors due to VAT	43 241
– allowance for debtors due to payment of property tax	(10 593)
– allowances for other debtors together with interest (excess of allowances released over created)	(2 180)
– write-off of inventories to net market price	(2 126)
– permanent diminution in value of tangible fixed assets	(5 230)

** impact on net profit*

3.7. RISK MANAGEMENT

In 2005 strategies hedging the copper price represented appx. 20% of sales of this metal realised by the Company (in 2004 this figure was appx. 54%). In the case of silver this figure was at the level of appx. 37% (in 2004 – appx. 51%). In the case of the currency market hedged revenues from sales represented appx. 17% of total revenues from sales realised by the Company (in 2004 – appx. 35%).

Due to the increase in copper and silver prices, transactions hedging metals prices were settled with a negative result. Due to appreciation of the PLN versus the USD, currency transactions were settled with a positive result. In 2005 the result on derivative instruments was at the level of PLN (218 720) thousand, of which PLN (228 662) thousand (in 2004 this figure was PLN (913 628) thousand) adjusted revenues from sales (the amount transferred from equity to the income statement during the financial period), while PLN 9 942 thousand (in 2004 PLN 41 666 thousand) represented financial income (gain on the sale of investments). Details on commodity and currency hedging transactions and transactions related to the hedging of bank loans adjusting revenues from sales are presented on page 6.

In 2005 the Company implemented copper price hedging strategies in the total volume of 247.5 thousand tonnes and a timeframe comprising the second half of 2005, 2006 and 2007. The Company made use of options and swaps.

In the case of the silver market, strategies were implemented during the analysed period hedging the price of this metal, in the total volume of 6 mln troz (appx. 187 tonnes) and a timeframe comprising the second half of 2006 and the first half of 2007, using options and swaps.

With respect to actions on the currency market, in 2005 the Company implemented a strategy hedging the USD/PLN exchange rate for the total nominal value of USD 675 mln and a timeframe comprising the second quarter of 2005, the second half of 2005, 2006 and 2007. Options and forward contracts were used.

The Company remains hedged for a portion of its copper sales planned in 2006 (appx. 33%), and in 2007 (appx. 16%), for a portion of planned silver sales in 2006 (appx. 34%) and in the first half of 2007 (appx. 8%), and also for a portion of revenues from sales (currency market), planned to be achieved in 2006 (appx. 18%) and in 2007 (appx. 9%).

The Company continuously monitors the commodity and currency markets, which are the basis for taking decisions on implementing hedging strategies.

Due to the dynamic increase in copper and silver prices in the fourth quarter of 2005 and to the forecasted maintenance of high prices in 2006, the Management Board of the Company will implement to a limited degree new hedging strategies on the metals market. In the hedging strategies implemented in the years 2004 and 2005 instruments were applied which did not allow the Company to fully exploit the bull market in metals. The Management Board of the Company will attempt to ensure that the eventual implementation of further strategies for hedging metals prices will enable the Company to participate in price increases.

The main risk to which the Company is exposed is market risk. This comprises:
- the risk of changes in metals prices,
- the risk of changes in currency rates, and
- the risk of changes in interest rates.

A detailed description of the risk management policy of the Company together with an identification of the main types of risk may be found in additional explanatory notes Nr 1.2.10-12.

3.8. DISPUTED ISSUES

Proceedings before a court, a body appropriate for arbitration or a body of public administration

The total amount of principal debtors which are subject to disputed proceedings both by and against KGHM Polska Miedź S.A. at 31 December 2005 amounted to PLN 125 005 thousand, including debtors of PLN 79 574 thousand and liabilities of PLN 45 431 thousand.

The largest proceedings at 31 December 2005 by KGHM Polska Miedź S.A. related to debtors are appeals by the Company of the decisions of tax bodies, relating to:

- **payment from profit for 1996**

  Value of disputed amount: PLN 23 727 thousand. The Company appealed a decision of the Legnica branch of the Tax Office in Wrocław in July 2003 to the Wrocław branch of the NSA (Supreme Administrative Court). As the Wrocław branch of the NSA refused the appeal, on 25 February 2004 the Company submitted a cassation appeal to the NSA in Warsaw, which was refused by a decision dated 30 June 2004. On 7 December 2004 the Company submitted an appeal to the Constitutional Tribunal. This appeal had not yet been heard at 31 December 2005.

- **corporate income tax for 2001**

  Value of disputed amount: PLN 8 736 thousand. The Company appealed a decision of the Tax Office in Wrocław, which had assessed the Company with the obligation to pay additional corporate income tax for 2001, to the Wrocław branch of the NSA.

- **tax on underground mining property for 2004**

  Value of disputed amount: PLN 3 678 thousand. Proceedings were initiated in August 2005. A local appeals court (Samorządowe Kolegium Odwoławcze) overturned the decision of the Mayor of Lubin setting out the amount of liabilities for property tax in 2004, including on underground mining property, and suspended proceedings with the decision dated 24 October 2005. The public prosecutor, acting in the interest of the Mayor of Lubin, submitted an appeal to the Voivodeship Administrative Court.

As the Company has already made payment on tax in arrears arising from appealed decisions of the tax authorities, a favorable resolution of this issue would lead to a refund of money paid, together with interest.

On 10 February 2006 the Company received written information on refusal of the cassation appeal of a Division of the Company before the NSA in an issue related to property tax for 2003 on underground mining facilities. The Company recognised the financial effects related to taxation on underground mining facilities in this regard in the accounts of 2005. At the date of preparation of this report the Company had not received written justification for the above rulings, which will be the basis for taking any eventual decisions as respects continuation of this dispute.

The largest proceedings related to the liabilities of the Company at 31 December 2005 are as follows:

- **payment of damages due to contamination of water** from the AQ1 and AQ2 water supplies by the activities of KGHM Polska Miedź S.A. on the terrain of the municipality (Gmina) of Warta Bolesławiecka.

  In April 2003 the company BOBMARK INTERNATIONAL Sp. o. o. with its registered head office in Warsaw submitted a suit to the Regional Court in Legnica, Section I (Civil Cases) against the Company and PEW AQUAKONRAD S.A. for the payment of damages in the amount of PLN 12 299 thousand due to the contamination of water from the AQ1 and AQ2 water supplies by the activities of KGHM Polska Miedź S.A.

  The Regional Court, by a ruling dated 20 June 2005, due to curtailment of the suit by the plaintiff, discontinued proceedings related to the amount of PLN 460 thousand, and the value of the subject of the dispute was decreased and amounts to PLN 11 839 thousand.

  On 15 July 2005 the Company received a ruling of the Regional Court on the admission, based on the request of KGHM Polska Miedź S.A. and AQUAKONRAD S.A. in liquidation, as evidence in this matter, opinions regarding evaluation of the possibilities of selling the source water on the German and Polish markets, estimation of the amount of costs of promoting this water, determing the actual level of benefits lost by the plaintiff and estimating the amount of losses related to transferring the production line to another locality.

In a ruling dated 16 September 2005 the Court set a 3-month deadline for an external, specialist company to issue an opinion. These proceedings have not been concluded.

- **fee for use of a patent** for the period from January 1997 to 31 December 2002

  Value of disputed amount: PLN 10 602 thousand. The suit of TKW Combustion Sp. z o.o. in Głowno was submitted to the Regional Court in Świdnica, Section VI Economic Cases, on 30 July 2003. In the opinion of the Company this suit is groundless due to the fact that the basis for utilisation of this project is a licensing agreement dated 25 July 1991, authorising the Company to make use of this project for an indefinite period, with a licensing fee only for the first five years of use of the project. The court, by a ruling dated 13 January 2004, adjourned the proceedings until the issue of the patent is heard. The proceedings on annulling the patent have not been concluded.

Disputed tax issues

In 2005 due to disputed tax issues which are settled with the State Budget, the Company received a refund on overpayment of taxation together with interest in the amount of PLN 64 183 thousand, of which PLN 64 087 thousand increased net profit for the financial year.

The above amount relates to the resolution, favorable for the Company, by the Voivodeship Administrative Court of a dispute involving VAT.

Of the amount of PLN 64 087 thousand recognised in profit and loss, PLN 22 830 thousand related to the principal, while PLN 41 257 thousand represented interest and sanctions.

Remaining in proceedings before the Voivodeship Administrative Court are two disputed tax issues related to corporate income tax for the years 1998 and 2001, with the total amount of claims arising from submitted appeals in the amount of PLN 10 164 thousand.

Remaining in proceedings before the NSA in Warsaw are issues totalling PLN 1 663 thousand, relating to:
- personal income tax for 2000,
- corporate income tax for 2000, and
- VAT for 3 months of 1999.

In 2004 the Company submitted an appeal of a constitutional nature to the Constitutional Tribunal regarding payment from profit for the years 1996 and 1997 in the amount of PLN 29 021 thousand. There is as yet no resolution of this matter.

These issues mentioned above do not represent liabilities for KGHM Polska Miedź S.A. with respect to any payment of overdue taxation arising from the decisions being appealed. Advantageous resolutions of these issues would result in a refund of the taxes in arrears together with interest due.

4. REALISATION OF COMPANY GROWTH ASSUMPTIONS

4.1. REALISATION OF COMPANY STRATEGY

In 2005 the Company pursued the Strategy for the development of KGHM Polska Miedź S.A. and the Group for the years 2002-2006 and long-term assumptions to the year 2016 as approved by the Supervisory Board in November 2002. One of the primary goals in the strategy of the Company is to increase its value, which is to be achieved by realising three basic strategic directions:

- increasing the value of existing mining, metallurgical and processing assets,
- developing (acquiring) additional mining, metallurgical and processing assets related to the production of copper, and
- developing the mining, metallurgical and processing assets of other metals.

Preliminary work was begun related to the program to modernise the process of pyrometallurgy in the smelters of KGHM Polska Miedź S.A. (construction of a flash furnace) and construction of an installation for hydraulic transport of copper concentrate to the smelters. Continuation of these projects is contingent upon there being positive results from the economic analysis of these projects. Based on economic assumptions, realisation of these investments is to have a great impact on reducing future copper production costs.

Organisational and technical actions were taken aimed at adapting existing production technology (mining, ore enrichment, smelting) to forecast copper ore deposit parameters (ore thickness, copper content, geotechnical parameters in the mines, etc.), the quality of excavated ore and recovered copper concentrate. In addition, work is being carried out related to seeking new mining technology, increasing the effectiveness of the copper ore floatation process and optimising production in the smelters. New solutions have been implemented related to managing the organisational structure of the Company, aimed at increasing labor productivity and reducing unit production costs. As part of those actions aimed at increasing the copper ore resources owned by the Company (so-called ore assets), work is continuing aimed at accessing the Głogów Głęboki Przemysłowy deposit. Realisation of this project will increase the copper ore resource base owned by the Company, enabling the current level of production to be maintained well into the future.

Analysis has been made of the mining potential and economics of deposits from the area of the „Old copper belt" as well as of deposits neighboring those currently being exploited (the Niecka Grodziecka, Wartowice, Wielowieś, Gaworzyce and Radwanice deposits). Analysis has also been made of the possibility of utilising anthropogenetic accumulations of copper and associated elements in waste from the copper ore enrichment process.

With respect to foreign investments the Company is carrying out work aimed at determining the propriety of continuing the Kimpe project in the Democratic Republic of Congo and is also performing preliminary work aimed at acquiring low-production-cost copper ore deposits globally (Latin America, Africa and Asia and the Pacific). The acquisition of mining assets (copper ore deposits), is aimed at acquiring additional sources of copper concentrate for the Company's smelters.

The most important activity in 2005, aimed at developing extractive and metallurgical activities as regards other metals, was initiation of a project related to the refining of lead. The result of its realisation will lead to the building of a lead refining section at the HM Legnica smelter, which will produce refined lead and its alloys. Realisation of this project will also lead to an increase in the production of silver.

With respect to the Group work was carried out aimed at preparing a Management Board decision on the eventual development of energy generation capacity (this project assumes the building of two gas-steam power plants located in Polkowice and Żukowice) and the building of an installation for the production of road building materials using tailings waste. In 2005 a division was separated involved in water-sewage management and was attached to „Energetyka" Sp. z o.o.

Conceptual work was completed on implementing a Balanced Scorecard as a tool in realising approved strategy and monitoring its implementation. Strategic goals were grouped in correlated strategic maps for the Company and for all of its Divisions in four aspects: finance, market (client), internal processes and development. Measurement factors were developed describing the realisation of goals accepted in the strategy of the Company, reflecting factors measuring the effectiveness of capital utilisation and the creation of economic value in KGHM. Strategic initiatives (enterprises) for aiding in their achievement were identified and assigned to specific goals.

Implementing a system of value management and a Balanced Scorecard will improve the process of taking strategic and operational decisions by concentrating on key factors which shape the value of the Company.

The projects and organisational activities mentioned above, related to realisation of assumptions approved in the strategy of the Company, will be continued in 2006, following detailed technical and economic analysis and the granting of a positive opinion by the Supervisory Board of the Company.

4.2. REALISATION OF PROJECTED FINANCIAL RESULTS FOR 2005

In the current report dated 21 October 2005 the Company published its assumptions to the Forecast of financial results for 2005 – Annex to the Budget, as approved at the meeting of the Supervisory Board on this same day.

The projection anticipated the achievement in 2005 of revenues from the sale of products, goods for resale and materials of PLN 7 540 mln and net profit of PLN 2 078 mln.

Details regarding the basic assumptions, forecasted results and their realisation are presented in the table below:

Table 24. Realisation of projected Company financial results for 2005

		Forecast dated 21.12.2004 *	Forecast dated 30.08.2005 **	Forecast dated 21.10.2005 ***	Execution 2005	% of forecast realised
Revenues from sales	mln PLN	5 936	7 217	7 540	**8 000**	106.1
Net profit	mln PLN	943	1 920	2 078	**2 289**	110.2
Average annual copper prices	USD/t	2 550	3 200	3 553	**3 684**	103.7
Average annual silver prices	USD/kg	187	222	226	**235**	104.0
USD/PLN exchange rate	PLN /USD	3.30	3.30	3.22	**3.23**	100.3
Electrolytic copper production	'000 t	552	552	552	**560**	101.4
Silver production	t	1 219	1 230	1 230	**1 244**	101.1
Unit cost of electrolytic copper	PLN/t	7 180	7 450	7 720	**7 723**	100.0
production	USD/t	2 175	2 258	2 394	**2 388**	99.7

** Based on the Budget for 2005 approved by the Supervisory Board on 20 December 2004*
*** Based on the Adjusted Budget for 2005 approved by the Supervisory Board on 12 September 2005*
**** Based on the Annex to the Budget for 2005 approved by the Supervisory Board on 21 October 2005*

The financial results are superior to those planned primarily due to higher-than-assumed metals prices, a higher volume of copper and silver sales and to a more advantageous exchange rate, alongside negative results from the settlement of hedging transactions.

The effect of more beneficial-than-assumed macroeconomic conditions was limited by the negative accounting using the equity method of the shares of DIALOG S.A. due to the carried-out test for impairment loss of the non-current assets of this company, and the impairment loss recorded in the fourth quarter of 2005 of PLN 184 mln.

4.3. PROJECTED COMPANY FINANCIAL SITUATION

On 30 January 2006 the Supervisory Board approved the Budget of the Company for 2006, based on which the Company assumes achievement of the following:

- revenues from the sale of products, goods for resale and materials PLN 8 117 mln,
- net profit PLN 1 839 mln.

Significant assumptions of the forecast:

1. Macroeconomic factors
   - average annual electrolytic copper price 4 200 USD/t,
   - average annual metallic silver price 8.00 USD/troz (257 USD/kg),
   - average annual exchange rate 3.15 PLN/USD.
2. Internal factors:
   - electrolytic copper production 565 thousand t,
   - metallic silver production 1 127 t,
   - total unit cost of electrolytic copper production PLN 8 910 /t,

- investments in tangible assets PLN 932 mln.

In the current year the Company assumes a change in the production structure - an increase in the share of production of copper from the processing of external batch materials from 8% in 2005 to 16% in 2006, which will be a basic factor in the increase of the total unit cost of electrolytic copper production. This decrease in the production of copper from internal batches is due to the necessity of rebuilding smelter inventories to a normative level. Given the relatively high increase in the cost of copper production in recent years, the Company is formulating a strategy for limiting cost increases.

The assumed for 2006 revenues from sales of products, goods for resale and materials of PLN 8 117 million reflect the loss on hedging transactions at the level of PLN 869 mln.

In 2006 significant expenditures are assumed on tangible investments, among others in relation to consideration of the following new projects: concentrate hydrotransport and the modernisation of pyrometallurgy in HM Głogów smelter. Realisation of these projects is contingent upon the results of analyses being carried out and on the passage of requisite decisions of the Management and Supervisory Boards. In addition work will be continued on construction of the SW-4 shaft and work on accessing the Głogów Głęboki Przemysłowy deposit.

It is assumed that the effects of realisation of the investment program will be the basic source of limiting any increase in production costs in future years.

Equity investments are accounted for in the income statement using the equity method. The projection does not reflect any eventual changes in equity commitment in the telecommunications assets of KGHM Polska Miedź S.A.

5. THE COMPANY ON THE SECURITIES MARKETS

5.1. COMPANY QUOTATIONS IN 2005

Since July 1997 the shares of the Company have been traded on the Warsaw Stock Exchange, while the depositary receipts of the Company have been traded on the London Stock Exchange. The trading unit in London is a GDR (Global Depositary Receipt), which represents two ordinary shares of the Company.

In 2005 the share prices of the Company on the Warsaw Stock Exchange increased from PLN 31.30 (the closing price from the last day of 2004) to PLN 62.50 (the closing price from 30 December 2005), representing an increase during 2005 of 99.7%. During this same period the Warsaw Stock Exchange (WIG) increased by 33.7%. During 2005 the share price of the Company repeatedly achieved new historical highs. The highest closing price for the Company's shares was recorded on 29 December – PLN 64.40, while the lowest was recorded on 28 and 31 January – PLN 27.60.

The share prices of the Company in 2005 compared to the WIG index is shown in the chart below:

Chart 2. Share quotations of KGHM Polska Miedź S.A. versus the WIG index


KGHM - PLN/share
WIG - '000 pts
WIG
KGHM
65
60
55
50
45
40
35
30
25
37
35
33
31
29
27
25
I
II
III
IV
V
VI
VII
VIII
IX
X
XI
XII

The average daily volume for the Company's shares on the Warsaw Stock Exchange in 2005 amounted to 778 thousand shares, while in 2004 it amounted to 646 thousand shares. In 2005 the share prices of the Company on both exchanges – Polish and British – were similar.

5.2. OWNERSHIP STRUCTURE OF THE COMPANY

The share capital of the Company amounts to PLN 2 000 000 thousand and is divided into 200 mln ordinary bearer shares having a nominal value of PLN 10 each. Each share grants the right to one vote at the General Shareholders Meeting. There is no limitation to the transferal of ownership rights to the shares of the Company or with respect to the execution of voting rights accruing to the shares of the Company, other than those generally prescribed by securities markets laws.

Based on information received by the Company, pursuant to art. 147 of the Law on the public trading of securities, at 31 December 2005 the following shareholders held a number of shares representing 5% or more of the share capital of the Company, as well as 5% or more of the total number of votes at the General Shareholders Meeting of the Company:

- The State Treasury - 88 567 589 shares, representing 44.28% of the share capital and the same number of votes at the General Shareholders Meeting of the Company (based on an announcement dated 12 January 2001);
- Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program of the Company) – 10 013 016 shares, representing 5.01% of the share capital of the Company and the same number of votes at the General Shareholders Meeting of the Company (based on an announcement dated 11 May 2005). Based on information received on a quarterly basis from the depositary bank, the number of depositary receipts issued at 31 December 2005 amounted to 7 307 854, representing 14 615 708 shares and 7.31 % of the total number of votes;
- Lansdowne Partners Limited Partnership – 10 572 441 shares, representing 5.29% of the share capital of the Company and the same number of votes at the General Shareholders Meeting of the Company (based on an announcement dated 12 July 2005).

After the balance sheet date Lansdowne Partners Limited Partnership reduced its stake in the share capital of the Company to a level below 5% and at 12 January 2006 controlled, on behalf of the funds which it manages, 9 282 114 shares, representing 4.64 % of the share capital and representing the same number of votes.

During 2005, JPMorgan Chase & Co acquired a level above 5% of the share capital, and on 4 October 2005 owned, directly or indirectly through subsidiaries, shares in KGHM Polska Miedź S.A., granting in total the right to 10 051 640 votes, i.e. 5.02% of the total number of votes, including 9 105 924, i.e. 4.55% of the votes in the form of GDRs.

On 21 November 2005 JPMorgan Chase & Co reduced its stake to 4.76% of the total number of votes, including 4.05% of the votes in the form of GDRs.

The amount and nominal value of shares of the Company being in the possession of management and supervisory personnel as at 31 December 2005, based on information held by the Company, is presented in the table below:

Table 25. The amount and nominal value of shares of KGHM Polska Miedź S.A. being in the possession of management and supervisory personnel as at 31 December 2005

Position	First, last name	Nr of shares	Nominal value (PLN)
Vice President of the Management Board	Wiktor Błądek	1 310	13 100
Vice President of the Management Board	Robert Nowak	100	1 000
Vice President of the Management Board	Sławomir Pakulski	500	5 000
Member of the Supervisory Board	Leszek Hajdacki	24	240
Member of the Supervisory Board	Ryszard Kurek	10	100

At 31 December 2005 the members of the Management Board and Supervisory Board of the Company were not in the possession of shares of the remaining related entities of the Company.

The Management Board of the Company has no information of agreements signed in 2005 which could result in changes in the proportion of shares held by present shareholders in the future.

The first shares of the Company were sold by the State Treasury in July 1997. In accordance with art. 36 of the Law dated 30 August 1996 on the commercialisation and privatisation of state enterprises, 15% of the shares of the pool of 200 mln, i.e. 30 mln shares, were granted freely to entitled employees. The shares acquired in this manner by employees were not permitted to be sold for a period of two years from the sale of the first shares by the State Treasury, while members of the Management Board were not allowed to sell their shares for a period of three years. These shares were introduced to stock exchange trading in two tranches:

- 29 995 760 shares from 7 July 1999,
- 4 240 shares from 7 July 2000 (shares acquired by employees serving as Members of the Management Board).

The Company does not have an employee stock option program and did not acquire any of its own (treasury) shares in 2005.

In 2003 the Company approved a document titled „Declaration regarding the implementation of Corporate Governance Principles by the Company", which among others assumed the introduction of principle nr 20 (respecting the best practices of Supervisory Boards and relating to the independence of Supervisory Board members) by June 2005. The Ordinary General Shareholders Meeting on 15 June 2005 resolved to carry out the appropriate changes in the Statutes of the Company.

A current declaration regarding the implementation of corporate governance principles, in accordance with the Regulations of the Warsaw Stock Exchange in Warsaw S.A., will be published on the date of publication of this annual report.

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
16 March 2006	*Krzysztof Skóra*	PRESIDENT OF THE MANAGEMENT BOARD	
16 March 2006	*Maksymilian Bylicki*	I VICE PRESIDENT OF THE MANAGEMENT BOARD	
16 March 2006	*Mirosław Biliński*	VICE PRESIDENT OF THE MANAGEMENT BOARD	
16 March 2006	*Wiktor Błądek*	VICE PRESIDENT OF THE MANAGEMENT BOARD	
16 March 2006	*Marek Fusiński*	VICE PRESIDENT OF THE MANAGEMENT BOARD	
16 March 2006	*Ireneusz Reszczyński*	VICE PRESIDENT OF THE MANAGEMENT BOARD	

ANNEX A: METHODOLOGY FOR CALCULATION OF RATIOS USED IN THIS REPORT

Assets effectiveness ratios

$$\text{Assets turnover ratio} = \frac{\text{revenues from the sale of products, goods for resale and materials}}{\text{total assets}}$$

$$\text{Non-current assets turnover ratio} = \frac{\text{revenues from the sale of products, goods for resale and materials}}{\text{non-current assets}}$$

$$\text{Current assets turnover ratio} = \frac{\text{revenues from the sale of products, goods for resale and materials}}{\text{current assets}}$$

$$\text{Liquid assets turnover ratio} = \frac{\text{revenues from the sale of products, goods for resale and materials}}{\text{short term debtors + cash and cash equivalents}}$$

Assets financing ratios

$$\text{Level of assets coverage by equity} = \frac{\text{equity}}{\text{total assets}}$$

$$\text{Level of non-current assets coverage by equity} = \frac{\text{equity}}{\text{non-current assets}}$$

$$\text{Level of non-current assets coverage by long term capital} = \frac{\text{equity + provisions + long term liabilities}}{\text{non-current assets}}$$

$$\text{Level of current assets coverage by short term liabilities} = \frac{\text{short term liabilities}}{\text{current assets}}$$

Economic activity ratios

$$\text{Return on sales} = \frac{\text{profit from sales}}{\text{revenues from the sale of products, goods for resale and materials}} \times 100$$

$$\text{Current liquidity} = \frac{\text{current assets}}{\text{short term liabilities}}$$

$$\text{Quick liquidity} = \frac{\text{current assets - inventory}}{\text{short term liabilities}}$$

$$\text{ROA (return on assets)} = \frac{\text{net profit}}{\text{total assets}} \times 100$$

$$\text{ROE (return on equity)} = \frac{\text{net profit}}{\text{equity}} \times 100$$

$$\text{Debt ratio} = \frac{\text{total liabilities + accruals and deferred income}}{\text{equity and liabilities}} \times 100$$

$$\text{Durability of financing structure} = \frac{\text{equity + long term provisions + long term liabilities}}{\text{equity and liabilities}} \times 100$$

ANNEX B: CURRENT REPORTS OF THE COMPANY PUBLISHED IN 2006 – TO THE DATE OF PREPARATION OF THE 2005 ANNUAL REPORT

After the balance sheet date the Company published the following current reports:

2006-01-06 Contract with KGHM Polish Copper Ltd.

On 6 January 2006 a contract was signed between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. (a subsidiary of KGHM Polska Miedź S.A.) for the sale of copper cathodes in 2006. The estimated value of this contract is USD 286 920 thousand (i.e. PLN 901 388 thousand). This amount was estimated based on the copper price and National Bank of Poland exchange rate from 5 January 2006.

2006-01-13 Sale of significant packet of shares

Based on an announcement dated 12 January 2006 Lansdowne Partners Limited Partnership stated that it had reduced its commitment in the share capital of the Company to a level below 5% and on this day controlled, on behalf of client funds which it managed, 9 282 114 shares, representing 4.64 % of the share capital and representing the same number of votes at the general meeting of shareholders.

2006-01-30 Resignation of a member of the Supervisory Board

On 30 January 2006 the Company received information from Marek Wierzbowski on his resignation from the Supervisory Board of KGHM Polska Miedź S.A.

2006-01-31 Resolutions passed by the Extraordinary General Shareholders Meeting on 31 January 2006

The subject of the Extraordinary General Meeting of Shareholders was changes in the Supervisory Board of the Company.

2006-01-31 Changes in the Supervisory Board of KGHM Polska Miedź S.A.

On 31 January 2006 at a meeting of the Extraordinary General Meeting of Shareholders of KGHM Polska Miedź S.A., the following persons were recalled from the Supervisory Board of the Company: Tadeusz Janusz, Elżbieta Niebisz, Jan Rymarczyk and Krzysztof Szamałek.

Simultaneously the following persons were appointed to the Supervisory Board of the Company: Czesław Cichoń, Antoni Dynowski, Krzysztof Skóra, Marcin Ślęzak and Ryszard Wojnowski.

2006-02-08 Shareholders holding at least 5% of the votes at the Extraordinary General Shareholders Meeting of 31 January 2006

Among the shareholders taking part in the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A which was held on 31 January 2006, the following shareholders held a number of shares granting at least 5% of the number of votes at the General Shareholders Meeting:

- The State Treasury - number of votes 88 567 521 - 79.75% of the number of votes participating in the Extraordinary General Shareholders Meeting and 44.28% of the total number of votes,
- ING Nationale - Nederlanden Polska Otwarty Fundusz Emerytalny - number of votes 6 000 000 - 5.40% of the number of votes participating in the Extraordinary General Shareholders Meeting and 3.00% of the total number of votes.

2006-02-08 Agreement with the Trade Unions

On 8 February 2006 the Management Board of KGHM Polska Miedź S.A. entered into an agreement:

a) with all of the trade unions, setting the average monthly wage rate increase factor in the Company for 2006 at 0%; this means that overall wages in the Company in the current year will be such that they do not cause an increase in relation to the prior year and will be in accordance with the amount provided for in the approved budget of the Company for 2006.The agreement assumes that, as part of the parameters described above, the table of basic wage rates will be increased, while in the Divisions of the Company there will be an increase in employee wage categories.

b) with the trade union Związek Zawodowy Pracowników Przemysłu Miedziowego, ending a collective dispute initiated by the trade union on 20 December 2005. With respect to the wage demands being the main subject of the dispute, the agreement does not depart from the provisions entered into with all of the trade unions.

2006-02-10 Changes in the Management Board of KGHM Polska Miedź S.A.

The Supervisory Board of the Company, at its meeting of 10 February 2006, recalled Marek Szczerbiak from the position of President of the Management Board of KGHM Polska Miedź S.A.

The Supervisory Board of the Company at its meeting of 10 February 2006 delegated Krzysztof Skóra, a Member of the Supervisory Board of KGHM Polska Miedź S.A., to perform the duties of President of the Management Board temporarily for a period not longer than three months.

2006-02-24 Changes in the Management Board of KGHM Polska Miedź S.A.

The Supervisory Board of the Company, at its meeting of 24 February 2006, appointed Krzysztof Skóra to the position of President of the Management Board of KGHM Polska Miedź S.A. On this same day Krzysztof Skóra submitted his resignation from the position of Member of the Supervisory Board of KGHM Polska Miedź S.A.
In addition the Supervisory Board recalled Jarosław Andrzej Szczepek from the position of Member of the Management Board – I Vice President of the Management Board, and the following persons from the position of Member of the Management Board - Vice President of the Management Board: Andrzej Krug, Robert Nowak and Sławomir Pakulski.
Simultaneously, the Supervisory Board appointed Maksymilian Bylicki to the position of Member of the Management Board – I Vice President of the Management Board, and the following persons to the position of Member of the Management Board - Vice President of the Management Board: Mirosław Biliński, Marek Fusiński and Ireneusz Reszczyński.

2006-02-27 Ending of suspension from performance of duties of a Vice President of the Management Board

The Supervisory Board of the Company at its meeting of 24 February 2006 decided to end the suspension of Wiktor Błądek from the performance of his duties as a Vice President of the Management Board. This resolution comes into force from 8 March 2006.

2006-03-03 Registration of a change in share capital of the company PHP "Mercus " Sp. z o.o.

On 23 February 2006 a change in share capital was registered by the company PHP "Mercus" Sp. z o.o. with its registered head office in Polkowice. The share capital of PHP "Mercus" Sp. z o.o. was increased by PLN 4 259 thousand through the creation of 7 530 shares having a face value of PLN 565.55 each. All of the new shares were acquired by KGHM Polska Miedź S.A. by a cash payment. Currently the share capital of PHP "Mercus" Sp. z o.o. amounts to PLN 10 733 thousand and is divided into 18 733 shares of PLN 565.55 each. The total number of votes arising from all created shares after registration of this change in share capital is 18 733. All of the shares are owned by KGHM Polska Miedź S.A.

2006-03-10 Signing of significant agreement

On March 10, 2006, KGHM Polska Miedź S.A., PKN Orlen S.A., PSE and Węglokoks as the purchasers, and TDC Mobile International A/S as the seller, executed an "Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel ". The signing of the Agreement was preceded by signing the "Shareholders Agreement on the Purchase of Shares in Polkomtel S.A. from TDC Mobile International A/S and Taking Joint Actions Aimed at Disposing of All Shares Held in Polkomtel S.A." between KGHM Polska Miedź S.A., PKN Orlen S.A., PSE and Węglokoks , as shareholders in Polkomtel S.A.

As a result of a so-called Change of Ownership in relation to TDC Mobile International A/S, the other shareholders of Polkomtel S.A. (including Vodafone Americas Inc.) have obtained, in accordance with §12.14 of the Statute of Polkomtel S.A., the right to acquire a total of 4 019 780 shares held by TDC Mobile International A/S in Polkomtel S.A., in a proportion equal to the percentage of the shares held by each shareholder in Polkomtel S.A., other than the shares held by TDC Mobile International A/S. The purchase offer was delivered by TDC Mobile International A/S to the remaining shareholders on February 8, 2006. The Agreement has been executed in result of the execution of the acquisition right of KGHM Polska Miedź S.A., PKN Orlen S.A., PSE and Węglokoks with respect to the shares referred to in the offer by TDC Mobile International A/S. There is a dispute between Vodafone Americas Inc. and TDC Mobile International A/S connected with this offer and in connection with such dispute the injunction of February 24, 2006 as described below has been instituted.

Pursuant to the Agreement, KGHM Polska Miedź S.A. may acquire 980 486 shares in Polkomtel S.A., representing approximately 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share (the equivalent of PLN 832.72 pursuant to fixing rates list No 50/A/NBP/2006 of March 10, 2006), and an aggregate purchase price not exceeding EUR 209 863 223.44 (the equivalent of PLN 816 472

870.79). Upon KGHM Polska Miedź S.A., PKN Orlen S.A., PSE and Węglokoks acquiring the shares pursuant to the Agreement, together with already-held shares, the said entities will hold in aggregate more than 75% of the total number of shares of Polkomtel S.A.

The parties agreed to vote at any General Meeting of the Polkomtel S.A. in favor of dividends distributed to the shareholders as allowed under the applicable laws from the retained net profits for years preceding 2005, 100% net profit of Polkomtel S.A. generated for years 2005 and 2006 and at least 50% of the net profit generated for any subsequent financial year. The amount of dividend paid out to the seller reduced by the interest on the maximum purchase price may result in the reduction of effective purchase price of shares.

The Agreement has been executed subject to the following condition precedent: the expiry or cancellation with respect to the shares covered by the Agreement of the injunction instituted by the District Court in Warsaw on February 24, 2006 or absence of any other injunction instituted by any other judiciary authority (or any other measure of a similar nature) prohibiting a transfer of shares in Polkomtel S.A. covered by the Agreement by TDC Mobile International A/S.

Pursuant to the Agreement, KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. as the purchasers have the right not to purchase the shares of Polkomtel S.A. if by March 10, 2009 (or such other date as the parties may agree) the abovementioned condition precedent is not fulfilled, or until that date other circumstances exist related to the disputes between Vodafone Americas Inc. and TDC Mobile International A/S that may constitute an obstacle for the purchase from TDC Mobile International A/S of the shares covered by the Agreement, as a result of which the Agreement shall terminate as of that date.

Other information published:

- wording of the proposed resolutions of the Extraordinary General Shareholders Meeting convened for 31 January 2006 [3 January 2006],
- list of information published in 2005 [20 January 2006],
- publication dates of periodic reports in 2006 [27 January 2006] and a change in the dates in reference to the annual report and the consolidated annual report for 2005 [28 February 2006],
- approval by the Supervisory Board at its meeting of 30 January 2006 of the Company Budget for 2006 [30 January 2006],
- information on persons appointed to the Supervisory Board by the Extraordinary General Shareholders Meeting on 31 January 2006 [9 February 2006] and on persons appointed to the Management Board by the Supervisory Board on 24 February 2006 [6 March 2006].

ANNEX C: LIST OF TABLES, DIAGRAMS AND CHARTS

TABELE

DIAGRAMS

CHARTS